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As filed with the Securities and Exchange Commission on June 25, 2002

Registration No. 333-88352

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1
TO
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

WHITE MOUNTAINS INSURANCE GROUP, LTD.
(Exact Name of Registrant as Specified in its Charter)

Bermuda	94-2708455
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

28 Gates Street
White River Junction, Vermont 05001-7066
(802) 295-4500
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

J. Brian Palmer
White Mountains Insurance Group, Ltd.
28 Gates Street
White River Junction, Vermont 05001-7066
(802) 295-4500
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

William J. Whelan, III, Esq. Cravath, Swaine & Moore 825 Eighth Avenue New York, New York 10019-7475 (212) 474-1000	Winthrop B. Conrad Jr., Esq. Davis Polk & Wardwell 450 Lexington Avenue New York, New York 10017 (212) 450-4000

Approximate date of commencement of proposed sale to public:
As soon as practicable after the effective date of this registration statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee(2)

Common shares, par value $1.00 per share	1,350,000	$367.75	$496,462,500	$45,675

(1)
Includes 150,000 shares subject to an over-allotment option granted to the underwriters.
(2)
Previously paid.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS (Subject to Completion)

Issued June 25, 2002

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

1,200,000 Shares

WHITE MOUNTAINS INSURANCE GROUP, LTD.

COMMON SHARES

White Mountains Insurance Group, Ltd. is offering 1,000,000 common shares and the selling shareholder is offering 200,000 common shares. See "Principal and Selling Shareholder" on page 82 for more information on the selling shareholder.

Our common shares are listed on the New York Stock Exchange under the symbol "WTM." On June 21, 2002, the reported last sale price of our common shares on the New York Stock Exchange was $341.00 per share.

Investing in our common shares involves risks. See "Risk Factors" beginning on page 11.

PRICE $    A SHARE

	Price to Public	Underwriting Discounts and Commissions	Proceeds to White Mountains	Proceeds to Selling Shareholder
Per Share	$	$	$	$
Total	$	$	$	$

White Mountains Insurance Group, Ltd. has granted the underwriters the right to purchase up to an additional 150,000 shares to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Morgan Stanley & Co. Incorporated expects to deliver the common shares to purchasers on              , 2002.

MORGAN STANLEY
BANC OF AMERICA SECURITIES LLC
CREDIT SUISSE FIRST BOSTON
LEHMAN BROTHERS
MERRILL LYNCH & CO.

     , 2002

PROSPECTUS SUMMARY

        This summary highlights selected information about us and this offering and may not contain all the information that may be important to you. You should read the entire prospectus, including the information under "Risk Factors" beginning on page 11, our consolidated financial statements and the related notes and other information included in or incorporated by reference in this prospectus, before making an investment decision. Unless otherwise indicated, the information in this prospectus assumes the underwriters have not exercised their over-allotment option and references to share ownership do not give effect to shares issuable upon the exercise of warrants held by Berkshire Hathaway.

WHITE MOUNTAINS

Overview

        We provide a wide range of property and casualty insurance and reinsurance products. We believe we have one of the most experienced management teams in the industry with a strong track record of creating value for our shareholders. We operate through two primary insurance groups, OneBeacon Insurance Group and Folksamerica Holding Company, Inc. OneBeacon, which has roots dating back 170 years, focuses on being a premier provider of property and casualty insurance products in the Northeast United States and of certain specialty products offered throughout the United States. OneBeacon's broad range of personal, commercial and specialty insurance products are sold primarily through select property and casualty independent agents. Folksamerica is a multi-line reinsurer that provides property, casualty and marine reinsurance through independent brokers in the United States and throughout the world. We also have other subsidiaries and affiliates engaged in property and casualty insurance and reinsurance in the United States and internationally.

        As of March 31, 2002, we had total assets of $15.9 billion and common shareholders' equity of $2.1 billion. OneBeacon and Folksamerica are rated "A" (Excellent) and "A-" (Excellent), respectively for financial strength by A.M. Best Company and had a consolidated combined statutory surplus of $2.4 billion as of December 31, 2001.

Our Strengths

  Experienced and Incentivized Management Team with History of Creating Shareholder Value

        Our management team is led by Jack Byrne, our Chairman and Chief Executive Officer. Mr. Byrne has over 50 years of experience in the insurance industry, including serving as Chairman and Chief Executive Officer of GEICO and of Fireman's Fund, a predecessor of White Mountains. Mr. Byrne was named Insurance Leader of the Year in 2001 by The School of Risk Management, Insurance and Actuarial Science and leads a management team with broad-based operating experience at a variety of property and casualty insurance and reinsurance companies. Our President, Tom Kemp, brings 36 years of insurance experience. Ray Barrette, the Chairman and Chief Executive Officer of OneBeacon since June 2001 and the former President of White Mountains, has over 29 years of insurance industry experience. Steve Fass, the President and Chief Executive Officer of Folksamerica, was a founding member of that company in 1980 and has over 32 years of insurance and reinsurance industry experience.

        Additionally, our management's interests are aligned with our financial performance. Our executive officers currently own 17% of the common shares of White Mountains including 14% held by Mr. Byrne. Our executive officers also currently have an additional 2% economic interest in our company through various compensation plans, payable in cash or common shares, that are linked to specific performance targets.

  Proven Track Record of Building Value

        Our underwriting and operating philosophy is to maximize value per share for our shareholders. Our management has achieved an approximate 19% annualized return, including dividends, as measured by the growth in our sales price per share since our initial public offering in 1985. During this period, we have grown our tangible book value per share, as adjusted for the dilutive effect of outstanding options and warrants, from approximately $22 per share at the time of our initial public offering in 1985 to $221.80 per share as of March 31, 2002, representing an approximate annualized return, including dividends, of 18%. Jack Byrne has been our Chairman at all times during this period and Tom Kemp has been one of our senior executives since 1991. Ray Barrette has been part of our senior executive team for approximately 10 years during this period. Steve Fass has been President and Chief Executive Officer of Folksamerica since 1984. Folksamerica was acquired by us in 1998.

  Significant Value Generation through Opportunistic Acquisitions, Asset Sales and Disciplined Operations

        Our approach to acquisitions and investments has been opportunistic rather than strategic. We pursue acquisition and investment opportunities where the depth of our management and operational talent can be fully utilized to create value. By leveraging our operational expertise and focusing on building long-term value, we have been able to transform the operationally and financially challenged companies we have acquired into drivers of value growth. During 2001, we acquired OneBeacon and believe that it provides us with another opportunity to create additional significant value for our shareholders. While the acquisition contributed significantly to our net loss from continuing operations of $271 million in 2001, it also created a $682 million deferred credit that was fully recognized in income by January 2002. A deferred credit represents the excess of the fair value of net assets acquired in the purchase of a business over the purchase price. In addition, we recently played a key role in the establishment of Montpelier Re Holdings Ltd. and Olympus Reinsurance Ltd., two new reinsurance operations established to capitalize on improving industry fundamentals.

        We typically acquire businesses that we expect to hold for the long term, since we believe that a long-term investment horizon offers the greatest opportunity to create value through improvements in operations. However, because we have historically been successful in improving the operations of our acquired businesses, we have taken advantage of, when appropriate, opportunities to capture significant value for our shareholders through sales of those businesses.

  Commitment to Our Fundamental Operating Principles

        We manage our businesses based on the following four operating principles:

        Underwriting Comes First.    We focus our attention on minimizing our loss ratio, which represents the ratio of our loss and loss adjustment expenses to premiums earned. We strive to earn an underwriting profit on all business we write by applying the professional insurance disciplines of pricing, underwriting and claims management. We focus on profitability rather than premium volume, growth or market share. Since our acquisition of OneBeacon, we have focused on improving its loss ratio by raising prices, re-underwriting its entire book of business, and exiting certain lines of business and regions.

        Maintain a Disciplined Balance Sheet.    We strive to state assets and liabilities conservatively on our balance sheet. We believe that loss reserves must be stated properly in order for us to manage our business effectively. Pricing, marketing and underwriting decisions all depend on having an informed judgment of ultimate loss costs. Coincident with our acquisition of OneBeacon, we took actions to strengthen its balance sheet significantly, including increasing reserves, adjusting assets and liabilities, and requiring the purchase of reinsurance from subsidiaries of Berkshire Hathaway. Our current investment posture is conservative as we become more comfortable with our newly acquired reserves, work to improve our underwriting results and reduce our financial leverage.

        Invest for Total Return.    We strive to invest for the best after-tax total return over time without regard to whether the value is reported in our financial statements as investment income, realized capital gains or unrealized capital gains. Our philosophy is to invest policyholder funds (funds backing our insurance liabilities) in liquid, creditworthy fixed income securities and owner funds (equal to shareholders' equity) in a broader range of securities, which may include equities, preferred stocks, convertible securities and other types of fixed income securities. After the acquisition of OneBeacon was announced, we immediately repositioned OneBeacon's investment portfolio by liquidating its significant position in large capitalization growth stocks and tax exempt bonds and replacing them with treasury bonds of an intermediate duration and investment grade corporate bonds.

        Think Like Owners.    Our executive officers and directors, who collectively own 23% of the common shares of White Mountains, think like owners and are owners. We attract and motivate our employees through long term incentive programs that tie share-based compensation to the achievement of specific performance goals over overlapping three-year periods.

OneBeacon Acquisition

        We acquired OneBeacon on June 1, 2001 for $2.1 billion. At the time of the acquisition, OneBeacon was producing unsatisfactory underwriting results, and had done so for several years. In OneBeacon, we saw the opportunity to purchase an underperforming business at a discount to book value with the goal of implementing strategic and operating improvements. In addition to the $682 million deferred credit created by the acquisition, we believe that our purchase of OneBeacon will add significant additional value for our shareholders, provided we can quickly and significantly improve this business through the successful execution of a series of initiatives we commenced in 2001. These initiatives include:

  •
  strengthening OneBeacon's balance sheet by (1) requiring the purchase of reinsurance contracts for old asbestos and environmental claims and adverse development coverage on losses; (2) selling off substantially all of OneBeacon's large portfolio of common stocks and municipal bonds prior to the acquisition and investing the proceeds in highly liquid, investment grade fixed income securities of an intermediate duration and (3) thoroughly analyzing asset and liability carrying values and recording all assets and liabilities at their then fair values;

  •
  appointing a new management team, led by Ray Barrette, focused on building a culture based on our operating principles; and

  •
  implementing operating improvements including shedding non-core businesses through the Liberty Mutual transaction (described below), increasing prices, re-underwriting, eliminating unprofitable products, accounts and agents, improving the claims adjudication, settlement, administration, reporting and processing function by increasing staffing levels in many areas and introducing programs and tools geared toward controlling indemnity costs, establishing new performance expectations based on the introduction of long-term incentive compensation tied closely to operating performance and improving management information systems.

        Liberty Mutual Transaction.    In order to further strengthen and focus the operations of OneBeacon in the Northeast, where it historically had better operating results and stronger agency relationships, on November 1, 2001, OneBeacon transferred its regional agency business, agents, employees, infrastructure and operations in 42 states and the District of Columbia to Liberty Mutual Insurance Group pursuant to a renewal rights agreement. A renewal rights agreement permits an insurer to transfer its right to renew insurance policies that expire after a certain date to another insurer. As is typical in a renewal rights arrangement, Liberty Mutual paid no consideration other than its agreement to service the renewals of these policies and we incurred no accounting charges or liabilities except pursuant to related reinsurance arrangements. The renewal rights transferred to Liberty Mutual related to policies that accounted for $1.5 billion in written premiums, or approximately 45% of OneBeacon's total business in 2001. Liberty Mutual will perform all underwriting and claims processing with respect to the transferred policies. Over the next two years, the underwriting results and cash flows of the renewed policies will be shared between OneBeacon and Liberty Mutual. Reinsurance agreements pro-rate results so that OneBeacon assumes approximately two-thirds of the underwriting results corresponding to renewals in the first year, one-third in the second year and zero thereafter.

        White Mountains Insurance Group, Ltd. was originally formed as a Delaware corporation in 1980. White Mountains became a public company in 1985 and sold its then principal operating subsidiary, Fireman's Fund Insurance Company, in 1991. In October 1999, we completed a corporate reorganization that changed our domicile from Delaware to Bermuda. Our headquarters is located at Crawford House, 23 Church Street, Hamilton HM 11, Bermuda, our principal executive office is located at 28 Gates Street, White River Junction, Vermont 05001-7066 and our registered office is located at Clarendon House, 2 Church Street, Hamilton HM 11, Bermuda.

THE OFFERING

Common shares offered by us	1,000,000 shares
Common shares offered by the selling shareholder	200,000 shares
Total common shares offered	1,200,000 shares
Common shares to be outstanding after this offering	9,284,181 shares
Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $324 million after deducting underwriting discounts and commissions and estimated offering expenses we will pay. We intend to use approximately $283 million of the net proceeds from our sale of common shares together with available cash to pay amounts due in respect of the outstanding principal and interest on the Seller Note, a convertible note payable that we issued in connection with the acquisition of OneBeacon. We will use the balance of the net proceeds from our sale of common shares for general corporate purposes, including possible acquisitions.
We will not receive any proceeds from the sale of common shares in this offering by the selling shareholder.
New York Stock Exchange symbol	"WTM"

        The number of common shares to be outstanding after this offering is based on 8,284,181 common shares outstanding as of June 21, 2002, and excludes:

  •
  72,865 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of $120.80 per share;

  •
  1,230,000 common shares reserved for issuance to our employees under the following plans:

—	OneBeacon Insurance Savings Plan: 500,000 common shares;
—	OneBeacon Insurance Supplemental Plan: 200,000 common shares;
—	White Mountains Long-Term Incentive Plan: 300,000 common shares;
—	Certain other non-qualified, unfunded, deferred compensation plans of White Mountains and OneBeacon: 230,000 common shares; and
  •
  1,714,285 common shares issuable upon the exercise of outstanding warrants held by Berkshire Hathaway at an exercise price of $175.00 per share.

SUMMARY CONSOLIDATED FINANCIAL DATA

        The following table is a summary of our historical consolidated financial data for each of the three years in the period ended December 31, 2001 and for the three months ended March 31, 2001 and 2002. The income statement data for the three months ended March 31, 2001 and 2002 and the balance sheet data as of March 31, 2002, were derived from our unaudited consolidated financial statements that are included elsewhere in this prospectus. The financial information for each of the three years in the period ended December 31, 2001 was derived from our audited consolidated financial statements that are included elsewhere in this prospectus. The interim information was prepared on a basis consistent with that used in preparing our audited financial statements with only such recurring adjustments as are necessary, in management's opinion, for a fair statement of the results for the periods presented. This table should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. For pro forma financial data giving effect to the acquisition of OneBeacon, the execution of the renewal rights agreement and related transactions for the year ended December 31, 2001, we refer you to our Current Report on Form 8-K filed May 15, 2002. Our historical results are not necessarily indicative of our future results.

	Year Ended December 31,					Three Months Ended March 31,
	1999 (a)		2000 (b)		2001 (c)	2001	2002
	(dollars in millions, except share and per share amounts)
Income Statement Data:
Revenues	$579		$848		$3,234	$154	$1,085
Expenses	418		493		3,656	138	1,093

Pretax earnings (loss)	161		355		(422)	16	(8)
Income tax benefit (provision)	(53)		(42)		174	1	13
Accretion and dividends on mandatorily redeemable preferred stock of subsidiaries	—		—		(23)	—	(10)

Net income (loss) from continuing operations before accounting changes	$108		$313		$(271)	$17	$(5)

Net income (loss) from continuing operations before accounting changes per share:
Basic	$19.25		$53.08		$(86.52)	$2.91	$(.62)
Diluted	$17.66		$52.84		$(86.52)	$2.88	$(.62)
Cash dividends declared and paid per share	$1.60		$1.20		$1.00	$1.00	$1.00
Balance Sheet Data (end of period):
Total investments	$1,219		$2,102		$9,006		$8,680
Total assets	2,049		3,545		16,493		15,897
Loss and loss adjustment expense reserves	851		1,556		9,528		9,315
Short-term debt	4		—		358		329
Long-term debt	203		96	(d)	767		748
Deferred credits	101	(e)	92		683 (f)		—
Minority interest—mandatorily redeemable preferred stock of subsidiaries	—		—		170		173
Common shareholders' equity (g)	614		1,046		1,445		2,067
Book value per common share (h)	103.32		177.07		160.36		221.80
Tangible book value per common share (h)(i)	120.23		187.65		225.81		221.80
Common and equivalent shares (000's) (j)	5,946		5,961		10,048		10,063

(a)
Includes gains resulting from the sale of the Valley Insurance Companies, Charter Group, Inc. and White Mountains Insurance Company to Unitrin, Inc. and the sale of substantially all the mortgage banking assets of White Mountains Services Corporation.

(b)
Includes the acquisitions of PCA Property & Casualty Insurance Company and the reinsurance operations of Risk Capital Reinsurance Company as well as the gain on the sale of White Mountains Holdings, Inc. and other assets to Dexia S.A.

(c)
Includes the acquisition of OneBeacon on June 1, 2001 and its results of operations from that date. In connection with the acquisition of OneBeacon, White Mountains issued $1,085 million in debt. White Mountains also issued preferred stock of subsidiaries, convertible preference shares and warrants to acquire common shares for total proceeds of $758 million.

(d)
Reflects a significant repayment of long-term debt by Folksamerica during 2000.

(e)
Deferred credits added during 1999 resulted principally from the purchase of International American Group.

(f)
Deferred credits added during 2001 resulted from the purchase of OneBeacon.

(g)
Reflects a reduction in common shareholders' equity in 1999 resulting from significant repurchases of common shares and an increase in common shareholders' equity in 2001 resulting from capital raising activities undertaken in connection with the acquisition of OneBeacon.

(h)
As adjusted for the dilutive effects of outstanding options and warrants to acquire common shares. See note 1 on page F-11 and F-12.

(i)
Tangible book value per share is calculated by taking book value per common share, as adjusted, plus unamortized deferred credits less goodwill per common share. Net deferred credits are added to book value to reflect the effects of SFAS No. 141, "Business Combinations," which requires the recognition of any excess of the fair value of the net assets over the purchase price paid for acquisitions occurring subsequent to July 1, 2001 and the full recognition of existing unamortized deferred credits on January 1, 2002. See note 1 on page F-10.

(j)
Includes outstanding options and warrants to acquire common shares.

OTHER DATA

        In analyzing our results at OneBeacon, we use a trade ratio, which is a modified statutory combined ratio. A statutory combined ratio is calculated by adding (i) the ratio of incurred loss and loss adjustment expenses to premiums earned (the "loss ratio") and (ii) the ratio of commissions, premium taxes and other underwriting expenses, including general and administrative expenses, to premiums written (the "expense ratio"). To calculate the trade ratio we modify the expense ratio by dividing other underwriting expenses, including general and administrative expenses, by earned premiums rather than written premiums. We believe the trade ratio is the best measure of the current profitability of OneBeacon's businesses because in a period of significant change in premium volumes it relates the cost of producing the business to premiums written and the cost of operating the business to premiums earned. Because other underwriting expenses, including general and administrative expenses, are generally a smaller proportion of expenses at Folksamerica than at OneBeacon, we do not use a trade ratio to evaluate Folksamerica's business.

	Year Ended December 31, 2001		Three Months Ended March 31, 2002
OneBeacon
Loss and loss adjustment expense ratio	88	%(a)	76%
Underwriting expense ratio	32%		33%

Trade ratio	120%		109%

Folksamerica
Loss and loss adjustment expense ratio	91	%(a)	70%
Underwriting expense ratio	34%		32%

Statutory combined ratio	125%		102%
Adjustments to combined ratio (b)	(7)%		(3)%

Adjusted combined ratio	118%		99%

(a)
Includes the impact of the September 11 terrorist attacks of $105 million (3%) for OneBeacon and $25 million (6%) for Folksamerica.

(b)
Adjusted for Folksamerica's retroactive reinsurance that is not reflected in the statutory combined ratio. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-Folksamerica."

RISK FACTORS

        You should carefully consider each of the following risks and all of the other information set forth in this prospectus before deciding to invest in our common shares. If any of the following risks and uncertainties develop into actual events, our business, financial condition or results of operations could be materially adversely affected. In such case, the trading price of our common shares could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

        Unpredictable catastrophic events, such as the September 11, 2001 terrorist attacks, could adversely affect our financial condition or results of operations.

        We write insurance and reinsurance policies that cover catastrophic events. Our policies cover unpredictable natural and other disasters, such as hurricanes, windstorms, earthquakes, floods, fires and explosions. Claims from catastrophic events, particularly those occurring in the Northeastern United States, could reduce our earnings and cause substantial volatility in our financial results for any fiscal quarter or year and adversely affect our financial condition or results of operations. For example, our pretax gross losses associated with the September 11 terrorist attacks were approximately $352 million, $130 million net of reinsurance. Our ability to write new insurance and reinsurance policies could also be impacted. We believe that increases in the value of insured property and the effects of inflation may increase the severity of claims from catastrophic events in the future.

        Our loss reserves may be inadequate to cover our ultimate liability for losses and as a result our financial results could be adversely affected.

        We are required to maintain adequate reserves to cover our estimated ultimate liabilities for loss and loss adjustment expenses. These reserves are estimates based on actuarial and statistical projections of what we believe the settlement and administration of claims will cost based on facts and circumstances then known to us. Because of the uncertainties that surround estimating loss reserves, we cannot be certain that our reserves are adequate and actual claims and claim expenses paid might exceed our reserves. If our reserves are insufficient to cover our actual loss and loss adjustment expenses, we would have to strengthen our reserves and incur charges to our earnings. These charges could be material.

        At the time we acquired OneBeacon, we determined that its loss reserves related to asbestos and environmental liabilities were inadequate. In connection with our acquisition of OneBeacon, OneBeacon acquired full risk transfer coverage from National Indemnity Company, under which National Indemnity Company assumes substantially all liability for losses up to $2.5 billion (net of reinsurance) in old asbestos and environmental claims, and, as of March 31, 2002, it has exhausted approximately $1.8 billion of this coverage. Our reserves for asbestos and environmental losses as of March 31, 2002 represent management's best estimate of our ultimate liability based on information available as of such date. However, as case law expands, OneBeacon may be subject to asbestos and environmental losses beyond amounts intended when policies were originally written. We cannot reasonably estimate at the present time loss reserve additions arising from any such future unfavorable case law interpretations and we cannot be sure that our allocated loss reserves, plus our remaining capacity under the National Indemnity cover, will be sufficient to cover additional liability arising from unfavorable developments in case law.

        We may not be successful in achieving the intended benefits of the OneBeacon acquisition.

        We recently completed the acquisition of OneBeacon, which significantly changed the operations of our company. Risks associated with this acquisition include the following:

  •
  We may have difficulty improving the acquired operations and products.  The process of improving the acquired operations may result in unexpected operating difficulties and may require significant management attention and additional resources.

  •
  We may fail to achieve our targeted returns.  We cannot be sure that our expected returns will be achieved and such failure may adversely affect our business, financial condition, results of operations and cash flows.
  •
  We may discover further instances of inadequate reserves and other adverse situations while enhancing OneBeacon's information systems.  OneBeacon needs to improve its management information systems. We cannot be sure that the increased reserves taken and reinsurance coverage acquired in connection with the acquisition will be sufficient to address issues revealed as we continue to enhance management information systems and procedures.
  •
  OneBeacon's existing book of business is shrinking, and we may incur significant expenses associated with further business rationalization.  Substantial lines of business, accounts and agents have been eliminated at OneBeacon and we continue to evaluate remaining specific accounts and agency relationships.
  •
  The acquisition of OneBeacon has diverted the attention and resources of our management team.  The acquisition and integration of OneBeacon has required and will continue to require a significant commitment of time and resources from our management team. This commitment may adversely affect the operations and performance of our other businesses.
  •
  We have replaced OneBeacon's senior management team.  OneBeacon's future operating performance is heavily dependent on its new senior management team. The new senior managers at OneBeacon have not worked together as a group and it is possible that it will take some time for them to develop an efficient working relationship. Our overall operating and financial results will be adversely affected if they fail to quickly develop such relationships.

        Our significant debt and debt service obligations could adversely affect our business.

        We have significant amounts of outstanding indebtedness. As of May 31, 2002, we had approximately $1.1 billion of indebtedness outstanding, $410 million of which is due on or before June 30, 2004. Of this amount due on or before June 30, 2004, $260 million is due under the Seller Note.

        Our ability to meet our expenses and debt obligations will depend on our future performance, which will be affected by financial, business, economic and other factors. We will not be able to control many of these factors, such as economic conditions and governmental regulation. We cannot be certain that our earnings will be sufficient to allow us to pay the principal and interest on our debt and meet our other obligations. If we do not have enough cash, we may be required to refinance all or part of our existing debt, sell assets, borrow more cash or sell equity. We cannot assure you that we will be able to accomplish any of these alternatives on terms acceptable to us, if at all. Our obligations under our primary credit facility are secured by a pledge of all of the assets of OneBeacon and Fund American Companies, Inc,, including the capital stock of their direct insurance company subsidiaries and of their non-insurance company subsidiaries (other than A.W.G. Dewar).

        We and our subsidiaries will be able to incur substantial additional indebtedness in the future. To the extent new debt and other obligations are added to our and our subsidiaries' currently anticipated debt levels, the substantial risks described in this paragraph would increase.

        We are an insurance holding company with no direct operations and our insurance subsidiaries' ability to pay dividends to us is restricted by law.

        As a holding company with no direct operations and whose only significant assets are the capital stock of our subsidiaries, we rely on investment income, cash dividends and other permitted payments from our subsidiaries to pay dividends on our common shares and other expenses. Our subsidiaries may not be able to generate cash flow sufficient to pay a dividend or distribute funds to us. In addition, applicable state law that regulates the payment of dividends by our insurance subsidiaries and certain contractual restrictions, including restrictions in the debt instruments of our subsidiaries, could prohibit such dividends or distributions. Under the insurance laws of the jurisdictions in which our insurance subsidiaries are domiciled, an insurer is restricted with respect to the timing or the amount of dividends it may pay without prior approval by regulatory authorities. In a given calendar year, our insurance subsidiaries can generally dividend without prior regulatory approval up to the greater of 10% of their statutory surplus at the beginning of the year or the prior year's statutory net income, subject to the availability of unassigned funds (the statutory accounting equivalent of retained earnings). Larger dividends can be paid only upon regulatory approval. If our subsidiaries cannot pay dividends, we may be unable to pay dividends on our common shares.

        Of out total indebtedness outstanding at March 31, 2002, $5 million was a direct liability of White Mountains Insurance Group Ltd. We believe we have sufficient cash and expected dividends from our subsidiaries to service our debt. As of March 31, 2002 we had approximately $112 million of cash and short term investments outside of our insurance subsidiaries. Further, our insurance subsidiaries have the ability to pay dividends of $236 million in 2002 without prior approval of regulatory authorities.

        We may not be able to successfully alleviate risk through reinsurance and retrocessional arrangements.

        We attempt to limit our risk of loss through reinsurance and retrocessional arrangements. Retrocessional arrangements refer to reinsurance purchased by a reinsurer to cover its own risks assumed from primary ceding companies. The availability and cost of reinsurance and retrocessional protection is subject to market conditions, which are outside of our control. As a result, we may not be able to successfully alleviate risk through these arrangements. In particular, the recent hardening of the reinsurance market has led to increased prices or less favorable terms, and in some cases, both, during the renewal of some of our existing reinsurance arrangements. In addition, we are subject to credit risk with respect to our reinsurance and retrocessions because the ceding of risk to other insurance enterprises and reinsurers does not relieve us of our liability to our policyholders or ceding companies. We also may experience difficulties in the future in recovering material reinsurance receivables under our reinsurance and retrocessional arrangements if one or more of our reinsurers suffer financial deterioration. A number of reinsurers in the industry experienced such deterioration in the aftermath of the September 11 attacks. It is possible that one or more of our reinsurers will be significantly adversely affected by future significant loss events.

        The property and casualty insurance and reinsurance industry is highly competitive and we may not be able to compete effectively in the future.

        The property and casualty insurance industry is highly competitive and has experienced severe price competition over the last several years. OneBeacon competes with numerous international and domestic insurance and reinsurance companies in our core regions including Travelers Insurance Group, Zurich Insurance Group, Selective Insurance Group, Hanover Insurance Company and Liberty Insurance Group. Some of these competitors have greater financial resources than we do and have established long-term and continuing business relationships throughout the industry, which can be a significant competitive advantage. In addition, substantial new capital and competitors have entered the market in recent months, and we expect to face further competition in the future. As of December 31, 2000, the most recent year for which market share statistics are available, OneBeacon's market share in its core 8 territories was 3.7% and 4.7% in personal and commercial lines of business, respectively. During this period, OneBeacon's competitors identified above had a combined market share of 15.0% and 19.0% in personal and commercial lines of business, respectively. In 2001, OneBeacon's re-underwriting and pricing initiatives led to the reduction of its net written premium in its core 8 territories by 11% which we expect had an adverse impact on our market share. If we are unable to maintain our competitive position, our business may be adversely affected and we may not be able to compete effectively in the future.

        The property and casualty reinsurance industry is also highly competitive. There are 20 U.S.-based broker-market reinsurance companies that report operating data to the Reinsurance Association of America. Based on surplus size as of December 31, 2001, Folksamerica is the fourth largest of these companies. Additionally, there are reinsurance divisions or departments of four U.S.-based insurers that, while not separate reinsurance companies, participate in the U.S. broker reinsurance market.

        Across all lines of business, Folksamerica competes with all of the larger broker-market reinsurance companies. The companies or divisions with the largest portion of gross premiums in 2001 were: Transatlantic Reinsurance Company (12%), Everest Reinsurance Company (10%) and St. Paul Re (8%). Folksamerica wrote approximately 4% of gross premiums written by all broker-market reinsurance companies and reinsurance divisions of insurance companies in 2001.

        Decreases in rates for property and casualty insurance and reinsurance could adversely affect our results.

        The property and casualty insurance and reinsurance industry historically has been highly cyclical and competitive. Over the past several years, the property and casualty insurance and reinsurance industry has experienced periods of downward pressure on pricing caused by excess underwriting capacity and intense competition as well as periods of firming prices caused by prolonged periods of poor underwriting results combined with certain significant loss events, most notably the September 11 terrorist attacks.

        During 1998 and 1999, the property and casualty insurance and reinsurance industry experienced rate declines and stagnation in what was a prolonged period of soft pricing and poor underwriting results. Starting in 2000, the property and casualty industry started to experience a more stable pricing environment with a moderate amount of rate firming. In 2001, the stable price environment continued with the magnitude varying by line and geographic region. Prior to the September 11th terrorist attacks, the stable rate environment was strengthened by significant losses from Hurricane Alison and other severe wind and hail storms. Although the losses associated with the September 11th terrorist attacks have had a significant upward impact on rates, we believe pricing in a number of large market segments is still below adequate levels. Further, in reaction to the September 11th terrorist attacks the property and casualty industry raised significant additional underwriting capacity to take advantage of the expected upward impact on rates. This increased underwriting capacity could result in further downward pricing pressure.

        Rates for property and casualty insurance and reinsurance are influenced primarily by factors that are outside of our control, including market and competitive conditions and regulatory issues. Any significant decrease in the rates for property and casualty insurance or reinsurance could adversely affect our results.

        We may not maintain a favorable financial strength rating which could adversely affect our ability to conduct business.

        Third party rating agencies assess and rate the claims-paying ability of insurers and reinsurers. These financial strength ratings are used by insurers and reinsurers and insurance and reinsurance intermediaries as an important means of assessing the financial strength and quality of insurers and reinsurers. In addition, the rating of a company purchasing reinsurance may be adversely affected by an unfavorable rating or the lack of a rating of its reinsurer. These ratings are based upon criteria established by the rating agencies. Some of the criteria relate to general economic conditions and other circumstances outside the rated company's control. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of the ratings previously assigned to us. The financial strength ratings assigned by rating agencies to insurance or reinsurance companies are based upon factors relevant to policyholders and are not directed toward the protection of investors. Financial strength ratings by rating agencies are not ratings of securities or recommendations to buy, hold, or sell any security and may be withdrawn or revised at any time at the discretion of the assigning agency. OneBeacon and Folksamerica are rated "A" (Excellent) and "A-" (Excellent), respectively for financial strength by A.M. Best Company and have not been rated lower than these levels during the past five years. A downgrade or withdrawal of either of our ratings could severely limit or prevent us from writing any new insurance or reinsurance policies.

        Our financial results may be adversely affected by Liberty Mutual's performance with respect to the transferred and renewed policies resulting from the Liberty Mutual transaction.

        Over the next two years, the underwriting results and cash flows of the renewed policies pursuant to the Liberty Mutual transaction will be shared between Liberty Mutual and OneBeacon. Reinsurance agreements pro-rate results so that OneBeacon assumes approximately two thirds of the underwriting results in the first year, one third in the second year and zero thereafter. Liberty Mutual will perform all re-underwriting and claims processing with respect to the transferred and renewed policies. Although OneBeacon has established procedures to monitor the sufficiency of these activities, there can be no assurance that these functions will be performed to the same standard as would be applied by OneBeacon or that underwriting results will be adequate.

        Regulation may restrict our ability to operate.

        The insurance and reinsurance industries are subject to extensive regulation under U.S. federal, state and foreign laws. Governmental agencies have broad administrative power to regulate many aspects of the insurance business, which include premium rates, marketing practices, advertising, policy forms and capital adequacy. These agencies are concerned primarily with the protection of policyholders rather than shareholders. Insurance laws and regulations impose restrictions on the amount and type of investments, prescribe solvency standards that must be met and maintained and require the maintenance of reserves. In addition, state insurance holding company statutes generally require prior approval of changes of control of an insurer or its holding company.

        Mandated market mechanisms may require us to underwrite policies with a higher risk of loss.

        Our insurance and reinsurance operations are often required to directly or indirectly participate in mandatory shared market mechanisms, principally in the states of Massachusetts, New Jersey and New York. These mechanisms typically require insurers to accept applications for insurance policies by individuals who are unable to obtain insurance in the voluntary market. As of December 31, 2001, approximately 2% of OneBeacon's net written premium related to its participation in mandatory shared market mechanisms. Underwriting results related to assigned risk plans are typically adverse and, as a result, we underwrite some policies with a higher risk of loss than we would normally accept. For 2001, OneBeacon's net written premium from participation in mandatory shared market mechanisms generated a loss ratio in excess of 100%. In connection with the OneBeacon acquisition, we established reserves related to the New York assigned risk program in the amount of $110.0 million. This liability was $126.5 million as of March 31, 2002. Our participation in assigned risk plans may result in greater liabilities than we anticipate and could adversely affect our results.

        Our investment portfolio may suffer reduced returns or losses which could adversely affect our results.

        Investment returns are an important part of our overall profitability, and fluctuations in the fixed income or equity markets could impair our profitability, financial condition or cash flows. A significant period of time normally elapses between the receipt of insurance premiums and the disbursement of insurance claims. During this time, we generate investment income, consisting primarily of interest earned on fixed maturity investments and dividends earned on equity securities, by investing our capital as well as insurance premiums allocated to support unpaid loss and loss adjustment expense reserves. We also generate investment gains and losses from sales of securities from our investment portfolio. The investment income and fair market value of our investment portfolio are affected by general economic and market conditions, including fluctuations in interest rates and volatility in the stock market. These conditions are outside of our control and could adversely affect the value of our investments and our results.

        We depend on our key personnel to manage our business effectively and they may be difficult to replace.

        Our performance substantially depends on the efforts and abilities of our management team and other executive officers and key employees. Furthermore, much of our competitive advantage is based on the expertise, experience and know-how of our key management personnel, which includes Jack Byrne, Ray Barrette, John Cavoores, Steve Fass, John Gillespie and Tom Kemp. We do not have fixed term employment agreements with any of these key employees and the loss of one or more of these key employees could have a negative effect on our business, revenues, results of operations and financial condition. Our success also depends on the ability to hire and retain additional personnel. Difficulty in hiring or retaining personnel could adversely affect our future operating performance.

        Potential U.S. federal tax law changes could increase our effective tax rate or could have other adverse effects on our business.

        Various legislative proposals have been introduced in the U.S. Congress that, if enacted, would reduce or eliminate the tax advantages of "corporate inversion" transactions, which typically involve a U.S. corporation changing its legal structure so that it becomes organized in a low-tax jurisdiction, such as Bermuda. One such proposal was recently approved by the Senate Finance Committee. Certain proposed legislation, if enacted, could cause Bermuda-based foreign corporations to be taxed as U.S. corporations or could have other adverse tax effects intended to deter these transactions. In October 1999, we completed a corporate reorganization that changed our domicile from Delaware to Bermuda. Certain proposed legislation, if enacted, would be applicable to us and could result in an increase in our effective tax rate, the imposition of U.S. withholding taxes on any dividend distribution by us to our non-U.S. shareholders or other adverse tax effects.

Risks Relating to the Offering

        Substantial sales of our common shares could cause our share price to decline.

        Although there have not been any sales of substantial numbers of our common shares in recent years, if our existing shareholders sell a large number of our common shares or the public market perceives that existing shareholders might sell common shares, the market price of our common shares could significantly decline. All of the shares offered by this prospectus will be freely tradable without restriction or further registration under the federal securities laws unless purchased by an "affiliate" as that term is defined under the Securities Act. On the date of this prospectus, approximately 3,063,983 common shares, or 37% of our outstanding common shares, will be subject to lock up agreements and may be sold 90 days after the date of this prospectus.

        Our share price may decline in the future, resulting in substantial losses for investors purchasing common shares in this offering. Investors may not be able to resell their shares at or above the price to the public.

        The trading price of our common shares may decline in the future. The table on page 20 of this prospectus illustrates the volatility of the trading price of our common shares. Many factors may contribute to a decline in the trading price of our common shares, including, but not limited to:

  •
  quarterly earnings results that are below the published expectations of financial analysts, which could result from our management's focus on growth in value per share in preference to alternative measures of financial and operating performance such as growth in revenues, quarterly earnings and market share;
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  changes in marketing, pricing and sales strategies or development of new products by us or our competitors;
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  changes in domestic or foreign governmental regulations;
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  variations in our results of operations;
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  perceptions about market conditions in the property and casualty and reinsurance industry; and
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  general economic and market conditions.

        Moreover, the possibility exists that the stock market could experience extreme price and volume fluctuations unrelated to our operating performance. Such volatility makes it difficult to ascribe a stable valuation to a shareholder's holdings of our common shares.

        Our relatively low trading volume may limit your ability to sell your shares.

        Although our common shares are listed on the New York Stock Exchange, on many days in recent months the daily trading volume for our common shares was less than 10,000 shares. As a result, you may have difficulty selling a large number of our common shares in the manner or at a price which would be attainable if our common shares were more actively traded.

        We have the right to issue common shares to settle the Seller Note which could be dilutive to our earnings and tangible book value per share.

        The Seller Note was issued in connection with our acquisition of OneBeacon and we intend to use $283 million of the net proceeds of this offering together with available cash to pay amounts due in respect of the outstanding principal and interest on the Seller Note. As of May 31, 2002, the outstanding principal and interest on the Seller Note was approximately $276 million. The terms of the Seller Note permit us, at our option, to settle all or part of the outstanding principal and interest on the Seller Note with common shares valued at $245.00 per common share. While it is not our intention to settle the Seller Note by issuing common shares, if we exercised this option to pay the full amount of the Seller Note, we would issue an additional 1,126,326 common shares based on the outstanding amount as of May 31, 2002, which would have an aggregate market value, based on the June 21, 2002 closing price of $341.00 per share, of $384 million or approximately $108 million more than we would have to pay to settle the Seller Note in cash. Such an issue could be dilutive to our earnings and tangible book value per common share and may have an adverse affect on the price of our common shares.

        Some aspects of our corporate structure and regulatory environment may discourage third party takeovers and other transactions.

        Some provisions of our memorandum of continuance and of our bye-laws have the effect of making more difficult or discouraging unsolicited takeover bids from third parties. In particular, our bye-laws limit the voting rights of any person (subject to certain exceptions) who owns 10% or more of our common shares to 9.9%. The primary purpose of this restriction is to reduce the likelihood that we will be deemed a "controlled foreign corporation" within the meaning of the Internal Revenue Code for U.S. federal income tax purposes. However, this limit may also have the effect of deterring purchases of large blocks of common shares or proposals to acquire us, even if some or a majority of our shareholders might deem these purchases or acquisition proposals to be in their best interests.

        In addition, our bye-laws provide for:

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  a classified board of directors, the size of which is fixed and whose members may not be removed by our shareholders;
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  restrictions on the ability of shareholders to nominate persons to serve as directors, submit resolutions to a shareholder vote and requisition special general meetings;
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  a large number of authorized but unissued shares the issuance of which may be authorized by the board without further shareholder action; and
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  a 75% shareholder vote to amend, repeal or adopt any provision inconsistent with several provisions of the bye-laws.

        These bye-law provisions make it more difficult to acquire control of us by means of a tender offer, open market purchase, a proxy fight or otherwise. These provisions are designed to encourage persons seeking to acquire control of us to negotiate with our directors, which we believe would generally best serve the interests of our shareholders. However, these provisions could have the effect of discouraging a prospective acquiror from making a tender offer or otherwise attempting to obtain control of us.

        Because we are an insurance holding company, the domiciliary states of our insurance subsidiaries impose regulatory application and approval requirements on acquisitions of our common shares which may be deemed to confer control over those subsidiaries, as that concept is defined under the applicable state laws. Acquisition of as little as 10% of our common shares may be deemed to confer control under the insurance laws of some jurisdictions, and the application process for approval can be extensive and time consuming.

        To the extent these provisions discourage takeover attempts, they could deprive shareholders of opportunities to realize takeover premiums for their common shares or could depress the market price of the common shares.

        Differences in corporate law between Bermuda and the United States may afford less protection to holders of our common shares.

        Holders of our common shares may have more difficulty in protecting their interests than would shareholders of a corporation incorporated in a jurisdiction of the United States. We are a Bermuda company and, accordingly, are governed by the Companies Act 1981 of Bermuda which differs in certain material respects from laws generally applicable to U.S. corporations and shareholders, including:

  •
  Interested director transactions.  Our bye-laws generally allow us to enter into any transaction or arrangement in which any of our directors have an interest. Directors may also participate in a board vote approving a transaction or arrangement in which they have an interest, so long as they, prior to any such vote, have disclosed that interest. U.S. companies are generally required to obtain the approval of a majority of disinterested directors or the approval of shareholders before entering into any transaction or arrangement in which any of their directors have an interest, unless the transaction or arrangement is fair to the company at the time it is authorized by the company's board or shareholders.
  •
  Business combinations with interested shareholders.  U.S. companies in general may not enter into business combinations with interested shareholders, namely certain large shareholders and affiliates, unless the business combination had been approved by the board in advance or by a supermajority of shareholders or the business combination meets specified conditions. There is no similar law in Bermuda. However, our bye-laws do limit the opportunities for such business combinations.
  •
  Shareholder suits.  The circumstances in which a shareholder may bring a derivative action in Bermuda are significantly more limited than in the United States. In general, under Bermuda law, derivative actions are permitted only when the act complained of is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of the company's memorandum of association or bye-laws. In addition, Bermuda courts would consider permitting a derivative action for acts that are alleged to constitute a fraud against the minority shareholders or, for instance, acts that require the approval of a greater percentage of the company's shareholders than those who actually approved them.
  •
  Limitations on directors' liability.  Our bye-laws provide that each shareholder agrees to waive any claim or right of action he or she may have, whether individually or in the right of the company, against any director, except with respect to claims or rights of action arising out of the fraud or dishonesty of a director. In general, U.S. companies may limit the personal liability of their directors as long as they acted in good faith and without knowing violation of law.

        Investors may encounter difficulties in service of process and enforcement of judgments against us in the United States.

        We are a Bermuda company and some of our officers and directors are residents of various jurisdictions outside the United States. A substantial portion of our and their assets are located outside of the United States. It may be difficult for you to effect service of process within the United States on our directors, officers and experts who reside outside the United States or to recover against those parties on judgments of U.S. courts predicated upon civil liabilities under the U.S. federal securities laws.

SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

        This prospectus includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated by reference in this prospectus which address activities, events or developments which we expect or anticipate will or may occur in the future are forward-looking statements. The words "believe," "intend," "expect," "anticipate," "project," "estimate," "predict" and similar expressions are also intended to identify forward-looking statements. These forward-looking statements include, among others, statements with respect to our:

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  growth in tangible book value per share or return on equity;

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  business strategy;

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  financial and operating targets or plans;

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  incurred losses and the adequacy of our loss and loss adjustment expense reserves;

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  projections of revenues, income (or loss), earnings (or loss) per share, dividends, market share or other financial forecasts;

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  expansion and growth of our business and operations; and

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  future capital expenditures.

        These statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments, as well as other factors we believe are appropriate in the circumstances. However, whether actual results and developments will conform with our expectations and predictions is subject to a number of risks and uncertainties that could cause actual results to differ materially from our expectations, including:

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  the risk factors discussed in this prospectus and in the documents we incorporate by reference;

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  the continued availability of capital and financing;

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  general economic, market or business conditions;

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  the acquisition and other business opportunities (or lack thereof) that may be presented to and pursued by us;

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  competitive forces, including the conduct of other property and casualty insurers and reinsurers;

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  changes in domestic or foreign laws or regulations applicable to us, our competitors or our clients;

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  an economic downturn or other economic conditions adversely affecting our financial position;

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  loss reserves established by us subsequently proving to have been inadequate; and

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  other factors, most of which are beyond our control.

        Consequently, all of the forward-looking statements made in this prospectus are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. We assume no obligation to update publicly any such forward-looking statements, whether as a result of new information, future events or otherwise.

INFORMATION ABOUT THIS PROSPECTUS

        You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in or incorporated by reference in this prospectus. We are offering to sell, and seeking offers to buy, common shares only in jurisdictions where offers and sales are permitted. The information contained in or incorporated by reference in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares. Unless otherwise indicated or the context otherwise requires, references in this prospectus to "White Mountains," "we," "our," "us" or the "company" refer to White Mountains Insurance Group, Ltd. and its direct and indirect subsidiaries and references to "common shares" refers to common shares of White Mountains Insurance Group, Ltd., par value $1.00 per share.

USE OF PROCEEDS

        We estimate that we will receive net proceeds from this offering of approximately $324 million ($373 million if the over-allotment option is exercised in full), after deducting the underwriting discounts and commissions and estimated offering expenses we will pay. We intend to use $283 million of the net proceeds of the offering together with available cash to pay amounts due in respect of the outstanding principal and interest on the Seller Note issued in connection with the acquisition of OneBeacon. As of May 31, 2002, we owed $260 million of principal and approximately $16 million of accrued interest under the Seller Note, which matures on November 29, 2002. The Seller Note bears interest at a variable rate which is currently set at 5.1% per annum. The Seller Note may also, at our option, be settled with common shares valued at $245.00 per share, although we do not intend to exercise this option. We will use the balance of the net proceeds of the offering for general corporate purposes, including possible acquisitions.

        We will not receive any proceeds from the sale of common shares in this offering by the selling shareholder.

PRICE RANGE OF COMMON SHARES

        Our common shares are quoted on the New York Stock Exchange under the symbol "WTM." The following table presents, for the periods indicated, the daily high and low sale prices per common share as reported on the New York Stock Exchange.

	High	Low
2000:
First quarter	$138.36	$101.68
Second quarter	165.72	125.02
Third quarter	291.79	155.00
Fourth quarter	319.99	233.53
2001:
First quarter	$328.50	$285.04
Second quarter	392.00	302.01
Third quarter	377.99	305.05
Fourth quarter	372.99	328.01
2002:
First quarter	$356.96	$325.03
Second quarter (through June 21, 2002)	$379.50	$328.00

        On June 21, 2002, the reported last sale price of our common shares on the New York Stock Exchange was $341.00 per share. As of May 14, 2002, there were approximately 496 holders of record of our common shares.

DIVIDEND POLICY

        In 1999 and the first three quarters of 2000, we paid a dividend of $.40 per share each calender quarter. Since 2001, in accordance with our new dividend policy, we have paid an annual dividend of $1.00 per share in the first quarter of each year. The payment of any cash dividends in the future will be at the discretion of our board of directors. The declaration and amount of any dividends will depend on a number of factors, including our financial condition, capital requirements, funds and dividends from operations, future business prospects and such other factors as our board of directors may deem relevant.

CAPITALIZATION

        The following table shows our cash and total capitalization as of March 31, 2002, (1) on an actual basis and (2) on an as adjusted basis to give effect to our sale of 1,000,000 common shares and the application of the net proceeds. You should read the table in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2002
	Actual	As Adjusted
	(in millions)
Cash and short-term investments	$1,604.6	$1,654.7

Debt (including current portion):
Revolving credit facility(1)	$125.0	$125.0
Tranche A loans	255.0	255.0
Tranche B loans	396.0	396.0
Other debt	40.5	40.5
Seller Note	260.0	0.0

Total debt	1,076.5	816.5

Minority interest—mandatorily redeemable preferred stock of subsidiaries	172.7	172.7

Common shareholders' equity:
Common shares at $1.00 par value per share; 50,000,000 common shares authorized; 8,284,181 common shares issued and outstanding, actual; 9,284,181 common shares issued and outstanding, as adjusted	8.3	9.3
Paid-in-surplus	1,104.9	1,427.7
Retained earnings	1,001.9	1,001.9
Accumulated other comprehensive income (loss), after-tax	(31.1)	(31.1)
Unearned compensation—restricted share awards	(17.4)	(17.4)

Total shareholders' equity	2,066.6	2,390.4

Total capitalization	$3,315.8	$3,379.6

(1)
At March 31, 2002, we had $50.0 million of remaining availability under a $175.0 million revolving credit facility.

BUSINESS

General

        We were originally formed as a Delaware corporation in 1980 and became a Bermuda limited liability company during 1999. In October 1999, we completed a corporate reorganization that changed our domicile from Delaware to Bermuda (the "Redomestication"). Our principal businesses are conducted through our subsidiaries and affiliates in the business of property and casualty insurance and reinsurance. Our headquarters are located at Crawford House, 23 Church Street, Hamilton, Bermuda HM 11, our principal executive office is located at 28 Gates Street, White River Junction, Vermont 05001-7066 and our registered office is located at Clarendon House, 2 Church Street, Hamilton, Bermuda HM DX.

        On June 1, 2001, we acquired OneBeacon Insurance Group LLC (together with its subsidiaries "OneBeacon") from London-based CGNU plc ("CGNU") for $2.1 billion, of which $260.0 million consisted of a convertible note payable (the "Seller Note") with the balance paid in cash (the "Acquisition"). OneBeacon owns several property and casualty insurance and reinsurance companies throughout the United States. These include OneBeacon Insurance Company, National Farmers Union Property and Casualty Company ("National Farmers Union"), Houston General Insurance Company ("Houston General"), Folksamerica Reinsurance Company (together with Folksamerica Holding Company, Inc. and subsidiaries, "Folksamerica") and Peninsula Insurance Company ("Peninsula"). Folksamerica and Peninsula are owned by OneBeacon but are run as separate entities, with distinct operations, management and business strategies. Folksamerica and Peninsula were contributed to OneBeacon immediately subsequent to the Acquisition. Our consolidated results include OneBeacon's financial results for the seven month period since the Acquisition.

        On November 1, 2001, OneBeacon transferred its regional agency business, agents and operations in 42 states and the District of Columbia to Liberty Mutual Insurance Group ("Liberty Mutual") pursuant to a renewal rights agreement (the "Renewal Rights Agreement"). This transfer amounted to approximately $1.5 billion in written premiums, or approximately 45% of OneBeacon's total business. Service agreements are in place to ensure a smooth transition. Over the next two years, the underwriting results and cash flows of the renewed policies will be shared between OneBeacon and Liberty Mutual. A reinsurance agreement pro-rates results so that OneBeacon assumes approximately two-thirds and one-third of the underwriting results corresponding to renewals in the first and second years, respectively. OneBeacon is now focused on becoming a profitable independent agency property and casualty insurance company in the Northeast and for select specialty business on a national basis.

OneBeacon

        Headquartered in Boston, Massachusetts, OneBeacon is one of the oldest property and casualty insurers in the United States, tracing its roots to 1831 and the Potomac Fire Insurance Company. OneBeacon's legacy includes being among the first to issue automobile policies, honoring claims arising from the great San Francisco earthquake and the sinking of the Titanic and insuring several United States presidents. During 1998, Commercial Union plc and General Accident plc, both UK corporations, were merged to form CGU plc. The United States operations of these companies, General Accident Corporation of America ("General Accident") and Commercial Union Corporation ("Commercial Union"), were merged to form CGU Corporation (the "Merger"). We agreed to purchase CGU Corporation in September of 2000, with the transaction closing on June 1, 2001. The name OneBeacon was introduced at the time of the purchase. OneBeacon is rated as "A" (Excellent) by A.M. Best.

        On June 1, 2001, we significantly improved the protection of OneBeacon's balance sheet. In connection with the Acquisition, CGNU caused OneBeacon to purchase reinsurance contracts with two reinsurance companies rated "AAA" (Extremely Strong) by Standard & Poor's and "A++" (Superior) by A.M. Best: a full risk-transfer cover from National Indemnity Company ("National Indemnity") for up to $2.5 billion in old asbestos and environmental claims (the "National Indemnity Cover") and an adverse development cover from General Reinsurance Corporation ("General Reinsurance") for up to $400.0 million on losses occurring in years 2000 and prior (the "General Reinsurance Cover"). Additionally, certain adjustments required to be made in purchase accounting caused a reduction in the net assets of OneBeacon's acquired balance sheet by $26.9 million (17.4 million after taxes).

        Immediately subsequent to the Acquisition, a new management team was appointed and new performance expectations established through ongoing communication of our operating principles and long-term incentive compensation based on results. Since the Acquisition, substantial actions have been taken to improve OneBeacon's business, including increased pricing and re-underwriting. Certain unprofitable lines of business, accounts and agents have been eliminated. Management has also been seeking to improve the claim adjudication, settlement, administration, reporting and processing function by increasing staffing levels in many areas and introducing programs and tools geared toward controlling indemnity costs. Credit terms have been changed to accelerate the receipt of cash and collection of old receivables is a high priority. Spending on major systems initiatives has been substantially scaled back to focus on delivering meaningful improvements to existing systems while eliminating the multitude of redundant systems left over from the Merger. Significant efforts are underway to rebuild coherent management information that has been lacking since the Merger.

        OneBeacon conducts its primary personal and commercial business through independent agents in four regional operations—Northern New England, Southern New England, Upstate New York and the Metro New York/New Jersey area. Agents add value to their customers through personal attention, coverage expertise and an understanding of local market conditions. The regional operations target personal and commercial customers, focusing on the family account and small to mid-sized businesses. OneBeacon's objective is to underwrite only profitable business without regard to market share, premium volume or growth. In addition to these regional operations, OneBeacon is also committed to nurturing its select specialty businesses that focus on providing custom coverages to certain niche markets, including ocean marine, agricultural insurance, professional liability and tuition reimbursement. Each specialty business has its own operations and appointed agents that target specific customer groups.

  Property and Casualty Insurance Overview

        As a property and casualty insurance company, OneBeacon writes insurance policies in exchange for premiums paid by its customers (the insured). An insurance policy is a contract between OneBeacon and the insured where OneBeacon agrees to pay for losses suffered by the insured that are covered under the contract. Such contracts often are subject to subsequent legal interpretation by courts, legislative action and arbitration. Property insurance covers the financial consequences of accidental losses to the insured's property, such as a house and the personal property in it, or a business' building, inventory and equipment. Casualty insurance (often referred to as liability insurance) generally covers the financial consequences of a legal liability of an individual or an organization resulting from negligent acts and omissions causing bodily injury and/or property damage to a third party. Claims on property coverage generally are reported and settled in a relatively short period of time, whereas those on casualty coverage can take years, even decades, to settle.

        OneBeacon provides property and casualty insurance on a wide variety of coverages, including the following:

  •
  Automobile:  consists of physical damage and liability coverage. Auto physical damage insurance covers loss or damage to vehicles from collision, vandalism, fire, theft or other causes. Auto liability insurance covers bodily injury of others, damage to their property and costs of legal defense resulting from a collision caused by the insured.

  •
  Commercial property:  covers losses to a business' premises, inventory and equipment as a result of weather, fire, theft and other causes.

  •
  Homeowners:  covers losses to an insured's home, including its contents, as a result of weather, fire, theft and other causes, and losses resulting from liability for acts of negligence by the insured or the insured's immediate family.

  •
  Inland marine:  covers property that may be in transit or held by a bailee at a fixed location, movable goods that are often stored at different locations or property with an unusual antique or collector's value.

  •
  General liability:  covers businesses for any liability resulting from bodily injury and property damage arising from its general business operations, accidents on its premises and its products manufactured or sold.

  •
  Umbrella:  supplements existing insurance policies by covering losses from a broad range of insurance risks in excess of coverage provided by the primary insurance policy up to a specified limit.

  •
  Workers compensation:  covers an employer's liability for injuries, disability or death of employees, without regard to fault, as prescribed by state workers compensation law and other statutes.

  •
  Ocean marine:  covers losses to an insured's vessel and/or its cargo as a result of collision, fire, piracy and other perils.

        OneBeacon derives substantially all of its revenues from earned premiums, investment income and net gains and losses from sales of investment securities. Earned premiums represent premiums received from insureds, which are recognized as revenue over the period of time during which insurance coverage is provided (i.e., ratably over the life of the policy). A significant period of time normally elapses between the receipt of insurance premiums and the disbursement of insurance claims. During this time, investment income is generated, consisting primarily of interest earned on fixed maturity investments and dividends earned on equity securities. Net realized investment gains and losses result from sales of securities from OneBeacon's investment portfolio.

        OneBeacon incurs a significant amount of its total expenses from policyholder losses, which are commonly referred to as "claims". In settling policyholder losses, various loss adjustment expenses ("LAE") are incurred, such as insurance adjusters' fees and litigation expenses. In addition, OneBeacon incurs policy acquisition expenses such as commissions paid to agents and premium taxes, and other expenses related to the underwriting process, including salaries for professional and clerical staff.

        Underwriting profit or loss is determined by subtracting losses, loss adjustment expenses, policy acquisition expenses and other underwriting expenses from earned premiums. A key measure of relative underwriting performance is the combined ratio. An insurance company's statutory combined ratio is calculated by adding the ratio of incurred loss and loss adjustment expenses to premiums earned (the "loss ratio") and the ratio of commissions, premium taxes and other underwriting expenses to premiums written (the "expense ratio"). For management purposes, OneBeacon uses a modified statutory combined ratio ("trade ratio") that divides general and administrative expenses by earned premiums rather than written premiums. Management believes the trade ratio to be the best measure of the current profitability of OneBeacon's businesses because it relates the cost of producing the business to premiums written and the cost of operating the business to premiums earned. A trade ratio of 100% or less indicates an underwriting profit, while a ratio greater than 100% indicates an underwriting loss. When considering investment income and investment gains or losses, insurance companies operating at a combined ratio of greater than 100% can be profitable despite incurring an underwriting loss.

  Lines of Business

        OneBeacon writes three core lines of business consisting of personal and commercial lines in the Northeast and certain specialty lines. Premiums from other "non-core" lines, including business assumed from Liberty Mutual in connection with the Renewal Rights Agreement and certain non-core or runoff operations will diminish significantly over the next two years as OneBeacon's obligations under the Renewal Rights Agreement decrease and policies in run-off expire. For the twelve months ended December 31, 2001, OneBeacon's net written premiums and accident year trade ratios (after removing the effects of the National Indemnity Cover, General Reinsurance Cover and certain other non-recurring transactions related to the Acquisition) by line of business were as follows:

Net written premiums and trade ratios by line of business ($ in millions)	Net Written Premiums for the Year Ended December 31, 2001		Trade Ratios for the Year Ended December 31, 2001	Trade Ratios for the Year Ended December 31, 2001 (excluding losses from the attacks of September 11, 2001)
Personal	$856.9	25%	110%	110%
Commercial	690.1	20	121%	109%
Specialty	224.4	6	99%	98%
Other non-core lines	1,695.5	49	125%	125%

Total accident year	$3,466.9	100%	119%	116%

Adjust to calendar year			1%	1%

Total calendar year			120%	117%

        OneBeacon's personal lines include auto, homeowners and Custom-Pac products (combination policies offering home and auto coverage with optional umbrella, boatowners and other coverages), which for the twelve months ended December 31, 2001 represented 61%, 16% and 15%, respectively, of personal lines net written premium. OneBeacon's commercial lines include package (combination policies offering property and liability coverage), commercial auto and workers compensation, which for the twelve months ended December 31, 2001 represented 46%, 22% and 20%, respectively, of OneBeacon's commercial lines net written premium. Specialty products principally include ocean marine, agricultural insurance, professional liability and tuition reimbursement. Other non-core products include business assumed from Liberty Mutual in connection with the Renewal Rights Agreement ($124.4 million), business in territories subject to the Renewal Rights Agreement written prior to November 1, 2001 ($1,230.5 million), premiums generated from National Farmers Union ($171.9 million), national programs and national accounts and certain other insurance products in run-off ($168.7 million).

  New York Automobile Insurance Plan ("NY Auto Plan")

        The NY Auto Plan is a residual insurance market that obtains personal automobile insurance for those individuals who cannot otherwise obtain it in the voluntary insurance market. The NY Auto Plan assigns such individuals to insurers to underwrite and service policies based on the proportion of the automobile insurance premiums each company voluntarily wrote in New York two calendar years ago. The NY Auto Plan allows insurers to either provide insurance coverage to these individuals or to transfer their NY Auto Plan obligation to certain other insurance companies approved by the New York State Insurance Department. This latter process is referred to as a Limited Assigned Distribution and the companies that assume this obligation are referred to as "Limited Assigned Distribution servicing carriers". Companies who transfer their NY Auto Plan business pay a fee to Limited Assigned Distribution servicing carriers in addition to the policy premium.

        Several of OneBeacon's insurance subsidiaries write voluntary automobile insurance in the state of New York. In doing so, they are obligated to accept NY Auto Plan assignments during the next two years for their market share of voluntary premiums written two calendar years ago. In connection with the Acquisition, we estimated the cost of discharging our obligations associated with NY Auto Plan assignments resulting from voluntary business written by OneBeacon in the two-year period prior to the Acquisition and recorded a liability of $110.0 million. Management will periodically review and adjust this liability in accordance with accounting principles generally accepted in the United States ("GAAP") as circumstances change within the New York automobile insurance marketplace.

        AutoOne.    In the last few years, the number of individuals requiring NY Auto Plan assignments and Limited Assigned Distribution fees have both increased significantly. In order to mitigate its own exposure to the cost of future NY Auto Plan assignments and to take advantage of rapidly rising Limited Assigned Distribution servicing fees, in October of 2001 OneBeacon established its wholly-owned subsidiary, General Assurance Company, to act as a Limited Assigned Distribution servicing carrier. This company, which does business as "AutoOne", has written 17 Limited Assigned Distribution contracts that are expected to result in approximately $100 million of assigned written premium with associated servicing fees of approximately $114 million for all of 2002. OneBeacon believes that AutoOne's current business strategy will enable it to capitalize on the significant demands for Limited Assigned Distribution services resulting from increased NY Auto Plan assignments and improve the results of OneBeacon's overall New York automobile business by reducing its cost of obtaining Limited Assigned Distribution services. AutoOne is operated as a separate division of OneBeacon.

        Limited Assigned Distribution servicing contracts between AutoOne and other insurers are for a period of one year. Once an assigned risk policy has been written, AutoOne is obligated to provide insurance for two more years unless the insured departs from the NY Auto Plan, regardless of whether the Limited Assigned Distribution contract is renewed. This risk can be somewhat mitigated through (i) renewal of the Limited Assigned Distribution contract in the subsequent year; (ii) through "disengagement" fees due to AutoOne upon non-renewal of the Limited Assigned Distribution servicing contract; and (iii) through utilization of various credits offered by New York to those insurers who voluntarily provide coverage to individuals in the NY Auto Plan. To the extent that assigned risk rates are increased by New York, the resulting additional premium, along with the Limited Assigned Distribution fee, provides for a significant profit opportunity.

  OneBeacon Professional Partners

        In February 2002, OneBeacon announced that it is entering the directors and officers and professional liability markets under the name OneBeacon Professional Partners. Directors and officers coverage protects directors and officers against personal liability that may arise from omissions or misstatements in the course of running their business. OneBeacon's target for directors and officers cover will be mid-sized public and private companies outside of the technology sector. Professional liability insurance protects against liability that may result from negligence or misconduct related to business operations. OneBeacon's emphasis will be medical professional liability business for small and mid-size institutions and provider groups that require excess coverage and low limits.

        OneBeacon Professional Partners' liability coverages are expected to be issued on a "claims made" basis, which means insurance that covers losses reported during the time period when a liability policy is in effect, regardless of when the event causing the claim actually occurred. OneBeacon Professional Partners operates as a separate division of OneBeacon, and is staffed with a team of experienced liability insurance professionals who recently joined OneBeacon in Avon, CT.

  Geographic Concentration

        OneBeacon's gross written premiums are derived solely from business produced in the United States. The various specialty businesses generate premiums from risks written in markets across the country. Personal and commercial lines business was produced in the following states:

	Year ended December 31, 2001
Premiums by state	Actual	As Adjusted(1)
New York	21%	39%
Massachusetts	13	24
New Jersey	7	13
Maine	5	10
Connecticut	3	5
Other	51(2)	9(3)

Total	100%	100%

(1)
Adjusted to exclude premiums assumed in connection with the Renewal Rights Agreement and premiums in territories subject to the Renewal Rights Agreement written prior to November 1, 2001.

(2)
Includes OneBeacon's premiums written in the remaining 45 states not separately listed in the table.

(3)
Includes three states, Vermont, New Hampshire and Rhode Island, related to our core personal and commercial lines business.

  Marketing

        OneBeacon sells its personal and commercial lines products through select independent insurance agents. OneBeacon believes that independent agents provide complete assessments of their clients' needs, which results in appropriate coverages and true risk management. Additionally, this independent agent distribution channel will continue to be a significant force in overall industry premium production.

        In connection with the Renewal Rights Agreement, OneBeacon reduced the number of its branch offices from 38 to 13, and its total agents from approximately 3,970 in 50 states to approximately 1,850 agents in 8 states. OneBeacon's operations are located close to its agent partners and customers throughout the Northeast.

        OneBeacon's specialty businesses are located in separate locations, logistically appropriate to their target markets. International Marine Underwriters is headquartered in New York City and has nine branch locations located throughout the United States. Its products are distributed through a network of select agents that specialize in the ocean marine business. Agricultural insurance has centralized operations in Lenexa, Kansas and distributes its products through independent agencies that focus on the farm and ranch marketplace. For both of these specialty businesses, OneBeacon leverages its knowledge about these markets to provide products and services tailored to meet customer needs.

  Underwriting and Pricing

        OneBeacon believes that there must be a realistic expectation of underwriting profit on all business written, and a demonstrated fulfillment of that expectation over time. Pricing pressures can be caused by many factors such as: (1) insurance companies selling their products at less than adequate rates, because they either underestimate ultimate claim costs or overestimate the amount of investment income they will earn on premiums before the claims are paid; (2) insurance companies utilizing direct-response marketing methods versus marketing their products through independent agents; (3) competitors seeking to increase revenues and market share by reducing the price of their products beneath levels acceptable to OneBeacon; and (4) mutual insurance companies and other insurance companies who are willing to accept a lower return on equity on their insurance operations than our management and shareholders. Pricing levels can also be influenced by state regulation, legislation and judicial decisions.

        Following the Merger, the integration of underwriting and claims adjudication, settlement administration, reporting and processing functions focused on expense savings brought about numerous changes in business practices and philosophy, as well as in processes and systems. In hindsight, these changes, along with a complicated conversion of policies and claims systems, negatively impacted pricing and underwriting and challenged claims management and reserving. These items contributed significantly to what we now know was the inadequacy (as further discussed herein) of 1999 and prior year reserves, which was subsequently recognized in accordance with generally accepted accounting principles in 2000 and 2001.

        Since the Acquisition, OneBeacon has focused significant attention on pricing and underwriting. Commercial lines prices increased 16% in 2001 with further increases of 25% targeted for 2002. Personal lines pricing increased 5% with a goal of rate, reclassification and coverage actions to produce a 16% increase in 2002. In addition, OneBeacon has ceased writing policies on certain historically unprofitable product lines such as its national programs and national accounts and has reduced or eliminated writings through historically unprofitable agents. Further, as a result of the Renewal Rights Agreement, OneBeacon is focusing its efforts on improving the ongoing operations in the Northeast, where it believes historical results were closer to profit targets.

        On November 1, 2001, Liberty Mutual assumed control over the underwriting and pricing of business subject to the Renewal Rights Agreement. Through the related reinsurance agreement, OneBeacon assumes approximately two-thirds and one-third of Liberty Mutual's underwriting results corresponding to renewals in the first and second years, respectively. Failure of Liberty Mutual to adequately control the renewal underwriting and pricing of the transferred business could adversely impact the financial results of OneBeacon, as well as those of Liberty Mutual, during the transitional reinsurance period.

  Competition

        Property and casualty insurance is highly competitive and extensively regulated by state insurance departments. OneBeacon competes in the United States with numerous regional and national insurance companies, most notably Travelers Insurance Group , Zurich Insurance Group, Liberty Insurance Group, Selective Insurance Group and Hanover Insurance Company. It is often difficult for insurance companies to differentiate their products to consumers. The more significant competitive factors for most insurance products offered by OneBeacon are price, product terms and claims service. OneBeacon's underwriting principles and dedication to agency distribution are unlikely to make OneBeacon the "low cost" provider in most markets. However, as a property and casualty insurer that writes predominantly through independent agents, OneBeacon believes that most property and casualty insurance customers value the counsel of a professional independent agent, and that its use of independent agents is a competitive advantage over direct-response writers. OneBeacon is able to offer independent agents broader product offerings (including both commercial and personal lines) and greater financial strength than many smaller carriers who are its primary competitors in the independent agent channel. As a sizable regional insurance company, OneBeacon expects that it can continue to provide broad product offerings yet believes that its significant use of independent agents will allow OneBeacon to provide more responsive and comprehensive service to its agents and customers. OneBeacon has nurtured close relationships with its agents thereby reinforcing doing business on a personal level. OneBeacon is able to offer its independent agents products with terms desired by the insureds and greater financial strength than many smaller Northeast regional carriers, and with more personalized service than larger national carriers.

  Claims

        Effective claims management is a critical factor in achieving satisfactory underwriting results. Additionally, claims service is the most important product differentiation that OneBeacon brings to its agents and insureds. OneBeacon's near-term staffing and systems plans will cause OneBeacon to spend more on administrative claims costs to reduce overall loss costs.

        Claims handling is located in various regional and local branch offices under the supervision of the Chief Claims Officer. OneBeacon maintains an experienced staff of appraisers, medical specialists, managers, attorneys and field adjusters strategically located throughout its operating territories. OneBeacon also maintains a special investigative unit designed to detect insurance fraud and abuse, and supports efforts by regulatory bodies and trade associations to curtail the cost of fraud.

        Pursuant to the Renewal Rights Agreement, Liberty Mutual assumed control of OneBeacon's claims offices in the regions subject to the Renewal Rights Agreement, and will service claims from OneBeacon policies written prior to November 1, 2001 in those regions. Service agreements were put in place in connection with the Renewal Rights Agreement through which Liberty Mutual has become a third party administrator for those claims. OneBeacon also uses third party administrators for certain other claims, especially in the national accounts and national programs now in run-off. Additionally, National Indemnity is handling the claims processing for claims ceded under the National Indemnity Cover under a third party administrator agreement. OneBeacon's claims staff performs on-site claim audits of its third party administrators to ensure the propriety of the controls and processes over claims serviced by the third party administrator on behalf of OneBeacon.

  Employees

        We have brought a new management team to OneBeacon to improve operating results in the short term and established practices for sustaining acceptable underwriting results going forward. To encourage staff to evolve toward a results-oriented culture, all OneBeacon employees were awarded two common shares and a new performance-based compensation program was introduced for managers and key employees. Managers now see greater emphasis on incentive compensation with payouts based on corporate and individual goal achievements. OneBeacon supports continuous learning to achieve effectiveness and flexibility and encourages its staff to think like owners and take accountability to effect change. In connection with the Renewal Rights Agreement and other actions, OneBeacon reduced its workforce from approximately 7,300 to 4,200 during the past year.

  Loss and Loss Adjustment Expense Reserves

        OneBeacon establishes loss and loss adjustment expense reserves that are estimates of amounts needed to pay claims and related expenses in the future for insured events that have already occurred. Loss and loss adjustment expense reserves have two components: case reserves, which are reserves for claims that have been reported to OneBeacon, and incurred but not reported reserves for claims that have occurred but not yet reported to OneBeacon. Case reserves are estimated based on the experience and knowledge of claims staff regarding the nature and potential cost of each claim. OneBeacon periodically adjusts case reserves as additional information becomes known or payments are made. OneBeacon determines its incurred but not reported reserves by considering all available information including historical patterns of paid and reported claim experience, industry data, and changes in exposures to claims by line of business, type of insurance, limits of coverage, reinsurance protections and other factors affecting the business.

        The process of estimating loss and loss adjustment expense reserves involves a considerable degree of judgment by management. During the claims settlement period, which may extend over a long period of time, additional facts regarding claims and trends become known which may cause OneBeacon to adjust its estimates of the ultimate liability. Also, as noted previously, the Merger combined the claims staff of the two companies. Subsequent to the Merger, it became evident that General Accident had systematically depressed case reserves under the belief that lower case reserves lead to lower settlements. In fact, it resulted in ineffective claims management and higher costs. The more conservative, and management believes, more appropriate, Commercial Union philosophy of establishing case reserves at expected settlement amounts was adopted in 1999. This led to significant case reserve increases which has made the estimation of reserves for incurred but not reported losses challenging. The challenge is compounded by inconsistencies in the categorization of historical data between legacy General Accident and Commercial Union claims systems. Management is working diligently to improve the consistency of such data. In 2001, we asked OneBeacon's adjusters to review all large cases and attest to the case reserve adequacy. As a result of this process, overall reserves have been increased significantly and the General Reinsurance Cover has been exhausted. Management is reasonably confident that known cases can be ultimately settled within established reserves. However, as a result of the inherent uncertainties in the determination of loss and loss adjustment expense reserves for property and casualty insurance companies, combined with the factors noted above, actual loss and loss adjustment expenses may deviate, perhaps substantially, from estimates reflected in our consolidated financial statements. Changes to prior year reserves are booked in the current accounting period in accordance with generally accepted accounting principles.

        The following table reconciles reserves determined in accordance with accounting principles and practices prescribed or permitted by insurance statutory authorities ("Statutory") to reserves determined in accordance with generally accepted accounting principles ("GAAP") at December 31, as follows:

	1999	2000	2001
	(Dollars in Millions)
Statutory reserve for loss and LAE	$5,115.7	$5,730.1	$6,795.8
GAAP adjustments:
Reinsurance recoverable on unpaid losses and LAE	1,285.6	1,276.4	3,609.7
Other	(32.5)	(23.8)	(1,980.3	)(1)

GAAP reserve for loss and LAE	$6,368.8	$6,982.7	$8,425.2

(1)
Includes approximately $2.0 billion of reinsurance recoverables from the National Indemnity Cover and General Reinsurance Covers noted above recorded as contra-liabilities under the statutory basis of accounting.

        The following table presents the development of OneBeacon's year-end property and casualty losses for the ten-year period from 1991 to 2001. Section I of the table shows the gross and net (of reinsurance) estimated liabilities that were recorded at the end of each of the indicated years for all current and prior year unpaid loss and loss adjustment expenses. Section II shows the re-estimate of the net liabilities made in each succeeding year. Section III shows the cumulative net (deficiency)/redundancy representing the aggregate change in the liability from the original balance sheet dates. Section IV shows the reconciliation of net liability re-estimated as of the end of the latest re-estimation period. Section V shows the cumulative net liabilities paid of such previously recorded liabilities.

	OneBeacon Loss and Loss Adjustment Expenses(1) Years Ended December 31,
Dollars in Millions
	1991(2)	1992	1993	1994	1995	1996	1997	1998(3)	1999	2000	2001
I. Liability for unpaid losses and LAE:
Gross balance	$—	$5,652.8	$5,562.5	$5,535.4	$5,844.4	$5,804.4	$5,655.9	$6,944.0	$6,368.8	$6,982.7	$8,425.2
Less: reins. recoverables on unpaid losses and LAE	—	(1,392.6)	(1,191.6)	(1,069.8)	(1,307.4)	(1,260.4)	(1,159.2)	(1,651.9)	(1,285.6)	(1,276.4)	(3,609.7)

Net balance	$3,638.2	$4,260.2	$4,370.9	$4,465.6	$4,537.0	$4,544.0	$4,496.7	$5,292.1	$5,083.2	$5,706.3	$4,815.5

II. Net liability re-estimated as of:
1 year later	3,782.7	4,365.9	4,411.5	4,494.1	4,584.7	4,627.8	5,370.1	5,305.3	5,893.6	4,815.8
2 years later	3,904.4	4,413.4	4,450.3	4,552.1	4,667.1	5,476.0	5,424.7	5,985.4	5,013.5
3 years later	3,992.2	4,510.5	4,501.0	4,642.8	5,460.6	5,549.0	5,965.0	5,002.8
4 years later	4,147.5	4,610.3	4,602.8	5,406.5	5,510.6	5,924.8	4,980.5
5 years later	4,257.6	4,705.8	5,353.2	5,431.8	5,779.5	4,948.0
6 years later	4,356.3	5,446.4	5,353.5	5,632.0	4,794.7
7 years later	5,093.6	5,439.2	5,523.8	4,658.7
8 years later	5,080.7	5,587.1	4,569.2
9 years later	5,217.2	4,638.5
10 years later	4,276.0

III. Cumulative net (deficiency)/ redundancy	$(637.8)	$(378.3)	$(198.3)	$(193.1)	$(257.7)	$(404.0)	$(483.8)	$289.3	$69.7	$890.5	$—
Percent (deficient)/ redundant	(17.5)%	(8.9)%	(4.5)%	(4.3)%	(5.7)%	(8.9)%	(10.8)%	5.5%	1.4%	15.6%	—

IV. Reconciliation of net liability re-estimated as of the end of the latest re-estimation period (see II. above):
Gross re-estimated liability		$9,297.2	$8,984.6	$8,941.2	$8,840.2	$8,889.6	$8,853.1	$8,911.9	$8,835.2	$8,677.8
Less: gross re-estimated reins. recoverable		(4,658.7)	(4,415.4)	(4,282.3)	(4,045.5)	(3,941.6)	(3,872.6)	(3,909.1)	(3,821.7)	(3,862.0)

Net liability re-estimated		$4,638.5	$4,569.2	$4,658.7	$4,794.7	$4,948.0	$4,980.5	$5,002.8	$5,013.5	$4,815.8

V. Cumulative net amount of liability paid through:
1 year later	1,075.7	1,461.0	1,367.3	1,390.1	1,476.6	1,591.9	1,687.3	1,815.2	1,966.5	2,007.9
2 years later	1,928.3	2,254.8	2,152.5	2,240.8	2,372.6	2,621.3	2,735.4	2,954.8	3,136.2
3 years later	2,438.5	2,761.5	2,711.5	2,821.9	3,083.3	3,331.1	3,518.0	3,709.2
4 years later	2,734.0	3,135.8	3,089.5	3,328.3	3,571.3	3,872.2	4,044.0
5 years later	2,994.5	3,394.6	3,464.3	3,672.7	3,961.5	4,233.4
6 years later	3,182.3	3,693.0	3,720.2	3,978.3	4,225.4
7 years later	3,434.1	3,882.1	3,979.3	4,186.9
8 years later	3,591.6	4,122.9	4,159.7
9 years later	3,813.0	4,283.2
10 years later	3,959.9

(1)
In 1998, OneBeacon was formed as a result of a pooling of interests between Commercial Union and General Accident. All historical balances have been restated as though the companies had been merged throughout the periods presented.
(2)
For 1991 liabilities are shown net of reinsurance recoverables, as was the accounting practice prior to the implementation of Statement of Financial Accounting Standard ("SFAS") No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts".
(3)
In 1998, OneBeacon acquired Houston General and National Farmers Union. All liabilities related to these entities have been shown from the acquisition date forward in this table.

        The cumulative net (deficiency)/redundancy in the table above reflects reinsurance recoverables recorded in connection with the Acquisition under the National Indemnity Cover. This cover applies to losses incurred in 2000 and prior years. As a result, it has the effect of significantly increasing OneBeacon's reinsurance recoverables in 2001 and reducing its reserve deficiency for each of the years presented prior to the Acquisition, by the amount of the reserves ceded at the time their cover was purchased. See "Asbestos and Environmental Liabilities" for a discussion of the impact of this reinsurance contract on OneBeacon's net loss and loss adjustment expense reserve position. The table presented below represents OneBeacon's cumulative net deficiency without regard to the National Indemnity Cover.

	Year ended December 31,
($ in millions)
	1991	1992	1993	1994	1995	1996	1997	1998	1999	2000	2001
Cumulative net deficiency	(1,592.9)	(1,333.4)	(1,153.4)	(1,148.2)	(1,212.8)	(1,359.1)	(1,438.9)	(665.8)	(885.4)	(64.6)	—
Percent deficient	(43.8)%	(31.3)%	(26.4)%	(25.7)%	(26.7)%	(29.9)%	(32.0)%	(12.6)%	(17.4)%	(1.1)%	—

  Asbestos and Environmental Liabilities

        OneBeacon estimates its asbestos and environmental loss and loss adjustment expense liabilities based upon several factors, including facts surrounding reported cases and exposures to claims (such as policy limits and deductibles), current law, past and projected claim activity and past settlement values for similar claims.

        Immediately prior to the Acquisition, CGNU caused OneBeacon to purchase a reinsurance contract with National Indemnity for a premium of $1.3 billion under which OneBeacon is entitled to recover from National Indemnity up to $2.5 billion for asbestos claims arising from business written by OneBeacon prior to 1992, environmental claims arising from business written by OneBeacon prior to 1987 and certain other exposures, all net of other third party reinsurance recoveries. The National Indemnity Cover, which was contingent on, and occurred contemporaneously with the Acquisition, qualifies for prospective reinsurance accounting treatment under the Emerging Issues Task Force Technical Matter Document No. D-54 ("EITF Topic D-54") which characterizes the protection as an indemnification by the seller for increases in the liabilities for losses and loss adjustment expenses that existed at the acquisition date.

        Under the terms of the National Indemnity Cover, in addition to the reinsurance premium, National Indemnity received the benefit of reinsurance recoverables from certain of OneBeacon's third party reinsurers in existence at the time the National Indemnity Cover was executed. Collections received from third party reinsurance on the claims covered by the National Indemnity Cover serve to protect the $2.5 billion limit of National Indemnity coverage for OneBeacon's benefit.

        During the fourth quarter of 2001, OneBeacon increased its estimate of gross asbestos and environmental loss reserves to more conservatively reflect the ultimate cost of settling these exposures. As a result of the National Indemnity Cover, there was no change in the net reserve balance. OneBeacon estimates that it has exhausted approximately $1,771 million of the $2.5 billion coverage provided by the National Indemnity Cover at December 31, 2001. To the extent OneBeacon's estimate of ultimate asbestos and environmental losses and National Indemnity's third-party recoverables differs from actual experience, the amount of coverage remaining under the National Indemnity Cover could be higher or lower than $729 million. OneBeacon believes that as a result the National Indemnity Cover and the reserve increase, OneBeacon should not experience financial loss from old asbestos and environmental exposures under current coverage interpretations and has a survival ratio in-line with industry survival ratios. A survival ratio is a company's reserves divided by its historical yearly loss payments for such claims. This ratio measures how many more years of payments the reserves can support, assuming future yearly payments are equal to historical yearly payments. OneBeacon's survival ratio for gross asbestos and environmental reserves, based on its average loss payments for the last year and three years, was approximately 12.7 and 7.7, respectively, at December 31, 2001. Our reserves for asbestos and environmental losses at December 31, 2001 represent our best estimate of our ultimate liability based on information currently available. However, as case law expands, OneBeacon may be subject to asbestos and environmental losses beyond amounts intended by policy coverage. Loss reserve additions arising from any such future unfavorable case law interpretations cannot be reasonably estimated at the present time.

  Construction Defect and Mold Claims

        Construction defect claims are claims that arise from coverage provided by general liability insurance. Construction defect claims typically arise from alleged defective work performed by contractors and subcontractors in the construction of apartments, condominiums and large developments of single family dwellings. In addition to damages arising directly from the alleged defective work, construction defect claims often allege that the economic value of the structure has been diminished. Mold claims are claims that arise from general liability insurance and homeowners insurance. The existence of certain airborne mold spores, resulting from moisture trapped in confined areas, has been alleged to cause severe health and environmental hazards. OneBeacon has sought to limit its potential future exposure to construction defect and mold claims by including exclusionary language in its insurance policies or ceasing to write business in jurisdictions where the exposure to such claims is large. As a result, OneBeacon believes that its reserves for such liabilities are adequate. However, as case law expands, OneBeacon may be subject to construction defect and mold loss and loss adjustment expense liabilities beyond those intended by policy coverage. OneBeacon believes that it is unlikely that any such liabilities would have a material adverse effect on its financial condition or its cash flows.

  Reinsurance Protection

        In the ordinary course of its business, OneBeacon purchases reinsurance from highly rated third party reinsurers (rated A or better by A.M. Best Company) in order to provide greater diversification of its business and minimize the financial impact of large risks or catastrophic events.

        The timing and size of catastrophe losses are unpredictable and the level of losses experienced in any year could potentially be material to OneBeacon's operating results and financial position. Examples of catastrophes include losses caused by earthquakes, wildfires, hurricanes and other types of storms and terrorist acts. The extent of losses caused by catastrophes is both a function of the total amount of insured exposure in an area affected by the event and the severity of the event.

        OneBeacon continually assesses and develops strategies to manage its exposure to catastrophe losses through individual risk selection, by limiting its concentration of insurance written in catastrophe-prone areas (such as coastal regions) and through the purchase of catastrophe reinsurance. OneBeacon has entered into a property catastrophe reinsurance program for the 2002 calendar year through a group of reinsurers, with a $125.0 million retention for losses resulting from any single catastrophe. Property catastrophe losses from a single event in excess of $125.0 million and up to $200.0 million are reinsured for 75% of the loss. Property catastrophe losses from a single event in excess of $200.0 million and up to $750.0 million are reinsured for 95% of the loss. Although the $750.0 million reinsurance limit exceeds OneBeacon's expected maximum loss from a one in 250 year Northeast windstorm, which management considers to be the largest single catastrophe risk based on the coverage and geographic location of its insureds, the nature of storm activity and destruction can not be estimated with certainty. OneBeacon's 2002 catastrophe reinsurance program has a reinstatement provision whereby, in the event of one loss, the coverage used can be reinstated for an additional premium. OneBeacon also purchases reinsurance coverage for certain specific risks below $125.0 million, on either a facultative or treaty basis, where appropriate.

        In connection with the Acquisition, OneBeacon obtained the General Reinsurance Cover which provides for $570.0 million of reinsurance protection consisting of $400.0 million of adverse development coverage on losses occurring in years 2000 and prior, and $170.0 million on losses incurred as of the date of the Acquisition. The General Reinsurance Cover, which was contingent on, and occurred contemporaneously with the Acquisition, qualifies for prospective reinsurance accounting treatment under EITF Topic

D-54 which characterizes the protection as an indemnification by the seller for increases in the liabilities for losses and loss adjustment expenses that existed at the acquisition date. During the fourth quarter of 2001, OneBeacon increased losses and loss adjustment expense reserves for years 1999 and prior in the workers compensation, general liability, commercial multi-peril and personal and commercial automobile lines of business. These actions exhausted the remaining protection under the General Reinsurance Cover and resulted in a $50.0 million pretax charge in the 2001 fourth quarter to loss and loss adjustment expense.

        At December 31, 2001, OneBeacon had $106.3 million of reinsurance currently recoverable on paid losses and $3,609.7 million that will become recoverable if claims are paid in accordance with current loss reserves estimates. Reinsurance recoverables from Berkshire Hathaway, Inc. ("Berkshire") (National Indemnity and General Reinsurance's ultimate parent) under the National Indemnity Cover and the General Reinsurance Cover together represented 62.0% of White Mountains' total reinsurance recoverables at December 31, 2001. Because reinsurance contracts do not relieve OneBeacon of its primary obligation to its policyholders, the financial position and solvency of OneBeacon's reinsurers is critical to the collectibility of its reinsurance coverages. OneBeacon is selective with regard to its reinsurers, placing reinsurance with only those reinsurers having strong financial strength ratings. OneBeacon monitors the financial strength of its reinsurers on an ongoing basis. As a result, uncollectible amounts have not historically been significant.

  Terrorism

        As a result of the terrorist attacks of September 11, 2001 (the "Attacks"), OneBeacon incurred approximately $105.0 million of pretax net losses on gross losses of approximately $248.0 million in the third quarter of 2001. A significant portion of the gross loss resulted from damage to property in the vicinity of the World Trade Center. Our customer with the largest loss value has reopened for business.

        The Attacks have had a profound impact on the United States property and casualty insurance marketplace. Prior to the Attacks, most United States insurance companies had not explicitly contemplated the risk of substantive terrorist attacks when underwriting their policies. In light of the Attacks, OneBeacon and other property and casualty insurance companies have sought to mitigate the risk associated with any future terrorist attacks by seeking to exclude coverage for such losses from their policies.

        Nearly all states (New York and California are two major exceptions) have approved or conditionally approved a clause in commercial lines policies which excludes coverage for most losses resulting from biological, chemical or nuclear terrorist attacks. This clause also excludes coverage for commercial property losses resulting from all other types of terrorist attacks exceeding $25 million and excludes coverage for commercial liability losses if the terrorist event involves the death or serious injury of 50 or more people. In 29 states, however, the terrorist exclusion clause does not apply to losses on commercial property arising from fire subsequent to a terrorist attack. Workers compensation insurance and automobile insurance coverages do not currently contain terrorist exclusion clauses.

        OneBeacon's 2002 property catastrophe reinsurance program does not cover personal or commercial property losses resulting from nuclear, biological or chemical terrorist attacks and its property catastrophe program only covers 30% of commercial property losses resulting from other types of terrorist attacks from $125.0 million to $650.0 million and 95% of such losses from $650 million to $750 million. Therefore, OneBeacon is exposed to the extent exclusion clauses for such losses are not obtained in the direct policies it writes.

        OneBeacon closely monitors its concentration of risk by geographic area and primarily writes small commercial and personal lines business, which are unlikely to be direct targets of terrorism. As a result, OneBeacon believes its exposure to losses from future terrorist attacks to be limited. Nonetheless, risks insured by OneBeacon remain exposed to future terrorist attacks and the possibility remains that any future terrorist losses could prove to be material to our financial position and/or its cash flows.

        In the months following the Attacks, legislative proposals calling for the United States government to assume losses arising from future terrorist attacks over a certain limit have been discussed in Congress but no proposals have been enacted. White Mountains strongly supports the enactment of responsible legislation.

Folksamerica

        Folksamerica, through its wholly owned subsidiary, Folksamerica Reinsurance Company (a New York-domiciled reinsurance company), is a multi-line broker-market reinsurer which provides reinsurance to insurers of property and casualty and accident and health risks in the United States, Canada, Continental Europe (in 2002), Latin America and the Caribbean. Folksamerica became a consolidated subsidiary of White Mountains during 1998. Folksamerica Reinsurance Company is rated "A-" (Excellent) by A.M. Best. During the 2000 fourth quarter and the 2001 second quarter, certain of our insurance operating subsidiaries were contributed to Folksamerica. These operations, which are described separately under "Other Insurance and Reinsurance Operations of Folksamerica", are excluded from the following discussion of Folksamerica unless otherwise noted.

        In December 2001 Folksamerica received a $400.0 million capital contribution from OneBeacon, in the form of cash, which was provided to increase Folksamerica's capacity to capitalize on improved pricing trends which accelerated after the Attacks. As a result, Folksamerica is now among the largest United States-domiciled property and casualty reinsurers as measured by statutory surplus. At December 31, 2001, Folksamerica had total assets of $3.2 billion and shareholder's equity of $910.5 million.

        Folksamerica commenced writing business in 1980 as one of a host of newly formed, foreign-owned reinsurers capitalized with minimal surplus. In 1991, recognizing that surplus size would become an increasingly important business issue, Folksamerica launched an aggressive strategy to increase its resources and capacity through the acquisition of select broker-market reinsurance and property and casualty insurance companies.

        Since 1991, Folksamerica has acquired several other reinsurers which has served to raise Folksamerica's surplus and asset base, broaden its skill set and contribute a number of important business relationships.

        Folksamerica's acquisition strategy is to seek fundamentally sound companies whose owners are no longer committed to the business. In these cases, the owner's lack of interest in the operations available for sale have had more to do with difficulties experienced by the owner in its core business than problems with the operations being sold. Folksamerica's more recent acquisitions included USF Re Insurance Co. in 1999, PCA Property & Casualty Insurance Company in 2000, substantially all the reinsurance operations of Risk Capital Reinsurance Company (the "Risk Capital Operations") in 2000 and C-F Insurance Company in 2001. Folksamerica will continue to seek additional insurance and reinsurance acquisitions in the future.

  Reinsurance Overview

        Reinsurance is an arrangement in which a reinsurance company (the "reinsurer") agrees to indemnify an insurance company (the "ceding company") for all or a portion of the insurance risks underwritten by the ceding company under one or more insurance policies. Reinsurance can benefit a ceding company in a number of ways, including reducing net liability exposure on individual risks, providing catastrophe protections from large or multiple losses, stabilizing financial results and assisting in maintaining acceptable operating leverage ratios. Reinsurance can also provide a ceding company with additional underwriting capacity by permitting it to accept larger risks and underwrite a greater number of risks without a corresponding increase in its capital or surplus. Reinsurers may also purchase reinsurance, known as retrocessional reinsurance, to cover their own risks assumed from primary ceding companies. Reinsurance companies often enter into retrocessional agreements for many of the same reasons that ceding companies enter into reinsurance agreements.

        A significant period of time normally elapses between the receipt of reinsurance premiums and the payment of reinsurance claims. The claims process generally begins upon the occurrence of an event causing an insured loss followed by: (1) the reporting of the loss by the insured to the ceding company; (2) the reporting of the loss by the ceding company to the reinsurer; (3) the ceding company's adjustment and payment of the loss; and (4) the payment to the ceding company by the reinsurer. During this time, reinsurance companies generate investment income, consisting primarily of interest earned on fixed maturity investments and dividends earned on equity securities. The period of time between the receipt of premiums and the payment of claims is typically longer for a reinsurer than for a direct insurer.

        Folksamerica writes both treaty and facultative reinsurance. Treaty reinsurance is an agreement whereby the reinsurer assumes a specified portion or category of risk under all qualifying policies issued by the ceding company during the term of the agreement, usually one year. In the underwriting of treaty reinsurance, the reinsurer does not evaluate each individual risk and generally accepts the original underwriting decisions made by the ceding insurer. Folksamerica performs a comprehensive review of the underwriting, pricing, claims handling and general business controls of all potential treaty clients prior to quoting on such arrangements. Facultative reinsurance is underwritten on a risk-by-risk basis, which allows the reinsurer to apply its own pricing to an individual exposure. Facultative reinsurance is normally purchased by insurance companies for individual risks not covered under reinsurance treaties or for amounts in excess of limits on risks covered under reinsurance treaties. The majority of Folksamerica's premiums are derived from treaty reinsurance contracts both on an excess of loss and quota share basis, which in 2001 amounted to 37.3% and 55.5% of its total gross earned premiums, respectively.

        Folksamerica derives its business from a spectrum of ceding insurers including national, regional, specialty and excess and surplus lines writers. Folksamerica determines which risks it accepts based on the anticipated underwriting results of the transaction, which are evaluated on a variety of factors including the quality of the reinsured, the attractiveness of the reinsured's insurance rates, policy conditions and the adequacy of the proposed reinsurance terms.

  New Affiliations

        Olympus Reinsurance Ltd. ("Olympus").    In December 2001, Folksamerica negotiated a quota share retrocessional arrangement with Olympus which is designed to increase Folksamerica's capacity to capitalize on the enhanced reinsurance fundamentals during 2002 and beyond. A quota share retrocessional arrangement is an arrangement whereby a reinsurer assumes a predetermined proportional share of the premiums and losses generated on specified business. Folksamerica anticipates writing additional property excess of loss business in the future as a result of increasing prices and improving conditions. Under the quota share treaty with Olympus, effective January 1, 2002, Folksamerica will cede 75% of its short-tailed excess of loss business, mainly property and marine, to Olympus. Folksamerica receives an override commission on premiums ceded to Olympus and expects such fees to be significant. Olympus is a Bermuda-domiciled insurance and reinsurance company that was recently formed with an initial capitalization of more than $500.0 million to respond to the current favorable underwriting and pricing environment in the reinsurance industry. We do not have an ownership stake in Olympus, however, certain of our directors, officers and affiliates own approximately 5% of the common shares of Olympus Re Holdings, Ltd. ("Olympus Holdings"), Olympus's parent. Mr. Joseph S. Steinberg, one of our directors, is Chairman of Olympus Holdings.

        White Mountains Underwriting Limited.    In December 2001, we formed White Mountains Underwriting Limited, an underwriting management company domiciled in Ireland. White Mountains Underwriting Limited, a wholly owned subsidiary of White Mountains, is expected to expand Folksamerica's access to international property excess of loss reinsurance business and will provide professional insurance services to both Folksamerica and Olympus. White Mountains Underwriting Limited receives management fees and a profit commission on business placed with Folksamerica and Olympus; such fees are expected to be significant.

  Classes of Business

        Business classes.    Folksamerica writes three main classes of reinsurance: liability reinsurance, property reinsurance and accident and health reinsurance, which for the year ended December 31, 2001 represented 68%, 20% and 6% of its net written premiums, respectively.

        Folksamerica's net written premiums by line of business for the years ended December 31, 2001, 2000 and 1999 were as follows:

	Year ended December 31,
Business class ($ in millions)
	1999	2000	2001
Liability	$122.6	$208.4	$310.6
Property	68.9	91.6	93.5
Accident and Health	—	26.4	25.1
Other	10.2	6.2	29.7

Total	$201.7	$332.6	$458.9

  Geographic Concentration

        Folksamerica's net written premiums by geographic region for the years ended December 31, 2001, 2000 and 1999 were as follows:

	Year Ended December 31,
Geographic region ($ in millions)
	1999	2000	2001
United States	$172.2	$296.7	$408.3
Canada	21.0	21.6	26.6
Latin America and the Caribbean	8.5	14.3	24.0

Total	$201.7	$332.6	$458.9

  Marketing

        Folksamerica obtains most of its reinsurance business through brokers and reinsurance intermediaries that represent the ceding company. Folksamerica considers both the intermediary and the ceding company as its clients in any placement. Much of Folksamerica's business is conducted with ceding companies and their management, with whom Folksamerica has developed strong business relationships over a long period of time. The process of placing a brokered reinsurance program typically begins when a ceding company enlists the aid of a reinsurance broker in structuring a reinsurance program. Often the ceding company and the broker will consult with one or more lead reinsurers as to the pricing and contract terms for the reinsurance protection being sought. Once the ceding company has approved the terms quoted by the lead reinsurer, the broker will offer participation to qualified reinsurers until the program is fully subscribed by reinsurers at terms agreed to by all parties.

        Folksamerica generally pays ceding companies a ceding commission under quota share reinsurance treaties. The ceding commission is generally based on the ceding company's cost of acquiring the business being reinsured (commissions, premium taxes and certain miscellaneous expenses). During the years ended December 31, 2001 and 2000, Folksamerica received no more than 10% of its gross reinsurance premiums from any individual ceding company. Additionally, Folksamerica pays reinsurance brokers'

commissions based on negotiated percentages of the premium it writes. These commissions, which average approximately 5% of premium, constitute a significant portion of Folksamerica's total acquisition costs and are included in its underwriting expenses. During the years ended December 31, 2001 and 2000, Folksamerica received approximately 54.4% and 56.4%, respectively, of its gross reinsurance premiums written from three major reinsurance brokers as follows: (1) AON Re, Inc.—21.3% and 17.2%, respectively; (2) Benfield Blanch—17.2% and 21.6%, respectively; and (3) Guy Carpenter—15.9% and 17.6%, respectively.

  Underwriting and Pricing

        Folksamerica's underwriters and pricing actuaries evaluate each underwriting submission in order to determine price. Folksamerica prices its products by assessing the desired return on the capital needed to write a given contract and by estimating future loss and loss adjustment expenses and investment income to be earned on net cash flow from the contract. Folksamerica will only accept contracts with a high likelihood of generating acceptable returns on equity. Folksamerica's pricing indications are based on a number of underwriting factors including historical results, analysis of exposure and estimates of future loss costs, a review of other programs displaying similar exposure characteristics, the primary insurer's underwriting and claims experience and the primary insurer's financial condition. Folksamerica's underwriters perform regular underwriting audits to monitor the ceding company's pricing discipline. Such reviews provide important input to support renewal discussions.

        Folksamerica and other reinsurance companies have sought to mitigate the risk associated with future terrorist attacks in a similar manner as direct insurers. Since the Attacks, reinsurers have attained significant price increases across all lines of reinsurance in response to greater perceived policy exposures. Regulations regarding permitted policy exclusions applicable to reinsurance contracts are often less stringent than those imposed upon direct insurers. As a result, exclusions are more often dictated by the marketplace than by regulation. Folksamerica's reinsurance contracts on commercial risks written subsequent to the Attacks contain clauses which exclude terrorist exposure. Reinsurance contracts on personal risks written subsequent to the Attacks generally contain exclusions related to nuclear, biological and chemical attacks.

  Competition

        There are 20 U.S.-based broker-market reinsurance companies that report operating data to the Reinsurance Association of America. Based on surplus size as of December 31, 2001, Folksamerica is the fourth largest of these companies. Additionally, there are reinsurance divisions or departments of four U.S.-based insurers that, while not separate reinsurance companies, participate in the U.S. broker reinsurance market.

        Across all lines of business, Folksamerica competes with all of the larger broker-market reinsurance companies and reinsurance departments or divisions of primary insurance companies. Folksamerica wrote approximately 4% of gross premiums written by all broker-market reinsurance companies and reinsurance divisions of insurance companies in 2001. The companies or divisions writing the largest portion of gross premiums in 2001 were: Transatlantic Reinsurance Company (12%), Everest Reinsurance Company (10%) and St Paul Re, a division of The St Paul Companies (8%).

        To compete within the U.S. broker reinsurance market, Folksamerica has a 20 year history of close relationships with ceding companies and maintains a disciplined underwriting strategy which, among other things, focuses on writing more business when market terms and conditions are favorable and reducing business volume during soft markets when terms and conditions become less favorable. Folksamerica also employs a multi-line approach, offering clients a wide range of reinsurance products to satisfy their risk management needs. Additionally, during soft markets, Folksamerica utilizes an acquisition-based growth strategy: seeking to acquire fundamentally sound competitors whose ownership structure or other factors limit their ability to compete effectively.

        In general, poor market conditions for primary companies in recent years have caused insurers to reduce their own premium writings or restructure their reinsurance programs, thereby reducing the amount of reinsurance they purchase. As a result of consolidation within the industry, many ceding companies are now larger and financially stronger, thereby enabling them to retain more risk. In addition, increasingly intense competition in the reinsurance markets, primarily as a result of excess industry capital, has historically driven reinsurance prices on many programs below levels which Folksamerica will accept. The significant insured losses resulting from the Attacks have reduced the capacity of several reinsurers resulting in marked improvements in reinsurance pricing, terms and conditions. However, due to recent capital raising activities by several Bermuda-based and other reinsurers, there is no assurance that such improved conditions will continue over an extended period. Folksamerica's management believes that the reinsurance industry, including the intermediary market, will continue to undergo further consolidation. Management further believes that size and financial strength will become increasingly important factors in selecting reliable reinsurance partners, particularly in light of the weakening of several reinsurers in the wake of the Attacks.

  Claims

        Folksamerica maintains a staff of experienced reinsurance claim specialists that work closely with reinsurance intermediaries to obtain specific claims information from its customers. Folksamerica's claims staff also regularly perform on-site claim reviews to assess and improve the reinsured's claim-handling ability and reserving techniques. In addition, Folksamerica's claim specialists review loss information provided by the reinsured for adequacy. The results of Folksamerica's on-site claim reviews are shared with its actuaries and underwriters to ensure that they are making the correct assumptions in pricing its products and that all relevant information is used in establishing loss reserves.

  Loss and Loss Adjustment Expense Reserves

        Folksamerica establishes loss and loss adjustment expense reserves that are estimates of future amounts needed to pay claims and related expenses for insured events that have already occurred. Loss and loss adjustment expense reserves have two components: case reserves and incurred but not reported reserves. Reserve estimates reflect the judgment of both the ceding company and Folksamerica, based on the experience and knowledge of their respective claims personnel, regarding the nature and value of the claim. The ceding company may periodically adjust the amount of the case reserves as additional information becomes known or partial payments are made. Upon notification of a loss from a ceding company, Folksamerica establishes case reserves, including loss adjustment expense reserves, based upon Folksamerica's share of the amount of reserves established by the ceding company and Folksamerica's independent evaluation of the loss. In cases where available information indicates that reserves established by the ceding company are inadequate, Folksamerica establishes case reserves in excess of its share of the reserves established by the ceding company.

        Folksamerica uses a combination of actuarial methods to determine its incurred but not reported reserves. These methods fall into two general categories: (1) methods by which ultimate claims are estimated based upon historical patterns of paid and reported claim development experienced by Folksamerica, as supplemented by reported industry patterns, and (2) methods in which the level of Folksamerica's incurred but not reported claim reserves are established based upon the application of expected loss ratios relative to earned premium by accident year, line of business and type of reinsurance written by Folksamerica.

        The following table reconciles reserves determined in accordance with accounting principles and practices prescribed or permitted by insurance statutory authorities to reserves determined in accordance with generally accepted accounting principles at December 31, as follows:

	1999(1)	2000	2001
	(Dollars in Millions)
Statutory reserve for losses and LAE	$681.1	$810.9	$726.7
GAAP adjustments:
Reinsurance recoverable on unpaid losses and LAE	163.2	724.2	896.6
Other(2)	—	21.2	21.2

GAAP reserve for losses and LAE	$844.3	$1,556.3	$1,644.5

(1)
Excludes reserves for PCA Property & Casualty Insurance Company acquired in 2000, although such reserves are required to be included in the ten year loss table below since inception.
(2)
Includes purchase accounting adjustments.

        The process of estimating loss and loss adjustment expense reserves involves a considerable degree of judgment by management. During the claims settlement period, which may extend over a long period of time, additional facts regarding claims and trends may become evident which may cause Folksamerica to adjust its estimates of the ultimate liability. As a result, actual loss and loss adjustment expenses may deviate, perhaps substantially, from estimates reflected in our consolidated financial statements. Changes to prior year reserves are booked in the current accounting period.

        The following table presents the subsequent development of the year-end loss reserves of Folksamerica and its subsidiaries for the ten-year period from 1991 to 2001. Section I of the table shows the gross and net (of reinsurance) estimated liabilities that were recorded at the end of each of the indicated years for all current and prior year unpaid loss and loss adjustment expenses. Section II shows the re-estimate of the net liabilities made in each succeeding year. Section III shows the cumulative net (deficiency)/redundancy representing the aggregate change in the liability from the original balance sheet dates. Section IV shows the reconciliation of net liability re-estimated as of the end of the latest re-estimation period. Section V shows the cumulative net liabilities paid of such previously recorded liabilities.

	Folksamerica's Loss and Loss Adjustment Expenses(1)(2)(3) Years Ended December 31,
Dollars in Millions
	1991(4)	1992(4)	1993(4)	1994(4)	1995(4)	1996(4)	1997(4)	1998	1999	2000	2001
I. Liability for unpaid losses and LAE:
Gross balance	$—	$758.3	$798.4	$856.2	$981.5	$1,578.7	$1,461.3	$1,437.6	$1,273.1	$1,556.3	$1,644.5
Less: reins. recoverables on unpaid losses and LAE	—	(172.0)	(154.4)	(182.4)	(201.0)	(390.2)	(352.0)	(398.0)	(351.1)	(724.2)	(896.6)

Net balance	$506.3	$586.3	$644.0	$673.8	$780.5	$1,188.5	$1,109.3	$1,039.6	$922.0	$832.1	$747.9

II. Net liability re-estimated as of:
1 year later	543.4	601.5	672.5	701.8	834.1	1,222.6	1,125.5	1,036.0	950.8	846.4	—
2 years later	542.9	626.0	706.0	748.6	855.4	1,224.6	1,108.5	1,047.8	962.5
3 years later	567.6	653.2	746.3	763.7	862.7	1,206.4	1,114.5	1,032.3
4 years later	589.2	680.7	761.3	767.0	874.9	1,214.2	1,088.7
5 years later	610.2	694.8	764.1	778.8	874.2	1,188.9
6 years later	623.0	699.6	772.8	779.2	844.9
7 years later	630.6	706.5	774.2	755.9
8 years later	637.1	709.1	756.3
9 years later	635.7	696.8
10 years later	626.3

III. Cumulative net (deficiency)/redundancy	$(120.0)	$(110.5)	$(112.3)	$(82.1)	$(64.4)	$(0.4)	$20.6	$7.3	$(40.5)	$(14.3)	$—

Percent (deficient)/redundant	(23.7)%	(18.8)%	(17.4)%	(12.2)%	(8.3)%	—%	1.9%	.7%	(4.4)%	(1.7)%	—%

IV. Reconciliation of net liability re-estimated as of the end of the latest re-estimation period (see II. above):
Gross re-estimated liability		$947.6	$972.5	$993.1	$1,055.9	$1,605.6	$1,476.8	$1,423.3	$1,389.5	$1,651.1
Less: gross re-estimated reins. recoverable		(250.8)	(216.2)	(237.2)	(211.0)	(416.7)	(388.1)	(391.0)	(427.0)	(804.7)

Net liability re-estimated		$696.8	$756.3	$755.9	$844.9	$1,188.9	$1,088.7	$1,032.3	$962.5	$846.4

V. Cumulative net amount of liability paid through:
1 year later	136.7	165.1	219.8	201.9	225.5	322.6	277.5	291.4	111.1	380.9	—
2 years later	202.6	289.8	337.3	323.4	363.6	506.7	472.0	390.6	364.0
3 years later	290.9	366.2	418.2	412.8	457.0	656.6	582.4	552.9
4 years later	343.4	423.9	481.2	474.3	542.8	774.0	680.9
5 years later	382.1	467.9	521.4	530.8	608.2	843.1
6 years later	415.8	495.2	565.8	572.7	644.1
7 years later	439.1	530.6	596.3	598.3
8 years later	468.7	554.6	618.2
9 years later	488.4	572.2
10 years later	503.9

(1)
The table includes the complete loss development history for all periods presented for all companies acquired by Folksamerica through an instrument of Transfer and Assumption approved by the appropriate insurance regulators. Under the instrument, insurance regulators require that Folksamerica report reserve development on loss and loss adjustment expense reserve liabilities as if the companies had been combined from their inception.
(2)
The table excludes Fund American Reinsurance Company Ltd. whose liability for unpaid losses and LAE totaled $25.8 million as of December 31, 2001.
(3)
For 1991 liabilities are shown net of reinsurance recoverables on paid and unpaid losses and LAE, as was the accounting practice prior to the implementation of SFAS 113.
(4)
Folksamerica became a consolidated subsidiary of White Mountains during 1998. Reserve development for the years ended 1991 through 1997 reflects development on reserves established before we consolidated Folksamerica's results.

  Reinsurance Protection

        Folksamerica has exposure to losses caused by hurricanes, earthquakes, winter storms, windstorms, terrorist acts and other catastrophic events. In the normal course of business, Folksamerica seeks to reduce the risk of loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance and reinsurance enterprises and by closely monitoring aggregate property exposures and related probable maximum losses ("PML", which is a model-based estimate of the maximum dollar amount that can be lost if a catastrophe occurs). To manage and analyze aggregate exposures and PML, Folksamerica utilizes a variety of tools and analyses, including catastrophe modeling software packages. Folksamerica's catastrophe management strategy is to limit its PML to less than 10% of surplus for a 1 in 250 year event. Folksamerica continually assesses its concentration of underwriting exposures in catastrophe prone areas and develops strategies to manage this exposure, primarily through limiting accumulation of exposure to acceptable levels and the purchase of catastrophe reinsurance. Folksamerica's current catastrophe protection program includes 85% of $35.0 million of protection in excess of a $25.0 million retention for the first loss and additional coverage for a second loss. The current program also includes coverage of $10.0 million in excess of a $5.0 million retention for Folksamerica's proportional property portfolio. Both of the above contracts are 100% placed with a single, top quality reinsurer, and have reinstatement provisions whereby, in the event of one loss, the coverage is reinstated for additional premium.

        Folksamerica recorded gross and net of reinsurance losses from the Attacks of approximately $104.0 million and $25.0 million, respectively, during 2001. Folksamerica has evaluated each of its significant reinsurers and believes its provision for uncollectible reinsurance, with respect to reinsurance relating to the Attacks and otherwise, to be adequate.

  Other Insurance and Reinsurance Operations of Folksamerica

        In October 1999 we completed our acquisition of International American Group, a collection of insurance companies, for $86.7 million in cash. We acquired Peninsula Insurance Company ("Peninsula"), American Centennial Insurance Company ("American Centennial") and British Insurance Company of Cayman ("British Insurance Company") through its acquisition of International American Group, all of which were owned by Folksamerica at December 31, 2001.

        Peninsula.    Peninsula, which was established in 1960, is a Maryland-domiciled property and casualty insurer which writes both personal and commercial lines, primarily private passenger auto, homeowners, commercial auto and commercial multi-peril. Most of Peninsula's insurance products are sold in Maryland, Delaware and Virginia. Peninsula is rated "A" (Excellent) by A.M. Best. Peninsula markets insurance products principally through independent agents. Peninsula's primary business focus is to establish strong long-term relationships with its agents and insured customers by focusing on providing quality insurance products to families and small private businesses. Peninsula pays their independent agents commissions representing negotiated percentages of the premium they write. These commissions, which currently range from 5.0% to 20.0% of premium, depending on the line of business, constitute a significant portion of total acquisition costs and are included in underwriting expenses. At December 31, 2001 and 2000, and the years then ended, Peninsula had $55.9 million and $56.3 million of total assets, $28.3 million and $22.7 million in net written premiums and $22.5 million and $23.7 million of shareholder's equity, respectively.

        American Centennial and British Insurance Company.    American Centennial and British Insurance Company are Delaware-domiciled and Cayman Island-domiciled, respectively, property and casualty insurance companies in run-off. At December 31, 2001 and 2000, American Centennial had $66.2 million and $66.0 million of total assets and $37.0 million and $43.9 million of shareholder's equity, respectively. At December 31, 2001 and 2000, British Insurance Company had $22.4 million and $22.1 million of total assets and $4.4 million and $4.5 million of shareholder's equity, respectively.

        Esurance, Inc. ("Esurance").    Esurance, which was established in 1998, is a personal lines property and casualty insurance provider that currently sells personal auto insurance in 27 states. Esurance leverages technology to remove excess costs from the marketing, sales and servicing of personal lines insurance products. Esurance focuses on the Internet as its main sales and service channel, while maintaining its customer service center on a 24 hour basis. In October 2000, Folksamerica purchased an 80% majority interest in Esurance for $9.0 million. During the fourth quarter of 2001, Folksamerica purchased the remaining 20% minority interest in Esurance for $1.5 million, thereby making Esurance a wholly-owned subsidiary as of December 31, 2001. At and for the year ended December 31, 2001, Esurance had total assets of $9.6 million, total revenues of $3.2 million and an accumulated shareholder's deficit of $16.1 million.

Fund American Reinsurance Company Ltd.

        On December 20, 2001, Fund American Reinsurance Company Ltd. ("Fund American Re"), a subsidiary of White Mountains, acquired substantially all of the international reinsurance operations of the Folksam Group ("Folksam") of Stockholm, Sweden. With this acquisition, we have begun the formation and growth of its internationally-based reinsurance operations. Fund American Re is commercially domiciled in Bermuda but maintains its executive office and an operating branch in Stockholm, Sweden, and operates through an additional branch in Singapore. Gross annual premium volume for the acquired operations averaged $170.0 million during the preceding three-year period. The $64.0 million purchase price was paid in a combination of cash, a note and common shares. Folksamerica will provide reinsurance support for this international expansion. At December 31, 2001, Fund American Re had $126.3 million of total assets and $63.9 million of shareholder's equity. Due to the timing of the formation of Fund American Re and the related Folksam acquisition, Fund American Re's results of operations for 2001 were not material.

Investments in Unconsolidated Insurance Affiliates

        Our investments in unconsolidated insurance affiliates represent operating investments in other insurers in which we have a significant voting and economic interest but do not own more than 50.0% of the entity.

  Montpelier Re Holdings Ltd. ("Montpelier")

        In December 2001, White Mountains, the Benfield Group plc and several other private investors established Montpelier and its wholly-owned subsidiary Montpelier Reinsurance Ltd. ("Montpelier Re"). Montpelier Re is a Bermuda-domiciled insurance and reinsurance company which was formed to respond to the current favorable underwriting and pricing environment in the reinsurance industry. Montpelier Re will initially focus on property reinsurance business and had an initial capitalization of more than $1.0 billion, consisting of $874.0 million of common equity and $150.0 million of bank debt. OneBeacon invested $180.0 million in Montpelier consisting of 1,800,000 common shares valued at $100 per share and we received warrants to acquire an additional 797,088 common shares at $100 per share over the next ten years for our efforts in forming Montpelier. Three of White Mountains' directors serve on Montpelier's eleven member board of directors, including Jack Byrne, our Chairman and Chief Executive Officer who serves as Montpelier's non-executive Chairman. In addition, Tom Kemp is Chief Financial Officer of Montpelier Re. We own approximately 21% of the outstanding common shares of Montpelier, or approximately 26% on a fully-converted basis, and we account for this investment using the equity method.

  Main Street America Holdings, Inc. ("Main Street America")

        Main Street America is a subsidiary of National Grange Mutual Insurance Company ("National Grange"), a New Hampshire-domiciled property and casualty insurance company, which insures risks located primarily in New York, Massachusetts, Connecticut, Pennsylvania, New Hampshire, Virginia and Florida. National Grange's principal lines of business and approximate percentage of total direct written premiums are personal automobile (41%), commercial multi-peril (20%), homeowners (13%) and commercial automobile (15%). Main Street America, through its subsidiaries, participates in 60% of National Grange's property and casualty business through a quota share reinsurance agreement. Main Street

America's net written premiums totaled $306.8 million, $265.4 million and $242.7 million in 2001, 2000 and 1999, respectively, and its net income was $6.8 million, $3.8 million and $25.8 million, respectively. Main Street America's total assets as of December 31, 2001 and 2000 were $653.8 million and $608.7 million, respectively, and its shareholders' equity was $262.3 million and $253.8 million, respectively. We own 50% of the outstanding common stock of Main Street America and our investment in Main Street America was $133.7 million and $130.6 million at December 31, 2001 and December 31, 2000, respectively.

Former Operations

  Financial Security Assurance Holdings Ltd. ("Financial Security Assurance")

        Financial Security Assurance guarantees scheduled payments of principal and interest on municipal bonds and asset-backed securities, including residential mortgage-backed securities.

        On July 5, 2000, we concluded the sale of our indirect, wholly-owned subsidiary, White Mountains Holdings, Inc. (which controlled a substantial amount of its holdings of Financial Security Assurance) and all its other holdings of the common stock of Financial Security Assurance ("FSA Common Stock") to Dexia S.A. ("Dexia") for proceeds of $620.4 million (the "Dexia Sale") which resulted in a pretax gain of $391.2 million.

        From 1994 to 1999, we purchased 4,382,709 shares of FSA Common Stock in a series of public and private transactions. During 1999, we exercised various fixed price options ("FSA Options") which provided us with 2,560,607 additional shares of FSA Common Stock. We also held shares of convertible preferred stock ("FSA Preferred Stock") which gave us the right to acquire up to 2,000,000 additional shares of FSA Common Stock.

        Prior to the Dexia Sale, we accounted for our investment in FSA Common Stock using the equity method. We accounted for our investment in FSA Preferred Stock and FSA Options under the provisions of SFAS No. 115 whereby the investment was reported at fair value as of the balance sheet date, with related unrealized investment gains and losses, after tax, reported as a net amount in a separate component of common shareholders' equity and reported on the income statement as a component of other comprehensive net income.

  Waterford Insurance Company ("Waterford")

        Waterford is a small Kansas-domiciled property and casualty insurance company that we purchased in 1996. Waterford was sold to a third party on January 5, 2001 for cash proceeds of $23.6 million (net of transaction related expenses), which resulted in a pretax gain of $12.4 million.

  Valley Group, Inc. ("Valley Group")

        Valley Group is a collection of property and casualty insurance companies that we acquired in 1995 which included Valley Insurance Companies ("Valley") of Albany, Oregon and Charter Group, Inc. of Richardson, Texas. We subsequently formed White Mountains Insurance Company, a small property and casualty company. Valley, Charter Group and White Mountains Insurance Company are collectively referred to herein as "Valley Group".

        In June 1999, we completed the sale of Valley Group to Unitrin, Inc. (the "Valley Group Sale") and received net proceeds of $139.0 million in cash after receiving a special dividend prior to the closing of $76.6 million (net of related tax liabilities) consisting of cash, investment securities and the common stock of Waterford. The Valley Group Sale resulted in a pretax gain of $88.1 million. As part of the Valley Group Sale, we have provided Unitrin, Inc. with certain adverse loss development protections that will be settled as of December 31, 2002. During 2001 and 2000, we provided $5.9 million and $5.4 million in reserves for such adverse loss development protections, respectively.

  Other Operations

        In 1991 we sold Fireman's Fund Insurance Company ("Fireman's Fund"), a large property and casualty insurance company, to Allianz of America, Inc. Since 1991, we have carried a reserve related to various outstanding tax issues involving the sale. In 2000, we were informed that the Internal Revenue Service agreed with the position taken in our 1991 tax return and, accordingly, released a $95.0 million reserve during 2000 to income which is presented as a gain from discontinued operations.

        In 1999 we concluded the sale of substantially all the mortgage banking assets (the "Mortgage Banking Sale") of White Mountains Services Corporation (formerly Source One Mortgage Services Corporation) and received net proceeds totaling $180.6 million. We recorded a $19.4 million pretax ($12.6 million after tax) gain on the sale of the mortgage banking net assets which is presented as a gain from discontinued operations.

Regulation

        Our insurance and reinsurance operations are subject to regulation and supervision in each of the jurisdictions where they are domiciled and licensed to conduct business. Generally, regulatory authorities have broad supervisory and administrative powers over such matters as licenses, standards of solvency, premium rates, policy forms, investments, security deposits, methods of accounting, form and content of financial statements, reserves for unpaid loss and loss adjustment expenses, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, periodic examinations and annual and other report filings. In general, such regulation is for the protection of policyholders rather than shareholders. We believe that we are in compliance with all applicable laws and regulations pertaining to our business that would have a material effect on our financial position in the event of non-compliance.

        Over the last several years most states have implemented laws that establish standards for current, as well as continued, state accreditation. In addition, the National Association of Insurance Commissioners has adopted risk-based capital standards for property and casualty companies as a means of monitoring certain aspects affecting the overall financial condition of insurance companies. The current risk-based capital ratios of our active insurance and reinsurance subsidiaries are satisfactory and such ratios are not expected to result in any adverse regulatory action. We are not aware of any current recommendations by regulatory authorities that would be expected to have a material effect on our results of operations or liquidity.

        As a condition of our license to do business in certain states, our insurance operations are required to participate in mandatory shared market mechanisms. Each state dictates the types of insurance and the level of coverage that must be provided. The most common type of shared market mechanism in which we are required to participate is an assigned risk plan. Many states operate assigned risk plans. The NY Auto Plan and New Jersey automobile insurance plans are two such shared market mechanisms in which OneBeacon is compelled to participate. These plans require insurers licensed within the applicable state to accept the applications for insurance policies of individuals who are unable to obtain insurance in the voluntary market. The total number of such policies an insurer is required to accept is based on its market share of voluntary business in the state. Underwriting results related to assigned risk plans are typically adverse. Accordingly, OneBeacon may be required to underwrite policies with a higher risk of loss than it would otherwise accept.

        Reinsurance facilities are another type of shared market mechanism. Reinsurance facilities require an insurance company to accept all applications submitted by certain state designated agents. The reinsurance facility then allows the insurer to cede some of its business to the reinsurance facility so that the facility will reimburse the insurer for claims paid on ceded business. Typically, however, reinsurance facilities operate at a deficit, which is funded through assessments against the same insurers. The Massachusetts Commonwealth Automobile Reinsurers ("MassCAR") is one such reinsurance facility in which OneBeacon is compelled to participate. As a result, OneBeacon could be required to underwrite policies with a higher risk of loss than it would otherwise accept.

        The insurance laws of many states generally provide that property and casualty insurers doing business in those states belong to a statutory property and casualty guaranty association. The purpose of these guaranty associations is to protect policyholders by requiring that solvent property and casualty insurers pay certain insurance claims of insolvent insurers. These guaranty associations generally pay these claims by assessing solvent insurers proportionately based on the insurer's share of voluntary premiums written in the state. While most guaranty associations provide for recovery of assessments through rate increases, surcharges or premium tax credits, there is no assurance that insurers will ultimately recover these assessments. During 2001, OneBeacon incurred approximately $30.6 million in charges related to the Reliance Insurance Company insolvency.

        Many states have laws and regulations that limit an insurer's ability to exit a market. For example, certain states limit a private passenger auto insurer's ability to cancel and non-renew policies. Furthermore, certain states prohibit an insurer from withdrawing from one or more lines of insurance business in the state, unless the state regulators approve the company's withdrawal plans. State regulators may refuse to approve such plans on the grounds that they could lead to market disruption. Such laws and regulations may restrict our ability to exit unprofitable markets.

        Nearly all states have insurance laws requiring personal property and casualty insurers to file price schedules, policy or coverage forms, and other information with the state's regulatory authority. In most cases, such price schedules and/or policy forms must be approved prior to use. While pricing laws vary from state to state, their objectives are generally to ensure that prices are adequate, not excessive and not discriminatory. For example Massachusetts, a state where OneBeacon has a sizable presence, sets virtually all aspects of automobile insurance rates, including agent commissions. Such regulations often challenge an insurers ability to adequately price its product, which often leads to unsatisfactory underwriting results.

        Our insurance subsidiaries are subject to state laws and regulations that require investment portfolio diversification and that limit the amount of investment in certain categories. Non-compliance may cause non-conforming investments to be non-admitted in measuring statutory surplus and, in some instances, may require divestiture. Our investment portfolio at December 31, 2001 complied with such laws and regulations in all material respects.

        One of our primary sources of cash inflows is dividends received from our operating subsidiaries. Under the insurance laws of the states and countries under which our insurance subsidiaries are domiciled, an insurer is restricted with respect to the timing or the amount of dividends it may pay without prior approval by regulatory authorities. In a given calendar year, the insurance subsidiaries can generally dividend up to the greater of 10% of their statutory surplus at the beginning of the year or the prior year's statutory net income without prior regulatory approval, subject to the availability of unassigned funds (the statutory accounting equivalent of retained earnings). Larger dividends can be paid only upon regulatory approval. Accordingly, there is no assurance regarding the amount of such dividends that may be paid by such subsidiaries in the future.

        We are subject to regulation under certain state insurance holding company acts. These regulations contain reporting requirements relating to the capital structure, ownership, financial condition and general business operations of our insurance and reinsurance subsidiaries. These regulations also contain special reporting and prior approval requirements with respect to certain transactions among affiliates.

        While the federal government does not directly regulate the insurance business, federal legislation and administrative policies affect the insurance industry. In addition, legislation has been introduced from time to time in recent years that, if enacted, could result in the federal government assuming a more direct role in the regulation of the insurance industry. A number of enacted and pending legislative measures could lead to increased consolidation and increased competition for business and for capital in the financial services industry. We cannot predict whether any state or federal measures will be adopted to change the nature or scope of the regulation of the insurance business or what effect such measures may have on its insurance and reinsurance operations.

        Environmental cleanup of polluted waste sites is subject to both federal and state regulation. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the cleanup and restoration of waste sites by Potentially Responsible Parties ("PRPs"). Superfund and the mini-Superfunds establish a mechanism to pay for cleanup of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability allocated to a PRP is dependent on a variety of factors, including the extent of cleanup necessary and the process of assigning liability. The insurance industry in general is involved in extensive litigation regarding coverage issues arising out of the cleanup of waste sites by insured PRPs and as a result has disputed many such claims. Superfund reform proposals have been introduced in Congress, but none has yet been enacted. At this time, it remains unclear as to whether Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims. The National Indemnity Cover includes coverage for such exposures; however, there can be no assurance that the coverage provided under the National Indemnity Cover will ultimately prove to be adequate.

Ratings

        Insurance and reinsurance companies are evaluated by various rating agencies in order to provide a basis for measuring the financial strength of individual insurance companies. Higher ratings generally indicate financial stability and a stronger ability to pay claims. A.M. Best, a rating agency which specializes in the insurance and reinsurance industry, currently rates OneBeacon's principal operating insurance subsidiaries "A" (Excellent) and Folksamerica's principal reinsurance operating subsidiary "A-" (Excellent). We believe that strong ratings are important factors in the marketing of insurance products to agents and consumers.

Investing Operations

        The investment portfolios of our insurance and reinsurance operations consist primarily of fixed maturity investments but also consist, in part, of short term investments, common equity securities and other investments. Our management believes that modest investments of common equity securities and other investments within our investment portfolio are likely to enhance after tax total returns without significantly increasing the risk profile of the portfolio when considered over long periods of time.

        Our fixed maturity portfolios are comprised primarily of investment grade corporate debt securities, United States government and agency securities and mortgage-backed securities (e.g., greater than 99% of such securities received a rating from the National Association of Insurance Commissioners of 1 or 2). Nearly all the fixed income securities currently held by us are publicly traded. We expect to continue to invest primarily in high quality fixed maturity investments.

        At December 31, 2001, our investment portfolio consisted of $6,128.3 million (68%) of fixed maturity investments, $2,545.8 million (28%) of short-term investments and $331.6 million (4%) of common equity securities and other investments. Our fixed maturity portfolio at December 31, 2001 consisted principally of corporate debt securities (57%), United States government and agency securities (30%), mortgage-backed securities (8%) and preferred equity securities, foreign government obligations and municipal bonds (5%).

        Our investment philosophy is to invest all assets with a view towards maximizing our after-tax total return over extended periods of time. Under this approach, each dollar of after-tax investment income, realized gains and losses and unrealized gains and losses is valued equally. Our overall fixed maturity investment strategy is to purchase securities that are attractively priced in relation to perceived credit risks. We generally manage the interest rate risk associated with holding fixed maturity investments by actively monitoring and maintaining the average duration of the portfolio with a view towards achieving an adequate after-tax total return without subjecting the portfolio to an unreasonable level of interest rate risk. At December 31, 2001, the duration of our fixed income portfolio was approximately 5.1 years.

        We further believe that the investment assets of our insurance and reinsurance operations should be invested in a portfolio consisting of a mixture of fixed income investments, equity securities and other investments (primarily investments in limited partnership interests that invest in common equity securities) in order to maximize returns over extended periods of time. OneBeacon's investment committee, comprised of certain officers and key managers of OneBeacon and other investment professionals, oversees our investment activities. The investment committee regularly monitors our overall investment results, reviews the results of each of our various investment managers, reviews compliance with established investment guidelines, approves all purchases and sales of investment securities and ultimately reports the overall investment results to our Board of Directors.

Employees

        As of December 31, 2001, we employed 6,893 persons (consisting of eight persons at White Mountains Insurance Group, Ltd., approximately 60 persons at Fund American Re and approximately 6,825 persons at OneBeacon and its subsidiaries including Folksamerica). We believe that we have satisfactory relations with our employees and with our agents. On January 1, 2002, OneBeacon transferred approximately 2,400 of its employees to Liberty Mutual pursuant to the Renewal Rights Agreement.

Properties

        We maintain two professional offices in Hamilton, Bermuda which serve as our headquarters and registered office. Fund American Re maintains a branch office in Stockholm, Sweden. The home offices of OneBeacon and Folksamerica are located in Boston, Massachusetts and New York, New York, respectively, with branch offices in various cities throughout the United States. In addition, we maintain a professional office in White River Junction, Vermont which serves, in part, as our principal executive office.

        Our headquarters, registered office and principal executive offices are leased. Fund American Re's branch office in Sweden is leased. The home offices of OneBeacon and Folksamerica and most of its branch offices are leased with the exception of branch offices located in Florida, Illinois, New Jersey, New York, Tennessee and Washington, which are owned by OneBeacon. Additionally, OneBeacon owns office facilities in Illinois, Pennsylvania and Oregon. Certain leased and owned OneBeacon office locations have been leased or subleased to Liberty Mutual in connection with the Renewal Rights Agreement for a period of no more than three years. We consider our office facilities suitable and adequate for our current level of operations.

Legal Proceedings

        White Mountains, and the insurance and reinsurance industry in general, are subject to litigation and arbitration in the normal course of its business. As of December 31, 2001, we were not a party to any material litigation or arbitration other than as routinely encountered in claims activity, none of which we expect to have a material adverse effect on our financial condition and/or cash flows.

        On May 15, 2002, The Robert Plan Corporation and several of its subsidiaries filed a lawsuit against White Mountains Insurance Group, Ltd., and certain of its subsidiaries. The suit is based on a number of causes of action and, in summary, alleges that White Mountains and its subsidiaries misappropriated confidential business information and unjustly enriched themselves at the expense of the plaintiffs. The plaintiffs seek approximately $120 million in damages. White Mountains and its named subsidiaries do not believe they engaged in any improper or actionable conduct. At present, White Mountains and its subsidiaries have no reason to believe they have any liability to The Robert Plan Corporation and intend to vigorously defend the lawsuit.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following financial discussion should be read in conjunction with our consolidated financial statements and notes thereto which are contained elsewhere in this prospectus. Our business underwent significant changes during 2001, therefore, particular attention should be given to the description of our current business included in this prospectus.

        The following discussion contains forward looking statements. We intend statements which are not historical in nature to be, and are hereby identified as "forward-looking statements" to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. This safe harbor requires that we specify important factors that could cause actual results to differ materially from those contained in forward-looking statements made by or on behalf of us. We cannot promise that our expectations in such forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations. See "Special Note on Forward-Looking Statements" for specific important factors that could cause actual results to differ materially from those contained in forward-looking statements.

Three Months Ended March 31, 2002 and March 31, 2001

Results of Operations

        OneBeacon's results during the first quarter of 2002 reflect clear improvements over 2001 results. Favorable market conditions, good weather and drastic steps taken since June 1, 2001 to fix the business have all contributed to this improvement. OneBeacon's core trade ratio (as defined herein) improved to 104% for the first quarter of 2002 versus 114% for the year ended December 31, 2001 (which included approximately five points as a result of the Attacks). OneBeacon's overall trade ratio (which includes business subject to the Renewal Rights Agreement, National Farmers Union and certain other insurance products in run-off) improved to 109% for the first quarter of 2002 versus 120% for the year ended December 31, 2001 (which included approximately three points as a result of the Attacks). OneBeacon expects its operations will continue to improve as the effects of better pricing, underwriting and claims management continue to emerge.

        Folksamerica's statutory combined ratio, including the favorable effects of deferred reinsurance gains, improved to 99% for the first quarter of 2002 from 118% for the full year 2001 (which included approximately six points as a result of the Attacks). We expect the favorable trends in Folksamerica's operations to continue as better prices, terms and conditions are reflected in earned premiums and as other reinsurance operations (consisting of Fund American Re, White Mountains Underwriting Limited and our investment in Montpelier) continue to develop under favorable market conditions.

        The following table summarizes our prior and current book values per common share:

	March 31, 2001	December 31, 2001	March 31, 2002
Fully converted book value per common share	$176.14	$160.36	$221.80
Fully converted tangible book value per common share	185.44	225.81	221.80

        We ended the first quarter of 2002 with a fully converted book value per common share of $221.80 versus a December 31, 2001 fully converted tangible book value per common share of $225.81 per common share (which includes the recognition of unamortized deferred credit and goodwill balances at that time). Our decrease in book value during the first quarter of 2002 related primarily to unrealized losses experienced in our portfolio of fixed income securities which offset improved operating results at OneBeacon, Folksamerica and our other reinsurance operations.

        The following table summarizes our consolidated financial results for the three month periods ended March 31, 2001 and 2002:

	Three months ended March 31,
	2001	2002
	Millions
Total revenues	$154.3	$1,085.6
Total expenses	138.3	1,093.2
Net income	17.1	655.1
Comprehensive net income	0.1	619.6

        Our comprehensive net income for the 2002 period consisted of $48.7 million of net income from our insurance and reinsurance operations and $660.2 million in net income from the cumulative effect of accounting changes, offset by a $15.6 million after tax write-off of deferred acquisition costs associated with OneBeacon's non-core insurance operations, $35.6 million in after tax net realized and unrealized investment losses, and $38.1 million in after tax financing costs and purchase accounting adjustments. The accounting changes related to the recognition of our remaining excess of book value of businesses we acquired in prior years over the consideration paid, which had no impact on our tangible book value per common share.

        During the 2001 first quarter, we had comprehensive net income of $0.1 million as our earnings were offset by unrealized losses on investments.

        Within this prospectus, references made to OneBeacon's operations relating to periods prior to the Acquisition have been made solely to illustrate significant trends and changes in OneBeacon's business that have occurred post-Acquisition. Our reported results for periods prior to June 1, 2001 did not include the financial results of OneBeacon.

Summary of Operations by Segment

  OneBeacon

        OneBeacon reported a net gain from operations of $18.3 million for the three months ended March 31, 2002, offset by a $15.6 million after tax write-off of deferred acquisition costs associated with non-core business subject to the Renewal Rights Agreement with Liberty Mutual and $28.1 million in after tax net realized and unrealized investment losses on its large fixed income portfolio.

        OneBeacon's core business consists of Personal and Commercial agency-produced accounts in New England, New York and New Jersey and selected Specialty operations. Personal lines include auto, homeowners and Custom-Pac products (combination policies offering home, auto and optional coverages). Commercial lines include package (combination policies offering property and liability coverage), commercial auto and workers compensation. OneBeacon's core Specialty businesses (which are produced in various geographic areas) principally include non-crop farm and ranch business, ocean marine and tuition reimbursement. OneBeacon's non-core businesses consist of business transferred to Liberty Mutual, the operation of National Farmers Union and certain other operations in runoff.

  Underwriting Results

        The following table provides the underwriting results of OneBeacon's four distinct underwriting sub-segments for the three months ended March 31, 2002:

	Three months ended March 31, 2002
	OneBeacon
	Personal	Commercial	Specialty	Total Core	Non-Core	Total
	Dollars in Millions
Net written premiums	$270.1	$138.7	$51.9	$460.7	$227.8	$688.5

Earned premiums	$229.8	$155.1	$57.6	$442.5	$360.0	$802.5
Loss and loss adjustment expenses	(182.7)	(107.8)	(31.5)	(322.0)	(290.8)	(612.8)
Other underwriting expenses	(57.7)	(49.9)	(16.7)	(124.3)	(152.7)	(277.0)

Net underwriting gain (loss)	$(10.6)	$(2.6)	$9.4	$(3.8)	$(83.5)	$(87.3)

Trade Ratios (a):
Loss and loss adjustment expenses	80%	70%	55%	73%	81%	76%
Other underwriting expenses	28	36	30	31	32	33

Total	108%	106%	85%	104%	113%	109%

(a)
The trade ratio is a modified statutory combined ratio. A statutory combined ratio is calculated by adding (i) the ratio of incurred loss and loss adjustment expenses to premiums earned (the "loss and loss adjustment expense ratio") and (ii) the ratio of commissions, premium taxes and other underwriting expenses including general and administrative expenses to premiums written (the "expense ratio"). In calculating OneBeacon's trade ratio,the expense ratio is modified by dividing other underwriting expenses, including general and administrative expenses by earned premiums rather than written premiums. OneBeacon believes that the trade ratio is the best measure of the current profitability of its businesses because it relates the cost of producing the business to premiums written and the cost of operating the business to premiums earned. In the trade ratio, fees earned by AutoOne, OneBeacon's limited assignment distribution business in New York, are recorded as a reduction of net loss and loss adjustment expenses incurred.

        OneBeacon's current underwriting results, as measured by its trade ratios, have improved from those experienced in 2001. Regional results continue to be unsatisfactory overall. Improved market conditions, mild weather and significant corrective actions have contributed to the improvements. We believe that our purchase of OneBeacon added significant value to our shareholders, provided we can quickly, and significantly, improve OneBeacon's operations.

        Regional premium writings declined during first quarter 2002 as the book is repositioned for improved profitability. Concentrations of value in New York City, other urban areas and the Atlantic seacoast are also being reduced. Specialty businesses and AutoOne are growing.

        Results for OneBeacon's non-core businesses were as expected. For the three months ended March 31, 2002, the Renewal Rights Agreement had the effect of reducing OneBeacon's written premium, earned premium and its loss and loss adjustment expenses by approximately $85 million, $30 million and $22 million, respectively, from the amounts that OneBeacon would have expected to report had that agreement not been in place. As previously discussed, the business transferred to Liberty Mutual and retained in part by OneBeacon under the Renewal Rights Agreement, is largely managed by Liberty Mutual not OneBeacon. However, OneBeacon is satisfied that Liberty Mutual is managing this business in a manner generally consistent with our interests. The underwriting performance of the business retained by OneBeacon since November 1, 2001 under the Renewal Rights Agreement has had an associated trade ratio that was higher than that of OneBeacon's core business. To the extent that this trend continues,

OneBeacon's overall trade ratio will continue to improve as the volume of business subject to the Renewal Rights Agreement winds down and becomes a smaller component of OneBeacon's business.

        No significant changes were made to prior year reserves during the first quarter.

  Core Operations

        Core operations consist of personal and commercial lines sold through agents in the Northeast, and specialty businesses underwritten in various geographic areas. Core operations do not include business transferred to Liberty Mutual through the Renewal Rights Agreement, National Farmers Union and certain other insurance products in run-off. OneBeacon's goal is to achieve target underwriting profits in all core areas in 2003.

        Commercial Lines.    Price increases of 21% were achieved in the first quarter. Poor accounts and agencies have been terminated. A team of experts reviewed all large accounts to ensure timely corrective actions. Renewal retention is generally low, especially in New York City where focus has been on reducing concentration of risks subject to terrorism exposure. Credit terms are being tightened to market standards. Overall, premium volume from core operations is down 32% in 2002 versus the first quarter of 2001.

        Personal Lines.    OneBeacon writes the majority of its personal business in Massachusetts, New York and New Jersey, three states with difficult automobile regulatory environments and significant involuntary market loads. A dedicated staff with expertise in the unique regulatory aspects of each state manages each business. To capitalize on significant market opportunities created by the growth of the New York involuntary personal auto market, AutoOne, a division of OneBeacon, became a limited assignment distribution carrier in late 2001. During the 2002 first quarter, AutoOne wrote approximately $28 million in premium with associated servicing fees of approximately $32 million from third parties. Contracts in place with 17 clients are expected to generate third party premium writings of approximately $100 million with associated servicing fees of approximately $114 million for all of 2002. Excluding AutoOne's writings, OneBeacon's personal lines volume from core operations decreased approximately 11% in 2002 versus the first quarter of 2001.

        OneBeacon is focused on improving its underwriting results as quickly as possible within the regulatory environment. In addition to rate increases of 4% in auto and 8% in homeowners, OneBeacon has improved premium adequacy through aggressive rate pursuit, improved insurance to value and better claims management.

        Specialty Lines.    Overall underwriting results for specialty businesses are excellent and favorable market conditions continue. Written premiums have grown 12% over the first quarter of 2001, due to rate increases, high renewal retentions and new business. In February 2002, OneBeacon entered the directors and officers, professional liability and medical provider excess markets under the name OneBeacon Professional Partners ("OBPP"). OBPP is staffed with a team of experienced professionals, and has recently sold its first policies.

  Reinsurance

        Folksamerica.    Folksamerica reported a net gain from operations of $20.4 million for the three months ended March 31, 2002 and $20.1 million in net income from the adoption of SFAS Nos. 141 and 142, offset by $7.7 million in after tax net realized and unrealized investment losses. Folksamerica reported a net loss of $6.3 million from operations and $4.1 million in after tax net realized and unrealized investment losses during the comparable 2001 period. Folksamerica's 2002 net income from operations includes $17.0 million of net income relating to the reversal of an allowance for doubtful reinsurance recoveries established in connection with its acquisition of PCA Property & Casualty Insurance Company which did not affect Folksamerica's statutory results or its statutory combined ratio. Folksamerica's 2001 net loss from operations includes modest losses from catastrophes.

        A summary of Folksamerica's underwriting results for the three month periods ended March 31, 2001 and 2002 follows:

	Three Months Ended March 31,
	2001	2002
	in millions
Earned premiums	$91.9	$139.3
Loss and loss adjustment expenses	(86.1)	(79.7)
Other underwriting expenses	(28.1)	(46.6)

Net underwriting gain (loss)	$(22.3)	$13.0

        A summary of Folksamerica's statutory combined ratios for the three month period ended March 31, 2001 and 2002 follows:

	Three Months Ended March 31,
	2001	2002
Loss and loss adjustment expense	94%	70%
Underwriting expense	29	32

Combined	123%	102%

        Folksamerica's statutory combined ratios presented do not take into account the full favorable impact of a retroactive reinsurance cover placed during 2000 which covers certain losses associated with Folksamerica's asbestos and environmental exposures as well as losses associated with certain of Folksamerica's acquisitions in recent years. Because this contract was written to cover losses incurred in prior years, the reinsurance benefit recorded in its statutory financial statements is not included in Folksamerica's statutory combined ratio; however, adverse development on reserves of business covered under this contract is required to be included in Folksamerica's statutory combined ratio. The reinsurance benefits obtained from this contract totalled $4.4 million and $4.6 million for the periods ended March 31, 2002, and 2001, respectively. Had the retroactive reinsurance benefits been permitted to be recognized in Folksamerica's 2002 and 2001 statutory combined ratios, they would have served to decrease such ratios by approximately 3 and 5 points to 99% and 118%, respectively.

        Folksamerica's 2002 net premiums written were $146.6 million for the first three months of 2002, an increase of 49% over the comparable 2001 period. Folksamerica's significant increase in net written premiums in 2002 is primarily attributable to the favorable impact of improved terms and conditions, coupled with the general "flight to quality" by most major reinsurance buyers. Also contributing to the increase in net premiums is Folksamerica's new relationship with White Mountains Underwriting Limited which has resulted in referrals of European reinsurance placements to Folksamerica. Additionally, under a new quota share agreement, Folksamerica cedes 75% of all underwritten business referred to it by White Mountains Underwriting Limited and 75% of all its short-tailed excess of loss business to Olympus. Folksamerica receives an override commission on all premiums ceded to Olympus. The additional capacity provided by the quota share relationship with Olympus has enhanced Folksamerica's ability to participate in property reinsurance business where price increases have been the most significant. Folksamerica's 2002 gross premiums written were $216.0 million for the first three months of 2002, an increase of 44% over the comparable 2001 period.

        As previously stated, Folksamerica's financial results have begun to improve and are expected to continue to improve as the favorable reinsurance conditions are recognized in earned premiums. In recent months, Folksamerica has experienced strong rate increases and improved terms across all lines of business written.

        Fund American Re.    A summary of Fund America Re's underwriting results for the three month period ended March 31, 2002 follows:

Three Months Ended March 31, 2002
Millions
Earned insurance premiums	$3.8
Loss and loss adjustment expenses	(2.6)
Other underwriting expenses	(1.3)

Net underwriting gain (loss)	$(0.1)

        Fund American Re reported a net gain from operations of $0.5 million for the three months ended March 31, 2002, offset by $0.1 million in after tax net unrealized investment losses. Fund American Re's combined ratio for the first quarter of 2002 was 102% on $3.8 million of earned premiums. Fund American Re experienced a successful renewal period at January 1, 2002 in which it wrote $14.1 million of net premiums and expects to write approximately $40.0 million in premium during 2002.

        A summary of the revenues recorded from White Mountains Underwriting Limited and our investment in Montpelier for the three-month period ended March 31, 2002 follows:

	Three months Ended March 31, 2002
	WMU	Montpelier	Total
	Millions
Third party management and service fee revenues	$7.9	$—	$7.9
Equity in earnings recorded by White Mountains	—	2.9	2.9

Total revenues from WMU and Montpelier	$7.9	$2.9	$10.8

        WMU.    WMU recorded a net gain from operations of $7.6 million for the quarter ended March 31, 2002. WMU receives fee income on reinsurance placements referred to Olympus and is entitled to a profit commission on net underwriting profits on referred business.

        Montpelier.    Montpelier is a Bermuda-domiciled insurance and reinsurance holding company which was formed to respond to the current favorable underwriting and pricing environment in the reinsurance industry with approximately $1.0 billion of capital. OneBeacon invested $180.0 million in Montpelier consisting of 1,800,000 common shares valued at $100 per share. In addition, we received warrants to acquire an additional 797,088 common shares at $100 per share over the next ten years for our efforts in forming Montpelier. Through our holdings of common shares and warrants, we own approximately 26% of Montpelier on a fully-converted basis.

        During the 2002 first quarter, we recorded $1.9 million in after tax equity in the earnings of Montpelier, offset by $1.8 million in after tax net unrealized investment losses. Montpelier reported to us that it had a successful first quarter and remains positioned to achieve its original projections. Montpelier's net premium writings during the first quarter of 2002 totalled $200 million which has grown to $400 million through April 2002. Although it is premature to predict Montpelier's likely loss ratio for 2002, Montpelier is not aware of any major loss events occurring since its inception.

Other Insurance Operations and Holding Company

        Our other operations are comprised of White Mountains Insurance Group, Ltd., Peninsula, Esurance, Inc. and certain of our other insurance operations and intermediate holding companies.

        We reported a net operating loss of $36.0 million from our other operations offset by $640.1 million in net income from the adoption of SFAS Nos. 141 and 142. Our 2002 net loss from other operations resulted primarily from the effects of financing activities and purchase accounting undertaken in connection with the OneBeacon acquisition and a $4.3 million after tax net loss at Esurance. Esurance continues to further develop its internet distribution capabilities and has experienced solid growth in its revenues during the first quarter of 2002.

        Comprehensive net income from our other operations of $0.1 million during the first quarter of 2001 resulted principally from an $11.4 million after tax gain from the sale of Waterford Insurance Company to a third party offset by net unrealized investment losses.

Review of Consolidated Results

        Within this prospectus, references made to OneBeacon's operations relating to periods prior to the Acquisition have been made solely to illustrate significant trends and changes in OneBeacon's business that have occurred post-Acquisition. Our reported results for periods prior to June 1, 2001 did not include the financial results of OneBeacon.

        Earned insurance and reinsurance premiums totalled $952.6 million for the first quarter of 2002 versus $97.7 million for the comparable 2001 period. The large increase in earned premiums from the 2001 period to the 2002 period resulted primarily from the Acquisition. See "Summary of Operations by Segment" for a further discussion of our earned insurance and reinsurance premiums.

        Our total net pretax investment returns for the three months ended March 31, 2001 and 2002 are shown below:

	Three Months Ended March 31,
	2001	2002
	Millions
Net investment income	$24.0	$86.7
Net gains (losses) on investments	10.1	(0.2)
Net decrease in unrealized investment gains and losses	(22.9)	(50.5)

Total net investment return, before tax	$11.2	$36.0

        Our net investment income is comprised primarily of interest income associated with the fixed maturity investments of our operating subsidiaries and dividend income from our equity investments. The significant increase in net investment income from the 2001 period to the 2002 period is mainly attributable to our larger portfolio of fixed maturity investments resulting from the Acquisition.

        Net gains and losses on investments totalled $(0.2) million and $10.1 million for the three months ended March 31, 2002 and 2001, respectively. The net gains on investments recognized by us during the 2001 period resulted primarily from sales of common stocks and other investments. No significant gains were realized by us during the 2002 period. Our net decrease in unrealized investment gains during the 2002 period resulted primarily from decreases in the value of our portfolio of fixed maturity investments resulting from increases in market interest rates experienced during the period. During the 2001 period, our net decrease in unrealized gains was the result of decreases in the value of our common equity portfolios and our investment in an unconsolidated affiliate, Main Street America Holdings, Inc.

        The cost or amortized cost, gross unrealized investment gains and losses, and carrying values of White Mountains' investment securities by category as of March 31, 2002 were as follows (in millions):

	March 31, 2002
Investments	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Fixed maturity investments	$6,853.7	$22.4	$(118.1)	$6,758.0
Common equity securities	175.2	41.7	(13.3)	203.6
Other investments	150.3	26.6	(10.1)	166.8

Total fixed maturity investments	$7,179.2	$90.7	$(141.5)	$7,128.4

        Our portfolio of fixed maturity investments is comprised primarily of investment grade corporate debt securities, U.S. government and agency securities and mortgage-backed securities (i.e., greater than 99% of such securities received a rating from the National Association of Insurance Commissioners of 1 or 2). Greater than 99.9% of the fixed maturity securities currently held by us are publicly traded. The gross unrealized losses recorded on our fixed maturity investment portfolio at March 31, 2002 resulted primarily from increases in market interest rates from the dates that certain investments within that portfolio were acquired as opposed to fundamental changes in the credit quality of the issuers of such securities. Therefore, these decreases in values are viewed as being temporary as we have the intent and ability to retain such investments for a period of time sufficient to allow for any anticipated recovery in market value or to hold the securities to their maturity. The gross unrealized losses recorded on our portfolio of common equity and other investments at March 31, 2002 resulted primarily from decreases in quoted market values from the dates that certain investments securities within that portfolio were acquired as opposed to fundamental changes in the issuer's financial performance and near-term financial prospects. Therefore, these decreases are also viewed as being temporary.

        We did not experience any material, other-than-temporary, impairment charges relating to our portfolio of investment securities during the three months ended March 31, 2002. In our determination of other-than-temporary impairment, we consider several factors and circumstances including the issuer's overall financial condition, the issuer's credit and financial strength ratings, a weakening of the general market conditions in the industry or geographic region in which the issuer operates, a prolonged period (typically six months or longer) in which the fair value of an issuer's securities remains below our cost and any other factors that may raise doubt about the issuer's ability to continue as a going concern.

        Other-than-temporary impairment is recorded as a realized loss which serves to reduce net income and earnings per share. Temporary losses are recorded as unrealized losses which do not impact net income and earnings per share but reduce other comprehensive net income.

        Amortization of deferred credits provided $8.7 million in revenue during the 2001 first quarter. In accordance with SFAS No. 141, we recognized all our unamortized deferred credits (totalling $682.5 million) through the income statement on January 1, 2002 as a cumulative effect of a change in accounting principle.

        Other revenues totalled $46.5 million and $13.8 million for the 2002 and 2001 first quarters, respectively. Other revenue recorded for 2002 consisted primarily of $25.3 million in interest receivable on amounts due resulting from Internal Revenue Service examinations which were finalized during the period, $7.9 million in net service fee revenues and a $5.5 million gain on the sale of real estate. Other revenue recorded during the 2001 period consisted primarily of a $12.4 million pretax gain from the sale of Waterford Insurance Company to a third party.

        Losses and loss adjustment expenses totalled $699.6 million for the first quarter of 2002 versus $90.2 million for the comparable 2001 period. The large increase in losses and loss adjustment expenses from the 2001 period to the 2002 period resulted primarily from the Acquisition. See "Summary of

Operations by Segment" for a further discussion of losses and loss adjustment expenses by our segments and lines of business.

        Insurance and reinsurance acquisition expenses, which consist primarily of insurance and reinsurance brokerage and commission expenses, totalled $177.5 million for the first quarter of 2002 versus $23.0 million for the comparable 2001 period. The increase in these insurance expenses from the 2001 period to the 2002 period is primarily attributable to the Acquisition.

        General and administrative expenses totalled $173.9 million for the first quarter of 2002 versus $23.2 million for the 2001 comparable period. Share-based compensation, consisting of performance shares, restricted common shares and options to acquire common shares, constituted $25.8 million and $6.4 million of such general and administrative expenses during the 2002 and 2001 periods, respectively. The increase in general and administrative expenses, including the increase in share-based compensation, from 2001 to 2002 is primarily attributable to the Acquisition.

        In connection with purchase accounting for the Acquisition, in June 2001 we were required to adjust to fair value OneBeacon's loss and loss adjustment expense reserves and the related reinsurance recoverables by $646.9 million and $346.9 million, respectively, on OneBeacon's acquired balance sheet. This net reduction to loss and loss adjustment expense reserves of $300.0 million at June 1, 2001 ($244.0 million at December 31, 2001) is being accreted through an income statement charge over the period the claims are expected to be settled. As such, we recognized $24.0 million of accretion of fair value adjustment to loss and loss adjustment expense reserves during the first quarter of 2002. We will accrete the remaining $220.0 million reduction to loss and loss adjustment expense reserves over the future periods that the claims are settled.

        Interest expense totalled $18.2 million for the first quarter of 2002 versus $1.9 million for the comparable 2001 period. The increase in interest expense from the 2001 period to the 2002 period resulted primarily from borrowings under the lending facility used to finance the Acquisition (the "Lehman Facility"), related interest rate swap agreements and the Seller Note which were undertaken on or after June 1, 2001. Interest expense for the first quarter of 2002 totalled $14.3 million for the Lehman Facility and related swap agreements and $3.3 million for the Seller Note. The swap program results in a weighted average fixed rate of 7.1% on $700.0 million of our total borrowings under the Lehman Facility.

        We recorded accretion and dividends on subsidiary preferred stock of $2.4 million and $7.6 million, respectively, for the 2002 first quarter. The accretion of preferred stock represents a charge to the income statement to accrete the carrying value of preferred stock issued to Berkshire Hathaway Inc. (the "Berkshire Preferred Stock") on June 1, 2001 from its recorded value (currently $152.7 million) to its face value of $300.0 million using the interest method of amortization over the instrument's seven-year term. This charge has no impact on our computation of book value per common share. The preferred stock dividends represent dividends declared and paid on the Berkshire Preferred Stock as well as $20.0 million in preferred stock issued by one of our subsidiaries in connection with the Acquisition.

        During the 2002 first quarter, we recognized a $660.2 million gain associated with the cumulative effect of the adoption of SFAS Nos. 141 and 142 as further described herein.

Liquidity and Capital Resources

        The primary sources of our cash inflows is investment income, sales of investment securities and dividends received from our operating subsidiaries. Under the insurance laws of the states and jurisdictions under which our insurance subsidiaries are domiciled, an insurer is restricted with respect to the timing or the amount of dividends it may pay without prior approval by regulatory authorities. Accordingly, there is no assurance regarding the amount of such dividends that may be paid by such subsidiaries in the future.

        We have made sizable acquisitions of run-off insurance portfolios in recent years. These transactions involved the assumption of sizable portfolios of invested assets on favorable terms, as well as the assumption of insurance liabilities. Run-off liabilities paid are shown on our statement of cash flows as uses of operating cash whereas sales of the related assets acquired are shown as sources of cash from investing activities.

        In connection with the Renewal Rights Agreement, OneBeacon retained all of the existing liabilities, including loss and loss adjustment expense reserves, related to the transferred business. A large portion of the premiums associated with the business transferred to Liberty Mutual on November 1, 2001 were previously received and invested by OneBeacon whereas the related losses and loss adjustment expenses associated with such business have not yet been fully paid. As a result, OneBeacon's future payments of such losses and loss adjustment expenses are expected to result in sizable net uses of operating cash. However, the liquidation of OneBeacon's existing invested assets supporting such reserves is expected to result in sizable cash sources from investing activities.

        Cash used for our operations of $233.1 million for the 2002 first quarter and $23.6 million during the comparable 2001 period was primarily the result of claims payments and general expenses exceeding premiums collected at our insurance and reinsurance subsidiaries.

        Cash provided from our investing activities of $282.8 million for the 2002 first quarter and $31.5 million during the comparable 2001 period resulted primarily from net sales of investment securities.

        Cash used for our financing activities of $64.0 million for the three months ended March 31, 2002 resulted primarily from repayments of principal under the Lehman Facility and cash dividends paid to common and preferred shareholders. Cash used for our financing activities of $5.9 million for the three months ended March 31, 2001 resulted from cash dividends paid to common shareholders.

        Further information concerning our liquidity and capital resource activities during the first three months of 2002 and 2001 is described below.

        On March 29, 2002, we made a scheduled principal amortization payment of $49.0 million on the Lehman Facility. During the first three months of 2002, we paid a total of $13.6 million in interest under the Lehman Facility including $4.1 million paid under related interest rate swap agreements.

        In March 2002 we declared and paid a total of $7.6 million in dividends to holders of preferred stock with a face value of $320.0 million.

        In March 2002 we declared and paid an annual dividend of $8.3 million to our common shareholders.

        During the 2002 first quarter, we issued a total of 19,500 common shares to our employees in satisfaction of obligations under our long-term incentive plan in the form of 11,700 performance shares and options to acquire 7,800 common shares. We received proceeds of $0.9 million as a result of the exercise of options during the period.

        In January 2001 we completed the sale of Waterford Insurance Company to a third party for consideration of $23.6 million in cash, net of transaction related expenses.

        In February 2001 we issued 21,000 restricted common shares to our key employees which vest fully in December 2002.

        In March 2001 we declared and paid an annual dividend of $5.9 million to our common shareholders.

Contractual Obligations and Covenants

        Set forth below is a schedule of our material contract obligations and commitments as of March 31, 2002:

(Millions)	Due in One Year or Less	Due in Two Years	Due in Three Years	Due in Four Years	Due After Four Years	Total
Debt	$328.6	$64.0	$71.5	$204.0	$408.4	$1,076.5
Mandatorily redeemable preferred stock	—	—	—	—	320.0	320.0

Total contractual obligations	$328.6	$64.0	$71.5	$204.0	$728.4	$1,396.5

        Our debt due in one-year or less includes scheduled principal amortization of $56.5 million under the Lehman Facility, the $260.0 million Seller Note and $12.1 million in other indebtedness of which $5.1 million has been prepaid and is being held in escrow for the benefit of debtholders. The Seller Note becomes due in November 2002 and may be settled in cash, or at our option, with common shares valued at $245.00 per common share. We have classified the Seller Note as debt since we believe we have the ability to settle this obligation in a form other than pursuant to the Note Purchase Option Agreement which governs the instrument.

        The Lehman Facility contains various affirmative, negative and financial covenants which are considered to be customary for such borrowings and include meeting certain minimum net worth and financial ratio standards. Failure to meet one or more of these covenants could result in an event of default which ultimately could accelerate required principal repayments. At March 31, 2002, we were in compliance with all of the covenants under the Lehman Facility and we anticipate that we will continue to meet the financial covenants under the Lehman Facility for the foreseeable future.

        There are no provisions within our leasing agreements that would trigger acceleration of future lease payments. We do not finance our operations through the securitization of our trade receivables, through special purpose entities or through synthetic leases. Further, we have not entered into any arrangement requiring us to guarantee payment of third party debt or to fund losses of an unconsolidated special purpose entity.

Related Party Transactions

        Under the quota share treaty which became effective January 1, 2002, Folksamerica has ceded 75% of all of its short-tailed excess of loss business to Olympus. During the first quarter of 2002, Folksamerica ceded $28.3 million in earned premiums and $3.5 million in losses and loss adjustment expenses to Olympus.

        Through either Folksamerica or White Mountains Underwriting Limited, we receive fee income on reinsurance placements referred to Olympus and are entitled to additional fees based on net underwriting profits on referred business. During the first quarter of 2002, we earned $10.2 million of management and service fee revenues from business referred to Olympus.

        Certain of our directors, officers and affiliates own approximately 5% of the common shares of Olympus Holdings. Mr. Joseph S. Steinberg, a director of White Mountains Insurance Group, Ltd., is Chairman of Olympus Holdings. We do not have an ownership stake in Olympus Holdings.

        National Indemnity and General Reinsurance are wholly-owned subsidiaries of Berkshire. Through the certain warrants, Berkshire has the right to acquire 1,714,285 common shares at an exercise price of

$175.00 per common share which represented approximately 17.0% of the total outstanding common shares at March 31, 2001 on a fully-converted basis.

        Mr. Howard Clark, a Director of White Mountains, is Vice Chairman of Lehman Brothers Inc. ("Lehman"). Lehman has, from time to time, provided various services to White Mountains including investment banking services, brokerage services, underwriting of debt and equity securities and financial consulting services. Lehman is the arranger, the administrative agent and a lender under the $875.0 million Lehman Facility.

        Mr. George Gillespie, a Director of White Mountains, is a Partner at Cravath, Swaine & Moore which has been retained by White Mountains from time to time to perform legal services.

        Pursuant to an employment agreement with White Mountains, Mr. John Gillespie, a Director of White Mountains and an officer of OneBeacon, may continue his active involvement with his investment management business, Prospector Partners, LLC ("Prospector"), so long as Mr. Gillespie devotes the requisite time required to discharge his responsibilities to OneBeacon. The agreement specifies procedures pursuant to which Prospector's funds have the ability to invest first in opportunities appropriate for both White Mountains and such funds. Pursuant to revenue sharing agreements, Mr. Gillespie has agreed to pay White Mountains a portion of the revenues and distributions allocable to him in connection with Prospector, in return for White Mountains agreeing to pay the operational expenses of his investment management companies. At December 31, 2001, White Mountains had $82 million invested in funds managed by Prospector.

        At March 31, 2001, White Mountains had limited partnership investment interests in High Rise Partners, L.P. White Mountains also owns investments that are managed by High Rise Capital Management L.P., of which Mr. Zankel, a director of White Mountains, is the senior managing member.

        White Mountains formerly owned two short-range aircraft jointly with Haverford Utah, LLC ("Haverford"). Messrs. Jack Byrne, Patrick Byrne and Thomas Kemp (each Directors of White Mountains and, in the case of Messrs. Jack Byrne and Kemp, each officers of White Mountains) were principals of Haverford. Both aircraft were acquired from unaffiliated third parties during 1996. In exchange for Haverford's 20% ownership interest in the aircraft, Haverford contributed capital equal to 20% of the total initial cost of the aircraft and paid its pro rata share of all fixed costs plus the direct operating costs for its use pursuant to a joint ownership agreement. The aircraft were sold to a third party during 2000 which resulted in Haverford receiving 20% of the cash proceeds.

        White Mountains believes that the above transactions were on terms that were reasonable and competitive and, in the case of Lehman, were obtained through a competitive bid process. White Mountains believes that such transactions did not serve to impair the independence of any of the parties involved. Additional transactions of this nature may be expected to take place in the ordinary course of business in the future.

Years Ended December 31, 2001, 2000 and 1999

Results of Operations

        Our discussion of operations is presented below under the following subheadings: Summary of Operations by Segment, the OneBeacon Acquisition and Associated Capital Raising Activities, and Review of Consolidated Results.

        A tabular summary of our consolidated financial results for the years ended December 31, 1999, 2000 and 2001 follows:

	Year Ended December 31,
Millions, except per share amounts
	1999	2000	2001
Total revenues	$579.2	$848.2	$3,233.6
Total expenses	417.7	492.8	3,655.8
Net income (loss)	121.0	407.9	(259.3)

Diluted net income (loss) per share:	$19.73	$68.89	$(84.75)
Book Value per Common and equivalent Common Share:
Fully converted book value per share	$103.32	$177.07	$160.36
Fully converted tangible book value per share	120.23	187.65	225.81

        Our fully converted tangible book value per share grew by more than 20% during 2001, principally as a result of our acquisition of OneBeacon for $682.0 million less than the value of the net assets acquired. The net loss of $259.3 million for 2001 resulted principally from net losses experienced at OneBeacon ($156.2 million) and its reinsurance operations Folksamerica ($28.1 million) and losses from other insurance and holding company activities ($75.0 million). OneBeacon and Folksamerica's poor 2001 underwriting results were significantly impacted by $85 million in net after tax losses incurred in connection with the Attacks and, in the case of OneBeacon, by unsatisfactory underwriting results. Our loss per share of $84.75 in 2001 resulted from the insurance and reinsurance losses previously mentioned and a $305.1 million reduction to net income available to common shareholders relating to our Convertible Preference Shares during the brief period they were outstanding during 2001. See "Equity financing" in this section for more details concerning our Convertible Preference Shares.

        Our fully converted tangible book value per share at December 31, 2000 was $187.65, an increase of $67.42 from December 31, 1999. The increase resulted primarily from the Dexia Sale and the gain relating to the sale of Fireman's Fund.

        Our net income for 2000 of $407.9 million resulted principally from the Dexia Sale ($391.2 million pretax) and a gain related to the taxation of the sale of Fireman's Fund in 1991 ($95.0 million). Our net income for 1999 of $121.0 million resulted principally from the Valley Group Sale ($88.1 million pretax) and the Mortgage Banking Sale ($19.4 million pretax, $12.6 million after tax).

Summary of Operations By Segment

        As a result of the Acquisition, we now conduct our operations through three distinct segments consisting of OneBeacon, Folksamerica and our Other Insurance Operations and Holding Company. Our Other Insurance Operations and Holding Company segment is comprised of White Mountains Insurance Group Ltd., British Insurance Company, American Centennial, Peninsula, Esurance, Fund American Re and certain of our intermediate holding companies. Our segment information is presented in note 13 to the consolidated financial statements.

  OneBeacon

        OneBeacon is currently producing unsatisfactory underwriting results and has done so for several years. We believe that our purchase of OneBeacon can add significant value to our shareholders, provided we can quickly and significantly improve this business through successful execution of a series of initiatives commenced in 2001.

        We have already moved quickly to strengthen OneBeacon's balance sheet with a strong view toward capital preservation. This was accomplished in three separate ways. The first was to cause the seller to purchase reinsurance contracts with two highly rated reinsurance companies: a full risk-transfer cover from National Indemnity for up to $2.5 billion in old asbestos and environmental claims and $400 million in adverse development coverage on losses occurring in years 2000 and prior from General Reinsurance. The second action was to insist that OneBeacon's large portfolio of common stocks ($1.7 billion) and municipal bonds ($1.4 billion) be substantially sold-off prior to the Acquisition. Post-acquisition, we further repositioned OneBeacon's investment portfolio, including a substantial sell-off of its mortgage-backed securities, to achieve a highly liquid, high-quality fixed income portfolio of an intermediate duration. Finally, our purchase accounting adjustments resulted in a strengthening of OneBeacon's acquired balance sheet in the form of adjustments to OneBeacon's insurance and non-insurance liabilities and assets. These actions, coupled with more disciplined loss reserving practices post-acquisition, have made OneBeacon's balance sheet considerably more solid than the balance sheet we acquired on June 1, 2001.

        Immediately after the Acquisition a new management team was appointed and new performance expectations established. Through ongoing communication of our operating principles and the introduction of long-term incentive compensation tied closely to results, OneBeacon is building a culture dedicated to making the significant changes necessary to improve OneBeacon's execution, discipline, and focus upon profitability. OneBeacon's new performance-based compensation program is based on its "trade ratio". Aggressive steps have been taken to improve results quickly including the segregation of the book between core and non-core businesses.

  Core Operations

        We also moved quickly to start fixing OneBeacon's business as its historical underwriting results were highly unsatisfactory. We identified certain businesses that offer reasonable profit improvement opportunities. These "core" operations consist of personal lines and commercial lines sold through agents in New England, New York and New Jersey and selected Specialty products. Specialty products consist principally of agricultural insurance, International Marine Underwriters (ocean marine) and A.W.G. Dewar (tuition reimbursement) whose distribution is not limited to the Northeast.

        Commercial lines.    In ongoing commercial lines, price increases of 16% were achieved in 2001 with a further 25% targeted for 2002. Many poor performing classes of business, agencies and medium and large accounts have been terminated. Further attention has been directed toward taking appropriate underwriting actions to reduce OneBeacon's risk with respect to emerging exposures such as terrorism, construction defect, mold and coastal exposures.

        Personal lines.    Due to a late start, personal lines prices were increased only 5% in 2001. Through rate increases and rate equivalent actions such as insurance to value, a 16% increase is being targeted for 2002. Rate equivalent actions on business renewed during the first three months of 2002 have resulted in 13% and 4% average increases across homeowners and automobile business, respectively. In addition, base rate increases have been approved in several states for homeowners and automobile lines. Given OneBeacon's concentration of business in the Northeast, careful management of windstorm exposures is critical. OneBeacon is taking steps to reduce its exposure through decreasing the number of properties it insures in coastal territories and implementing a windstorm deductible program. Also, because OneBeacon writes the majority of its ongoing personal automobile insurance in three very difficult markets, New York, New Jersey and Massachusetts, dedicated business units have been formed to address the unique aspects of each market. For example, AutoOne, OneBeacon's limited assigned distribution operation, was formed to address the particularly difficult assigned risk market in New York.

        Claims.    Management has been improving the claims administration, reporting and processing function by making expenditures in claims personnel, processes and systems where it is believed that lower overall loss costs will be the result. All field claims professionals have been realigned under a single reporting relationship to the Chief Claims Officer in lieu of a decentralized structure. The quality of staff has been upgraded and staff levels have been increased in certain high impact areas for more effective case management. To better enable claims professionals to determine appropriate indemnity settlement amounts, a state of the art tool has been deployed. The use of appraisals, re-inspections and audits also has increased along with the implementation of quality control and performance metrics across the function. Workers compensation claims handling has been centralized which, along with enhanced early intervention programs, nurse case management and retained health care provider relationships, will help get the injured workers back to work faster. Improved claims reporting procedures have been implemented for automobile claims which, along with more efficient use of vendors on physical damage claims, will help reduce loss cost and improve service to agents and insureds. As a result of these actions, management expects a more professional, better equipped claims organization to emerge.

        Other initiatives.    Credit terms have been changed to accelerate the receipt of cash and collection of old receivables is a high priority. Spending on major systems initiatives has been substantially scaled back to focus on delivering meaningful improvements to existing systems while eliminating the multitude of redundant systems left over from the Merger. Management is working diligently to reconstruct reliable historical data from legacy General Accident systems.

  Non-Core Operations

        The underwriting results of OneBeacon's non-core operations have been particularly unsatisfactory. The national program and national accounts business has been placed into run-off, and OneBeacon's obligation to write new business in most multi-year programs will be winding down in 2002. The largest element of business included in this sub-segment, however, is agency produced business written in territories outside of New England, New York and New Jersey. OneBeacon commenced numerous actions, along the lines of those described above for the core lines, to improve operating results in the non-core regions. In addition, during 2001 OneBeacon formally withdrew from the personal lines markets in 14 states.

        On November 1, 2001, OneBeacon transferred its agency business, agents and operations in 42 non-core states and the District of Columbia to Liberty Mutual. This transfer amounted to approximately $1.5 billion in written premiums, or approximately 45% of OneBeacon's total business. Over the next two years, the underwriting results and cash flows of the renewed policies will be shared between OneBeacon and Liberty Mutual. A reinsurance agreement prorates results so that OneBeacon assumes approximately two-thirds and one-third of the underwriting results corresponding to renewals in the first and second years, respectively. Liberty Mutual has continued, and in some cases accelerated, the underwriting and pricing actions initiated prior to the transactions. The transaction enables OneBeacon's management to concentrate its efforts on building a profitable book of agency produced personal and commercial lines business in the Northeast and selected specialty lines throughout the country.

  Performance Targets

        Management's performance goals for 2002 are based upon achieving a trade ratio of 101-103% in the ongoing businesses and an overall OneBeacon trade ratio of 108-110%, which includes the results of business placed in run-off and reinsuring two-thirds of the underwriting results from business transferred to Liberty Mutual.

Summary of Operations by Business Line

        A summary of OneBeacon's underwriting results for the seven months ended December 31, 2001 follows:

	Seven Months Ended December 31, 2001
	Property and Casualty Insurance
	Personal	Commercial	Specialty	Non-Core	Total
	Millions
Net written premiums	$513.2	$358.0	$139.8	$867.2	$1,878.2

Earned premiums	521.5	427.5	127.0	1,132.2	2,208.2
Loss and loss adjustment expenses	(445.6)	(449.6)	(79.9)	(1,098.7)	(2,073.8)
Other underwriting expenses	(134.1)	(173.8)	(41.0)	(439.1)	(788.0)

Net underwriting gain (loss)	$(58.2)	$(195.9)	$6.1	$(405.6)	$(653.6)

        Personal and commercial premiums written declined during the seven month period and further declines are expected to continue as OneBeacon repositions its book of business for improved profitability. Declines in personal and commercial lines written premiums were partially offset by an increase in specialty lines premiums. The disciplined underwriting and pricing historically demonstrated in specialty lines, coupled with favorable market conditions, enabled OneBeacon to capitalize on price increases while continuing to mitigate underwriting risks through policy coverage revisions and agency terminations. During 2001, OneBeacon also established a new business initiative through the New York Limited Assigned Distribution.

        OneBeacon's 2001 trade ratios on all lines of its business, except core specialty, were unacceptable largely as a result of premiums charged proving to be inadequate for risks assumed. The actions previously discussed were implemented to address this deficiency. Loss and loss adjustment expenses for the 2001 period also included $105.0 million in losses, net of reinsurance, associated with the Attacks. OneBeacon's gross loss associated with the Attacks was $248.0 million.

        During 2001 OneBeacon's losses and loss adjustment expenses relating to prior years developed unfavorably, resulting primarily from an increase in OneBeacon's 1999 and prior loss estimates in its workers compensation, general liability, commercial multi-peril and commercial automobile lines of business. These actions exhausted the protection under the General Reinsurance Cover and resulted in a $50.0 million charge in the 2001 fourth quarter to loss and loss adjustment expense. Additionally, during 2001 OneBeacon recognized approximately $14.6 million in prior year losses and loss adjustment expenses which were not covered by either the National Indemnity Cover or the General Reinsurance Cover.

        As expected, and consistent with OneBeacon's decision to exit its non-strategic operations, the underwriting results in OneBeacon's non-core operations were unacceptable for the seven months ended December 31, 2001. Although expected to improve in the future, OneBeacon's trade ratio associated with this business is expected to continue to be higher than that of its core operations as the national programs and national accounts business, along with the business reinsured from Liberty Mutual, wind down. For the two months ended December 31, 2001, the Renewal Rights Agreement had the effect of reducing OneBeacon's written premium, earned premium and its loss and loss adjustment expenses by approximately $61 million, $6 million and $5 million, respectively, from the amounts that OneBeacon would have expected to report had that agreement not been in place.

        Overall, OneBeacon has and will continue to incur significant costs associated with its underwriting, claims and run-off initiatives implemented during 2001. These costs are expected to yield future improvements to OneBeacon's overall loss and loss adjustment expense ratios but, in the short run, will adversely affect its expense ratios. Improving the loss ratio is OneBeacon's number one priority.

Folksamerica

        A summary of Folksamerica's 1999, 2000 and 2001 underwriting results follows:

	Year Ended December 31,
	1999	2000	2001
	Dollars in millions
Net written premiums	$201.7	$332.6	$458.3
Earned premiums	211.0	312.5	421.5
Losses and loss adjustment expenses	(182.2)	(270.8)	(385.0)
Underwriting expenses	(81.4)	(120.9)	(155.4)

Net underwriting loss	$(52.6)	$(79.2)	$(118.9)

Statutory combined ratios:
Loss and loss adjustment expense	87%	88%	91%
Underwriting expense	36	38	34

Combined	123%	126%	125%

        The majority of Folksamerica's premiums written during the past three years ended 2001 cover liability risks (typically 60% to 70% of such premiums), property risks (20% to 30%) and accident and health risks (6% to 8%).

        Folksamerica's significant increase in premiums for 2001 versus 2000 is primarily attributable to additional writings across most lines in response to improved terms and conditions in the overall reinsurance market. Folksamerica's significant increase in premiums for 2000 versus 1999 is primarily attributable to its acquisition of the Risk Capital Operations which provided Folksamerica with two new specialty underwriting units (Accident & Health and Marine) and several new treaty clients.

        During 2001, Folksamerica recorded gross losses from the Attacks of approximately $104.0 million, or approximately $25.0 million net of reinsurance recoverables and reinstatement costs. This loss represented approximately six points of its 2001 combined ratio. Folksamerica also established a reserve of $5.0 million for Enron-related surety exposures in 2001.

        Folksamerica's 2001 incurred losses include $24.1 million in losses related to prior accident years representing (i) higher than expected reported losses in Folksamerica's property excess line and (ii) a strengthening of reserves related to losses arising from the portfolios acquired from the USF Re Insurance Co. and the Risk Capital Operations. Incurred losses for 2000 and 1999 include $22.9 million and $29.3 million, respectively, related principally to prior accident years representing losses arising from the portfolios acquired with USF Re Insurance Co. and the Risk Capital Operations.

        Folksamerica's 2001 and 2000 statutory combined ratios do not take into account the favorable impact of a retroactive reinsurance cover placed during 2000 which covers certain losses associated with Folksamerica's asbestos and environmental exposures as well as losses associated with USF Re Insurance Co. and the Risk Capital Operations. Because this contract was written to cover losses incurred in prior years, the reinsurance benefit recorded in its statutory financial statements is not included in Folksamerica's statutory combined ratio; however, adverse development on reserves covered under this contract is required to be included in its statutory combined ratio. The reinsurance benefits obtained from this contract totalled $20.2 million and $20.6 million for the years ended December 31, 2001 and 2000, respectively.

        Folksamerica has acquired several competitors in recent years. In cases where the insurance or reinsurance reserves of the acquired company are expected to develop adversely, Folksamerica generally obtains certain indemnifications from the seller designed to mitigate the future losses that Folksamerica must recognize. Indemnifications used by Folksamerica in some of its more recent acquisitions consist of bargain purchases (resulting in deferred credits) and the issuance of purchase notes with adverse loss development protection features. These indemnifications provide revenues to Folksamerica to compensate for the expected losses and loss adjustment expenses it may recognize in connection with the acquired operations. These revenues, recorded as amortization of deferred credits and other benefits, are not reflected as a reduction to the loss development incurred by Folksamerica and therefore do not serve to reduce Folksamerica's reported statutory combined ratio.

        During 2001, 2000 and 1999, Folksamerica recognized income relating to the amortization of its deferred credits of $14.1 million, $12.5 million and $7.0 million, respectively, resulting from bargain purchases of insurance and reinsurance operations. In addition, during 1999 Folksamerica issued a $20.8 million note in connection with the acquisition of USF Re Insurance Co. which was to be reduced to the extent that future USF Re Insurance Co. loss and loss adjustment expenses develop adversely (the "USF Re Seller Note"). In response to adverse development recorded by Folksamerica, the USF Re Seller Note was reduced by $6.8 million and $14.0 million, which was recorded in White Mountains' financial statements, during 2000 and 1999, respectively.

        Had the retroactive reinsurance and acquisition benefits described above been permitted to be recognized in Folksamerica's 2001 and 2000 statutory combined ratios, they would have served to decrease such ratios by approximately 12 and 10 points to 113% and 116%, respectively.

        The reinsurance market in general has responded to the significant industry losses generated in 2001 with a combination of rate increases, coverage restrictions and higher ceding company retentions. In December 2001 Folksamerica received a $400.0 million capital contribution from its parent OneBeacon, in the form of cash, which was made to increase Folksamerica's capacity to capitalize on improving pricing trends which accelerated after the Attacks. In addition, the retrocessional agreement that Folksamerica entered into with Olympus late in 2001 provides additional opportunities to leverage Folksamerica's underwriting expertise and infrastructure to underwrite increased lines on worldwide property excess business in a favorable market.

Other Insurance Operations and Holding Company

        Our capital management activities are conducted through White Mountains Insurance Group, Ltd. and its intermediary holding companies. In this regard, the primary operations relating to our holding companies for 2001 consisted of the effects of financing activities and purchase accounting undertaken in connection with the Acquisition, amortization of deferred credits arising from our acquisitions of OneBeacon and International American Group, the gain recognized from the sale of Waterford and net investment income on its short-term investments. The primary operations of British Insurance Company, American Centennial, Peninsula, Esurance and Fund American Re during 2001 contributed revenues of $33.7 million, expenses of $59.3 million and a net loss of $17.0 million. During 2000, the operations of the holding company primarily included the gain recognized from the Dexia Sale, amortization of certain deferred credits, interest expense on long-term debt, the operations of British Insurance Company, American Centennial and Peninsula and net investment income on short-term investments. During 1999, the operations of the holding company primarily included the gain recognized from the Valley Group Sale, interest expense on long-term debt, amortization of certain deferred credits and net investment income on short-term investments and its other insurance operations included the operations of Valley Group through the date of the Valley Group Sale. See "Liquidity and Capital Resources."

The OneBeacon Acquisition and Associated Capital Raising Activities

        On June 1, 2001, we acquired OneBeacon from CGNU for $2,114.3 million, of which $260.0 million was paid with the Seller Note and the balance paid in cash. We undertook a series of related transactions prior to or simultaneously with the Acquisition that had a substantial impact on our consolidated financial statements during 2001. These transactions, coupled with the inclusion of OneBeacon's results for the seven months ended December 31, 2001, served to significantly affect the comparability of the financial statement information presented herein. A summary of the transactions relating to our acquisition of OneBeacon follows:

        Debt tender and debt escrow transactions.    In April 2001 we completed a tender offer and consent solicitation for $96.3 million in outstanding medium-term notes (the "Debt Tender") which facilitated the Acquisition by amending the indenture governing our medium-term notes (the "Notes"). Pursuant to the Debt Tender, we repurchased and retired $90.9 million of our Notes and subsequently prepaid, in the form of a fully-funded irrevocable escrow arrangement (the "Debt Escrow"), the balance of the Notes. We recorded a $4.8 million extraordinary loss on extinguishment of debt in connection with the Debt Tender and the Debt Escrow during the 2001 second quarter.

        Equity financing.    On June 1, 2001, a small group of private investors purchased $437.6 million of a newly-issued class of non-voting convertible preference shares of White Mountains Insurance Group, Ltd. (the "Convertible Preference Shares"). On August 23, 2001, upon approval by shareholders at our 2001 Annual Meeting of Shareholders (the "2001 Annual Meeting"), we repurchased and cancelled the Convertible Preference Shares (the "Conversion") in consideration of 2,184,583 common shares. Had shareholder approval not been obtained by March 31, 2003, the holders of Convertible Preference Shares would have had the right to require us to repurchase the Convertible Preference Shares on an "as converted" basis at the then-current price of a common share. This conversion right, coupled with the fact that the market value of common shares immediately prior to shareholder approval ($340 per common share) exceeded the private investors' cost of the Convertible Preference Shares (approximately $200 per common share), caused this instrument to have a redemption value in excess of cash received upon issuance. This required the Convertible Preference Shares to be marked-to-market until August 23, 2001 when the Convertible Preference Shares were converted to common shareholders' equity, resulting in a $305.1 million charge to retained earnings, with an offsetting increase to paid-in surplus.

        On June 1, 2001, Berkshire purchased from us for $75.0 million in cash, warrants (the "Warrants") to acquire 1,714,285 common shares at an exercise price of $175.00 per common share. Of the total Warrants purchased by Berkshire, Warrants to purchase 1,170,000 common shares (the "Series A Warrants") were immediately exercisable and Warrants to purchase 544,285 common shares (the "Series B Warrants") became exercisable upon shareholder approval at the 2001 Annual Meeting. Prior to shareholder approval, the Series B Warrants constituted a contingent put liability (similar in nature to a stock appreciation right) which was carried at fair value through a periodic charge or credit to the income statement. The income statement charge we recorded during 2001 associated with the difference between the fair value and allocated cost of the Series B Warrants totalled $58.8 million. Upon shareholder approval at the 2001 Annual Meeting, the Series B Warrants were converted from a liability to common shareholders' equity. The Warrants have a term of seven years from the date of issuance although we have the right to call the Warrants for $60.0 million in cash commencing on the fourth anniversary of their issuance.

        On June 1, 2001, Berkshire also purchased for $225.0 million, $300.0 million face value of cumulative non-voting preferred stock (the "Berkshire Preferred Stock") of a subsidiary of White Mountains. The Berkshire Preferred Stock is mandatorily redeemable after seven years. The Berkshire Preferred Stock represents subsidiary preferred stock which is considered to be minority interest to White Mountains.

        As previously mentioned, we received a total of $300.0 million in cash from Berkshire in full payment for the Warrants and the Berkshire Preferred Stock. The proceeds received were allocated to each instrument based on their relative estimated fair values on June 1, 2001. As a result, $154.8 million of such proceeds were allocated to the Warrants and recorded to common shareholders' equity and $145.2 million of such proceeds were allocated to the Berkshire Preferred Stock. We are accreting the Berkshire Preferred Stock's recorded value to its face value of $300.0 million using the interest method of amortization over the instrument's seven-year term through an income statement charge. During 2001, we recorded $5.1 million of accretion charges on the Berkshire Preferred Stock.

        On June 1, 2001, Zenith Insurance Company ("Zenith") purchased $20.0 million in cumulative non-voting preferred stock (the "Zenith Preferred Stock") of a subsidiary of White Mountains. The Zenith Preferred Stock is mandatorily redeemable after ten years. The Zenith Preferred Stock represents subsidiary preferred stock which is considered to be minority interest to White Mountains.

        During 2001, we declared and paid cash dividends on the Berkshire Preferred Stock and the Zenith Preferred Stock totalling $18.1 million.

        Bank financing.    On June 1, 2001, Fund American Companies, Inc., a subsidiary of White Mountains, borrowed $700.0 million in term loans and $125.0 million in revolving loans (of a $175.0 million revolving loan facility) from a banking syndicate arranged by Lehman Brothers Inc. (collectively the "Lehman Facility"). The term loans are repayable in quarterly installments with a final maturity on March 31, 2007. The revolving loan facility is available from the closing date until the fifth anniversary of the closing. Our obligations under the Lehman Facility are secured by a pledge of all of the assets of OneBeacon and Fund American Companies, Inc., including the capital stock of their direct insurance company subsidiaries and of their non-insurance company subsidiaries (other than A.W.G. Dewar). The loans are variable rate instruments which are currently tied to a rate based on short-term eurodollar rates. We subsequently entered into various interest rate swap agreements in order to achieve a fixed interest rate on the term loans. During 2001, we recorded interest expense relating to the Lehman Facility of $32.4 million, including $3.9 million of expense recorded under the related interest rate swap agreements.

        Seller Note.    On June 1, 2001, we issued the Seller Note to CGNU. The Seller Note has an eighteen-month term and bears interest at a rate equal to 50 basis points over the rate on our revolving loan facility described above. The Seller Note may be settled in cash, or at our option, with common shares valued at $245.00 per common share. We have classified this obligation as debt since management believes it has the ability to settle this obligation in a form other than pursuant to the Note Purchase Option Agreement which governs the Seller Note. During 2001, we recorded interest expense relating to the Seller Note of $10.3 million.

        Deferred credit.    We acquired OneBeacon for total consideration of $2,114.3 million. Because the cost of OneBeacon was less than the fair value of its net assets acquired at that date, we recorded a $682.0 million deferred credit at acquisition which is being amortized to income ratably over the estimated period of benefit of seven years. During 2001, we recognized a total of $91.6 million of deferred credit amortization of which $56.9 million related specifically to the deferred credit resulting from the Acquisition.

Review of Consolidated Results

        Earned insurance and reinsurance premiums totalled $2,656.1 million for 2001 versus $334.4 million for 2000 and $283.2 million for 1999. The large increase in earned premiums from 2000 to 2001 resulted primarily from the Acquisition of OneBeacon which contributed $2,208.2 million in earned premiums for the seven months ended December 31, 2001. The increase in earned premiums from 1999 to 2000 is primarily attributable to the acquisition of the Risk Capital Operations during 2000.

        See "Summary of Operations by Segment" for a further discussion of earned insurance and reinsurance premiums by our segments and lines of business.

        Our total net pretax investment returns for the years ended December 31, 1999, 2000 and 2001 are shown below:

	Year Ended December 31,
	1999	2000	2001
	Millions
Net investment income	$61.9	$85.9	$284.5
Net realized investment gains (losses), before tax	69.6	(8.8)	173.1
Net increase (decrease) in unrealized investment gains	(180.2)	47.6	(59.9)

Total net investment return, before tax	$(48.7)	$124.7	$397.7

        Our net investment income is comprised primarily of interest income associated with the fixed maturity investments of our operating subsidiaries and dividend income from our equity investments. The significant increase in net investment income from 1999 to 2001 is mainly attributable to our growing portfolio of fixed maturity investments resulting from the 1999 acquisition of USF Re Insurance Co., the 2000 acquisitions of PCA Property & Casualty Insurance Company ("PCA Property & Casualty") and the Risk Capital Operations and the 2001 acquisitions of OneBeacon and C-F Insurance Company.

        Net realized gains on investments for the year ended December 31, 2001 resulted principally from substantial sales of fixed maturities from OneBeacon and Folksamerica's investment portfolios during the second half of 2001. Net realized investment losses for the year ended December 31, 2000 resulted principally from sales of fixed maturities in preparation for Folksamerica's acquisitions of PCA Property & Casualty and the Risk Capital Operations during the first half of 2000. Net realized investment gains of $69.6 million for 1999 included $23.9 million of pretax gains from sales of San Juan Basin Royalty Trust units and $28.0 million of pretax gains from sales of various other common stocks and other investments in Folksamerica's operating portfolio. In addition, $9.4 million of pretax gains on sales of common stocks and fixed maturity investments were recorded in anticipation of or in connection with the Valley Group Sale.

        The cost or amortized cost, gross unrealized investment gains and losses, and carrying values of White Mountains' investment securities by category as of December 31, 2001 and 2000, were as follows (in millions):

	December 31, 2001
Investment	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Fixed maturity investments	$6,156.5	$68.2	$(96.4)	$6,128.3
Common equity securities	155.1	26.0	(7.5)	173.6
Other investments	150.0	17.6	(9.6)	158.0
Total fixed maturity investments	$6,461.6	$111.8	$(113.5)	$6,459.9
	December 31, 2000
Investment	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
Fixed maturity investments	$1,063.0	$18.6	$(3.0)	$1,078.6
Common equity securities	127.5	21.1	(3.8)	144.8
Other investments	117.3	30.8	(5.2)	142.9
Total fixed maturity investments	$1,307.8	$70.5	$(12.0)	$1,366.3

        Our portfolio of fixed maturity investments is comprised primarily of investment grade corporate debt securities, U.S. government and agency securities and mortgage-backed securities (i.e., greater than 99% of such securities received a rating from the National Association of Insurance Commissioners of 1 or 2).

Greater than 99.9% of the fixed maturity securities currently held by us are publicly traded. The gross unrealized losses recorded on our fixed maturity investment portfolio at December 31, 2001 and 2000 resulted primarily from increases in market interest rates from the dates that certain investments within that portfolio were acquired as opposed to fundamental changes in the credit quality of the issuers of such securities. Therefore, these decreases in values are viewed as being temporary as we have the intent and ability to retain such investments for a period of time sufficient to allow for any anticipated recovery in market value or to hold the securities to their maturity. The gross unrealized losses recorded on our portfolio of common equity and other investments at December 31, 2001 and 2000 resulted primarily from decreases in quoted market values from the dates that certain investments securities within that portfolio were acquired as opposed to fundamental changes in the issuer's financial performance and near-term financial prospects. Therefore, these decreases in values are also viewed as being temporary.

        We did not experience any material other-than-temporary impairment charges relating to our portfolio of investment securities during each of the three years ended December 31, 2001. In our determination of other-than-temporary impairment, we considered several factors and circumstances including the issuer's overall financial condition, the issuer's credit and financial strength ratings, a weakening of the general market conditions in the industry or geographic region in which the issuer operates, a prolonged period (typically six months or longer) in which the fair value of an issuer's securities remains below our cost and any other factors that may raise doubt about the issuer's ability to continue as a going concern.

        Other-than-temporary impairment is recorded as a realized loss which serves to reduce net income and earnings per share. Temporary losses are recorded as unrealized losses which do not impact net income and earnings per share but reduce other comprehensive net income.

        Our net decrease in pretax unrealized investment gains for the year ended December 31, 2001 of $59.9 million consisted of a net reduction in unrealized gains of $46.3 million related to the substantial amount of fixed maturities sold during the period and a net reduction of $13.6 million in unrealized gains, primarily in our holdings of common stocks and other investments. Our net increase in pretax unrealized investment gains for the year ended December 31, 2000 of $47.6 million consisted of a net reduction in unrealized gains of $23.7 million for investment securities sold during the period and a net increase of $71.3 million in unrealized gains, primarily in our holdings of fixed maturities. Our net decrease in pretax unrealized investment gains for the year ended December 31, 1999 of $180.2 million consisted of a net reduction in unrealized gains of $69.6 million for investment securities sold during the period and a net reduction of $110.6 million in unrealized gains on securities held during the period, relating primarily to an accounting write-down relating to exercises of FSA Options. During 1999, we were required to write our investment in the FSA Options exercised to their original cost in order to transition the investment from fair value accounting to equity accounting.

        Amortization of deferred credits and other benefits provided $91.6 million, $41.4 million and $25.8 million in revenue during 2001, 2000 and 1999, respectively. The increase in deferred credit amortization from 2000 to 2001 resulted from the Acquisition. The increase in deferred credit amortization from 1999 to 2000 resulted primarily from the acquisition of PCA Property & Casualty. In accordance with SFAS No. 141, all unamortized deferred credits at December 31, 2001 will be recognized through the income statement on January 1, 2002 as a change in accounting principle.

        Net gains on sales of subsidiaries and other assets provided $20.2 million, $386.2 million and $103.9 million in revenue during 2001, 2000 and 1999, respectively. The net gains recorded during 2001 resulted from a $12.4 million pretax gain from the sale of Waterford as well as gains on sales of various fixed assets to Liberty Mutual. The net gains recorded during 2000 resulted principally from the Dexia Sale. The net gains recorded during 1999 resulted principally from the Valley Group Sale.

        Other revenues totaled $8.1 million, $9.1 million and $34.8 million during 2001, 2000 and 1999. Other revenue consists primarily of equity in the earnings of our unconsolidated affiliates (Main Street America, Montpelier and formerly Financial Security Assurance) and sundry other revenues.

        Our investment in Main Street America provided $2.2 million to our revenues during the year ended December 31, 2001 versus $1.0 million for 2000 and $11.6 million for 1999. Main Street America's net income for 2001 resulted from strong underwriting results experienced by National Grange during 2001 offset partially by realized losses on its investment portfolio. Main Street America's net income for 2000 was adversely impacted by significant realized losses on its investment portfolio whereas Main Street America's net income for 1999 benefitted by significant realized investment gains.

        Our investment in Montpelier provided a loss of $3.0 million during the year ended December 31, 2001. Montpelier's net loss for 2001 related to the recognition of its startup costs.

        During 2000, our investment in Financial Security Assurance provided a $3.6 million loss for the interim period though July 5, 2000 which resulted from realized investment losses in Financial Security Assurance's investment portfolio and increased expenses for employee equity-based compensation programs, which rose significantly after Financial Security Assurance's announcement of its acquisition by Dexia. Financial Security Assurance contributed $19.5 million to net income during the year ended December 31, 1999.

        Losses and loss adjustment expenses totaled $2,493.9 million for 2001 versus $287.7 million for 2000 and $242.3 million for 1999. The large increase in loss and loss adjustment expenses from 2000 to 2001 resulted from the Acquisition. During 2001, we incurred $130.0 million in net losses at OneBeacon and Folksamerica resulting from the Attacks. The increase in loss and loss adjustment expenses from 1999 to 2000 is primarily attributable to the acquisitions of PCA Property & Casualty and the Risk Capital Operations during 2000.

        See "Summary of Operations by Segment" for a further discussion of losses and loss adjustment expenses by our segments and lines of business.

        Insurance and reinsurance acquisition expenses, which consist primarily of insurance and reinsurance brokerage and commission expenses, totaled $584.3 million for 2001 versus $101.1 million for 2000 and $73.4 million for 1999. The increase in these insurance expenses from 2000 to 2001 is primarily attributable to the Acquisition. The increase in these insurance expenses from 1999 to 2000 is primarily attributable to the acquisitions of PCA Property & Casualty and the Risk Capital Operations during 2000.

        General and administrative expenses totaled $417.1 million for 2001 versus $87.9 million for 2000 and $87.3 million for 1999. Share-based compensation consisting of performance shares, restricted shares and options constituted $51.5 million, $25.8 million and $6.1 million of such general and administrative expenses during 2001, 2000 and 1999, respectively. The increase in general and administrative expenses, including the increase in share-based compensation, from 2000 to 2001 is primarily attributable to the Acquisition. The increase in our share-based compensation for 2000 was higher than that of 1999 as a result of a significant increase in the value of common shares during that year and the recording of additional performance share expense in expectation of the 1999 and 2000 performance share awards vesting at an amount greater than target due to the highly favorable results for those award periods.

        Share appreciation expense for Series B Warrants of $58.8 million was recorded during 2001 representing an increase in the value of common shares during the period in which the Series B Warrants were not exercisable by Berkshire. Upon shareholder approval at the 2001 Annual Meeting, the Series B Warrants were reclassified to common shareholders' equity.

        In connection with purchase accounting for the Acquisition, we were required to adjust to fair value OneBeacon's loss and loss adjustment expense reserves and the related reinsurance recoverables by $646.9 million and $346.9 million, respectively, on OneBeacon's acquired balance sheet. This net reduction to loss and loss adjustment expense reserves of $300.0 million will be accreted through an income statement charge over the period the claims are expected to be settled. As such, we recognized $56.0 million of accretion of fair value adjustment to loss and loss adjustment expense reserves during 2001. We will accrete the remaining $244.0 million over the future periods that the claims are settled.

        Interest expense totaled $45.7 million for 2001 versus $16.1 million for 2000 and $14.7 million for 1999. The increase in interest expense from 2000 to 2001 resulted from borrowings under the Lehman Facility and the Seller Note which were undertaken on June 1, 2001, offset slightly by reduced interest expense resulting from the Debt Tender and the Debt Escrow transactions. We have entered into various interest rate swap agreements which were undertaken to achieve a fixed interest rate on a portion of the Lehman Facility. The swap program results in a weighted average fixed rate of 7.1% on $700.0 million of our total borrowings under the Lehman Facility. Interest expense for 2001 relating to the Lehman Facility totaled $28.5 million, interest expense relating to the interest rate swap agreements totaled $3.9 million and interest on the Seller Note totaled $10.3 million. The increase in interest expense from 1999 to 2000 reflects higher average levels of indebtedness at Folksamerica for the period.

        In connection with the Redomestication, White Mountains Insurance Group, Ltd. changed its domicile to Bermuda and organized certain entities under the laws of Barbados while certain other subsidiaries remained domiciled in the United States (the "US Companies"). As a result, income earned by the Bermuda and Barbados companies will generally be subject to an effective overall tax rate lower than that imposed by the United States; however, no tax benefits will be attained in the event of net losses incurred by such companies. Prior to the Redomestication, we filed a consolidated United States income tax return with our subsidiaries. The US Companies continue to file United States tax returns but may no longer do so on a group-wide consolidated basis. As a result, the aggregate United States Federal income tax liability of the US Companies may be higher than it otherwise would have been if part of a consolidated tax return. These factors may serve to increase or decrease our effective tax rate for 1999 and beyond, depending on the events and circumstances occurring during such periods.

        The income tax provision related to pretax earnings for 2001, 2000 and 1999 represents an effective tax rate of 41.3%, 12.0% and 32.9%, respectively. Our effective rate of tax benefit for 2001 (resulting from a net loss reported during the period) was greater than the statutory rate of 35% primarily as a result of the effects of deferred credit amortization. The reduction in the effective rate from 1999 and 2000 resulted from an increase in our non-United States net earnings to $395.9 million in 2000 versus $9.0 million in 1999.

        Net income from discontinued operations of $95.0 million recorded during 2000 related to a reserve release associated with the sale of Fireman's Fund. Net income from discontinued operations of $12.6 million recorded during 1999 related to the Mortgage Banking Sale.

        Excess of fair value over cost amounts which were recorded as extraordinary gains during 2001 related to the acquisitions of C-F Insurance Company and the Folksam assets, both of which occurred after July 1, 2001. In accordance with SFAS No. 141, we recognized a $13.6 million and a $3.0 million extraordinary gain during 2001 representing the excess of the fair value of C-F Insurance Company's and Folksam's net assets over their cost, respectively.

        A loss on early extinguishment of debt of $4.8 million was recorded during 2001 in connection with the Debt Tender and the Debt Escrow.

        Dividends on Convertible Preference Shares of $0.3 million were declared and paid in 2001 during the period in which the Convertible Preference Shares were outstanding.

        Upon shareholder approval at the 2001 Annual Meeting, the Convertible Preference Shares were repurchased and cancelled in consideration of 2,184,583 common shares. Because the redemption value of the Convertible Preference Shares was in excess of the cash received upon their issuance, the Convertible Preference Shares were required to be marked-to-market until the date they were converted to shareholders' equity, resulting in a $305.1 million charge to retained earnings, with an offsetting increase to paid-in surplus.

Liquidity and Capital Resources

        The primary sources of cash inflows for White Mountains and certain of our intermediary holding companies are investment income, sales and maturities of investment securities and dividends received from our operating subsidiaries. Under the insurance laws of the states and countries under which our insurance subsidiaries are domiciled, an insurer is restricted with respect to the timing or the amount of dividends it may pay without prior approval by regulatory authorities. Accordingly, there is no assurance regarding the amount of such dividends that may be paid by such subsidiaries in the future.

        Detailed information concerning our liquidity and capital resource activities during the years 2001, 2000 and 1999 follows:

  For the Year Ended December 31, 2001

        In January 2001 we completed the sale of Waterford to a third party for consideration of $23.6 million in cash, net of transaction related expenses.

        In March 2001 we declared and paid an annual dividend of $5.9 million to our common shareholders.

        In April 2001 we paid $100.8 million in cash to complete the Debt Tender and to establish the Debt Escrow. Completion of the Debt Tender permitted us to effect an amendment to the indenture governing the Notes which facilitated the Acquisition.

        In June 2001 we acquired OneBeacon for cash and the Seller Note. The total consideration paid for OneBeacon was $2,114.3 million, including related expenses. Significant assets and liabilities acquired through OneBeacon included $7,442.6 million of cash and investments, $2,448.9 million of reinsurance recoverable on paid and unpaid losses, $1,267.3 million of insurance balances receivable, $6,364.2 million of loss and loss adjustment expenses and $1,897.7 million of unearned insurance premiums.

        In connection with the Acquisition, we issued the Convertible Preference Shares for $437.6 million (which were retired and converted to common shares in August 2001) and issued the Warrants for $75.0 million. The Warrants have a term of seven years from the date of issuance although we have the right to call the Warrants for $60.0 million in cash commencing on the fourth anniversary of their issuance.

        In connection with the Acquisition, we issued two separate classes of subsidiary preferred stock. Berkshire purchased for $225.0 million, $300.0 million in face value of cumulative non-voting subsidiary preferred stock. The Berkshire Preferred Stock is entitled to a dividend of no less than 2.35% per quarter and is mandatorily redeemable after seven years. Zenith Insurance Company purchased $20.0 million in cumulative non-voting subsidiary preferred stock. The Zenith Preferred Stock is entitled to a dividend of no less than 2.5% per quarter through June 30, 2007 and a dividend of no less than 3.5% thereafter and is mandatorily redeemable after ten years.

        In connection with the Acquisition, we borrowed $825.0 million under the Lehman Facility. The Lehman Facility is comprised of two term loan facilities and a revolving credit facility. The term loan facilities are comprised of a $300.0 million Tranche A Loan with a five-year maturity and a $400.0 million Tranche B Loan with a six-year maturity. The revolving credit facility provides for revolving credit loans of up to $175.0 million, including up to $25.0 million available for the issuance of letters of credit. The revolving credit facility matures on June 1, 2006.

        In connection with the Acquisition, we issued the Seller Note to CGNU. The Seller Note has an eighteen-month term and bears interest at a rate equal to 50 basis points over the rate on our revolving loan facility described above. The Seller Note may be settled in cash, or at our option, with common shares valued at $245.00 per share.

        In June 2001 we forgave our intercompany note to Folksamerica issued in December 2000 in the amount of $195.0 million.

        In September 2001 OneBeacon repaid all its outstanding long-term debt of $3.2 million.

        In September 2001 Folksamerica acquired C-F Insurance Company, an inactive insurance company in run-off, for total consideration of $49.2 million plus related expenses. The purchase consideration included the issuance of a $25.0 million, five-year note by Folksamerica which may be reduced by adverse loss development experienced by C-F Insurance Company post-acquisition.

        In October 2001 OneBeacon announced that it had signed a letter of intent to purchase Parkway Insurance Co. ("Parkway"), a personal automobile insurer in New Jersey, from Fireman's Fund. OneBeacon was unable to come to definitive terms with Fireman's Fund on the purchase of Parkway.

        In October 2001 OneBeacon sold 2,025,680 shares of the common stock of United Fire & Casualty Company to a third party for $54.7 million.

        In December 2001 we filed a definitive Form S-3 with the Securities and Exchange Commission (the "SEC") which will permit White Mountains Insurance Group, Ltd or its wholly-owned subsidiary, Fund American Companies, Inc. (formerly TACK Acquisition Corp.), to offer up to $1.0 billion of debt securities, preference shares or trust preferred securities. We currently intend to use the proceeds of any issuances of securities for general corporate purposes, including repayment of existing borrowings.

        In December 2001 OneBeacon invested $180.0 million in Montpelier consisting of 1,800,000 common shares of Montpelier valued at $100 per share and we received warrants to acquire an additional 797,088 common shares of Montpelier at $100 per share over the next ten years.

        In December 2001 we acquired the net assets of Folksam which were valued at approximately $66.9 million on the date of purchase. The purchase price including related expenses consisted of approximately $30.9 million in cash, $3.0 million in a note payable to the seller and 86,385 common shares (valued at approximately $30.0 million).

        In December 2001, Folksamerica received a $400.0 million capital contribution from its parent OneBeacon, in the form of cash, which was undertaken to allow Folksamerica to further capitalize on improved pricing trends which accelerated after the Attacks.

        In December 2001 Folksamerica issued $7.0 million in short-term debt to a third party.

        During 2001 we issued a total of 2,390,566 common shares which consisted of 2,184,583 common shares issued in connection with the Conversion, 86,385 common shares issued in connection the purchase of the Folksam net assets, 94,500 restricted shares issued to key employees and 25,098 common shares issued to employees in connection with various White Mountains employee benefit plans.

        During 2001 we repurchased and retired 6,000 common shares for $1.9 million in cash.

        Through December 31, 2001, we paid a total of $18.4 million in dividends to holders of the Convertible Preference Shares, the Berkshire Preferred Stock and the Zenith Preferred Stock. Through December 31, 2001, we paid a total of $29.2 million in interest under the Lehman Facility including $2.9 million paid under related interest rate swap agreements.

  For the Year Ended December 31, 2000

        In March 2000 Folksamerica acquired PCA Property & Casualty for consideration of $122.3 million in cash. Significant assets and liabilities acquired through PCA Property & Casualty included $339.8 million of cash and investments, $160.0 million of reinsurance recoverables and $405.5 million of loss and loss adjustment expense reserves.

        In May 2000 Folksamerica acquired the Risk Capital Operations for consideration of $20.3 million in cash plus related expenses. Significant assets and liabilities acquired with the Risk Capital Operations included $249.9 million of cash and investments, $108.6 million of premiums receivable, $312.5 million of net loss and loss adjustment expense reserves and $82.0 million of unearned reinsurance premiums. In addition, the Risk Capital Operations provided Folksamerica with two specialty underwriting units (Accident & Health and Marine) and several significant new treaty clients.

        In July 2000 we concluded the sale of our indirect, wholly-owned subsidiary, White Mountains Holdings, Inc. (which controlled a substantial amount of our holdings of Financial Security Assurance) and all our other holdings of FSA Common Stock to Dexia for proceeds of $620.4 million.

        In December 2000 we provided $259.6 million of capital to Folksamerica through the contribution of American Centennial and British Insurance Company and through the issuance of a $195.0 million intercompany note which was forgiven during 2001. Folksamerica subsequently contributed American Centennial and $80.0 million of such cash to Folksamerica Reinsurance Company in order to provide the statutory capital needed to support its acquisitions of PCA Property & Casualty and Risk Capital Operations. The remaining $115.0 million was used by Folksamerica to repay its outstanding bank indebtedness.

        During 2000 we repurchased and retired 65,838 common shares for $8.3 million in cash.

        During 2000 we declared and paid quarterly cash dividends totalling $7.1 million.

        As part of the Folksamerica acquisition in 1998, we refinanced Folksamerica's existing long-term indebtedness by utilizing a six-year revolving credit agreement whereby Folksamerica could borrow up to $120.0 million at market interest rates. This facility was repaid and terminated by Folksamerica during 2000 as described above.

  For the Year Ended December 31, 1999

        In May 1999 we exercised FSA Options to acquire 666,667 shares of FSA Common Stock for $15.7 million in cash.

        In May 1999 we concluded the Mortgage Banking Sale and received net proceeds totalling $180.6 million.

        In June 1999 we concluded the Valley Group Sale and received net proceeds of $139.0 million in cash after receiving a special dividend of assets and cash prior to the closing of $76.6 million. In connection with the Valley Group Sale, we repaid $15.0 million of Valley Group's indebtedness.

        In June 1999 Folksamerica acquired USF Re Insurance Co. for total consideration of $92.5 million. The purchase consideration included the issuance of a $20.8 million, five-year note by Folksamerica (which was reduced to zero at year-end 2000 due to adverse loss development at USF Re Insurance Co. post acquisition) with the balance paid in cash.

        In September 1999 we exercised FSA Options to acquire 1,893,940 shares of FSA Common Stock in exchange for our $50.0 million investment in MediaOne preferred stock.

        In October 1999 we acquired International American Group for $86.7 million in cash.

        In December 1999 we purchased an additional 922,509 shares of FSA Common Stock for $50.0 million.

        During 1999 we issued a total of 1,137,495 common shares to our Chairman and our key employees in satisfaction of the Chairman's warrant exercise and various employee benefit plan obligations. In order to entice the Chairman to exercise his warrants to acquire common shares early, we paid the Chairman $6.0 million to compensate him for the estimated interest cost of borrowing the strike price and the amounts required to prematurely pay his income taxes.

        During 1999 we repurchased 1,020,150 common shares for $139.5 million in cash.

        During 1999 we declared and paid quarterly cash dividends totalling $8.8 million.

        In connection with the Redomestication, we paid $104.1 million in certain compensation benefits to our current and former employees and Directors in October 1999 at an incremental after tax cost of $14.9 million. In connection with the compensation payments, we paid cash of $89.8 million (primarily to our former employees) and issued common shares valued at $14.3 million (primarily to our current employees, Directors and advisors). A significant portion of such compensation paid represented the acceleration of expenses that would have ordinarily been incurred in future periods which resulted in increased tax deductible expenses in 1999.

        In connection with the Redomestication, we were treated as if we sold all of our directly owned assets in a fully taxable transaction in which gains, but not losses, were recognized. We incurred a United States income tax liability upon the Redomestication of approximately $13.5 million.

Significant cash flow activities for the years ended December 31, 1999, 2000 and 2001

        The following table summarizes certain information pertaining to White Mountains' cash flows:

	Year Ended December 31,
	1999	2000	2001
	Millions
Net cash used for operating activities	$(208.3)	$(114.0)	$(300.7)
Net cash (used for) provided from investing activities	354.3	234.4	(1,102.6)
Net cash provided from (used for) financing activities	(164.5)	(119.9)	1,466.3

Net increase (decrease) in cash during year	$(18.5)	$.5	$63.0

        Cash used for operations of $300.7 million during the 2001 period is primarily the result of claims payments and general expenses exceeding premiums collected at OneBeacon. The net cash used for operations during the 2000 period of $114.0 million is primarily the result of significant acquisitions of run-off insurance portfolios during that period. Run-off transactions involved the assumption of sizable portfolios of invested assets as well as the assumption of insurance and reinsurance liabilities. Run-off liabilities paid are shown as uses of operating cash whereas offsetting sales of the related assets acquired are shown as sources of cash from investing activities. The net cash used for operations during the 1999 period of $208.3 million is primarily the result of dispositions of certain of our operating subsidiaries and the activities of our insurance and reinsurance run-off activities.

        Cash used for investing activities of $1,102.6 million during 2001 resulted primarily from the costs associated with the Acquisition, partially offset by net sales of investment securities in anticipation of the Acquisition. Cash provided from investing activities of $234.4 million during 2000 resulted primarily from proceeds from the sale of a former subsidiary, partially offset by net purchases of investment securities. Cash provided from investing activities of $354.3 million during 1999 resulted primarily from net sales of investment securities and proceeds from the sale of two former subsidiaries. In addition, sales of investment securities acquired in connection with our insurance and reinsurance run-off activities served to provide net cash from investing activities during each of the periods presented herein.

        Cash provided from financing activities of $1,466.3 million during 2001 resulted primarily from activities undertaken to finance the Acquisition, partially offset by cash used in connection with the Debt Tender and the Debt Escrow. Cash used for financing activities of $119.9 million during 2000 resulted primarily from the repayment of Folksamerica's outstanding bank indebtedness. Cash used for financing activities of $164.5 million during 1999 resulted primarily from repurchases of common shares.

        In connection with the Renewal Rights Agreement, OneBeacon retained all of the existing liabilities, including loss and loss adjustment expense reserves, related to the transferred business. A large portion of the premiums associated with the business transferred to Liberty Mutual on November 1, 2001 were previously received and invested by OneBeacon whereas the related losses and loss adjustment expenses associated with such business have not yet been fully paid. As a result, OneBeacon's future payments of such losses and loss adjustment expenses are expected to result in sizable net uses of operating cash. However, the liquidation of OneBeacon's existing invested assets supporting such reserves is expected to result in sizable cash sources from investing activities.

Contractual Obligations and Covenants

        Set forth below is a schedule of our material contract obligations and commitments as of December 31, 2001:

	Due in One Year or Less	Due in Two Years	Due in Three Years	Due in Four Years	Due After Four Years	Total
	Millions
Debt	$358.4	$67.2	$69.6	$77.1	$553.1	$1,125.4
Preferred stock of subsidiaries	—	—	—	—	320.0	320.0
Operating leases	33.5	28.7	19.9	16.8	43.1	142.0

Total contractual obligations	$391.9	$95.9	$89.5	$93.9	$916.2	$1,587.4

        The Lehman Facility contains various affirmative, negative and financial covenants which are considered to be customary for such borrowings and include meeting certain minimum net worth and financial ratio standards. Failure to meet one or more of these covenants could result in an event of default which ultimately could accelerate required principal repayments. At December 31, 2001 we were in compliance with all of the covenants under the Lehman Facility, and we anticipate we will continue to meet the financial covenants under the Lehman Facility for the foreseeable future.

        There are no provisions within our leasing agreements that would trigger acceleration of future lease payments. (See notes 6, 10 and 18 to the consolidated financial statements included herein for additional information regarding the obligations and commitments listed above).

        We do not finance our operations through the securitization of our trade receivables, through special purpose entities or through synthetic leases. Further, we have not entered into any arrangement requiring us to guarantee payment of third party debt or to fund losses of an unconsolidated special purpose entity.

Critical Accounting Policies and Estimates

        Management's Discussion and Analysis of Financial Condition and Results of Operations discusses our consolidated financial statements, which have been prepared in accordance with GAAP. The financial statements presented herein include all adjustments considered necessary by management to fairly present the financial position, results of operations and cash flows of White Mountains. The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

        In the current year presentation of financial information, certain amounts in the prior period financial statements have been reclassified to conform with the current presentation. We have completed numerous significant transactions during the periods presented that have affected the comparability of the financial statement information presented herein.

        On an ongoing basis, we evaluate our estimates, including those related to loss and loss adjustment expense reserves, purchase accounting and related deferred credits and goodwill, reinsurance transactions and our pension benefit obligations. We base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

        We believe that our critical accounting policies affect the more significant estimates used in the preparation of our consolidated financial statements. The descriptions below are summarized and have been simplified for clarity. A more detailed description of the significant accounting policies used in preparing our financial statements is included in the notes to the consolidated financial statements.

Loss and loss adjustment expenses

        We must estimate insurance losses and loss adjustment expenses incurred to provide adequate loss reserves for the payment of insurance claims. The process of estimating loss and loss adjustment expenses involves a considerable degree of judgment by management, including issues as to an insured's liabilities, definitions of occurrence, scope of coverage, policy limits and application and interpretation of policy terms and exclusions. As a result, the ultimate amount of expense incurred could be considerably greater than or less than the amounts currently reflected in the financial statements.

Purchase accounting and related deferred credits and goodwill

        As of December 31, 2001, we had unamortized deferred credits and goodwill of $682.5 million and $22.3 million, respectively. Deferred credits represent the excess of the fair value of the net assets over the purchase price paid. Goodwill represents the excess of the purchase price over the fair value of the net assets of companies acquired. These deferred credits and goodwill resulted from our pre-July 1, 2001 acquisition activities which were accounted for in accordance with the treatment of a purchase business combination under Accounting Principles Board ("APB") No. 16, "Business Combinations". APB No. 16 calls for the net assets of the operations acquired to be recorded by us at their fair values on the date of acquisition.

        All acquisitions occurring subsequent to July 1, 2001 were accounted for under the purchase method of accounting in accordance with SFAS No. 141, "Business Combinations". Under this newly-issued accounting standard, we recognized a $16.6 million extraordinary gain during 2001 relating to two recent acquisitions and will fully recognize our existing unamortized deferred credit balance of $682.5 million on January 1, 2002 as a change in accounting principle.

        In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", effective January 1, 2002, we amortize our existing and prospective goodwill only when the asset acquired is deemed to have been impaired rather than systematically over a perceived period of benefit.

Reinsurance transactions

        Our insurance and reinsurance subsidiaries enter into reinsurance contracts from time to time to protect their businesses from losses due to poor risk diversification, to manage their operating leverage ratios and to limit ultimate losses arising from catastrophic events. Amounts related to reinsurance contracts are recorded in accordance with SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts".

        The collectibility of reinsurance recoverables is subject to the solvency of the reinsurers. We are selective in regard to our reinsurers, placing reinsurance with only those reinsurers with a strong financial condition, industry ratings and underwriting ability. We monitor the financial condition and ratings of our reinsurers on an ongoing basis.

Pension benefit obligations

        We have pension benefit obligations that are developed from external actuarial valuations. Inherent in these valuations and related net periodic costs or credits are key assumptions including discount rates, interest rates and expected future returns on plan assets. We are required to consider current market conditions, such as changes in relevant interest rates and anticipated future investment returns, in selecting these assumptions. Changes in the pension benefit obligations and the related net periodic costs or credits may occur in the future due to any variance of actual results from our assumptions and changes in the number of participating employees.

Market Risk

        Our consolidated balance sheet includes a substantial amount of assets and liabilities whose fair values are subject to market risk. The term market risk refers to the risk of loss arising from adverse changes in interest rates and other relevant market rates and prices. Due to our sizable balances of interest rate sensitive instruments, market risk can have a significant effect on our consolidated financial position.

Interest Rate Risk

        Fixed maturity portfolio.    In connection with our consolidated insurance and reinsurance subsidiaries, we invest in interest rate sensitive securities, primarily debt securities. Our strategy is to purchase fixed maturity investments that are attractively priced in relation to perceived credit risks. Our fixed maturity investments are held as available for sale in accordance with SFAS No. 115 whereby these investments are carried at fair value on the balance sheet with net unrealized gains or losses reported net of tax in a separate component of common shareholders' equity. We generally manage our interest rate risk associated with our portfolio of fixed maturity investments by monitoring the average duration of the portfolio which allows us to achieve an adequate yield without subjecting the portfolio to an unreasonable level of interest rate risk. Our fixed maturity portfolio is comprised of primarily investment grade corporate securities, United States government and agency securities, municipal obligations and mortgage-backed securities (e.g., those receiving a rating from the National Association of Insurance Commissioners of 1 or 2).

        Increases and decreases in prevailing interest rates generally translate into decreases and increases in fair values of fixed maturity investments, respectively. Additionally, fair values of interest rate sensitive instruments may be affected by the credit worthiness of the issuer, prepayment options, relative values of alternative investments, the liquidity of the instrument and other general market conditions.

        Indebtedness.    We utilized a significant amount of variable rate debt financing (the Lehman Facility and the Seller Note) in connection with the Acquisition. Increases and decreases in prevailing interest rates will translate into increases and decreases in the future interest expense associated with this indebtedness although the carrying value of such liabilities will not be affected. At December 31, 2001, we also had $5.1 million in fixed rate indebtedness outstanding which was prepaid in connection with the Acquisition by the Debt Escrow transaction; therefore, its fair value is not subject to future changes in prevailing interest rates.

        During 2001 we entered into a ten-year, $200.0 million notional interest rate swap and three separate three-year interest rate swaps at an aggregate $500.0 million notional with two large financial institutions. The interest rate swaps were undertaken to achieve a fixed interest rate on a portion of the Lehman Facility. Pursuant to SFAS No. 133, these contracts are carried at fair value on the balance sheet (which constituted an obligation by White Mountains of $4.9 million at December 31, 2001) with changes in their fair value reported directly through the income statement as they do not qualify for hedge accounting since their duration is dissimilar to that of the Lehman Facility.

        The table below summarizes the estimated effects of hypothetical increases and decreases in market interest rates on our fixed maturity portfolio and the interest rate swaps.

	Fair Value at December 31, 2001	Assumed Change in Relevant Interest Rate(1)	Estimated Fair Value After Change in Interest Rate	After Tax Increase (Decrease) in Carrying Value
	Dollars in Millions
Fixed maturity investments	$6,128.3	100 bp decrease	$6,379.9	$163.5
		100 bp increase	5,902.6	(146.7)
Interest rate swaps	$(4.9)	100 bp decrease	$(33.5)	$(18.6)
(carried in other investments)		100 bp increase	22.2	17.6

(1)
The relevant interest rate for the assumed change in our fixed income portfolio and interest rate swaps is predicated upon assumed changes in the three-year or the ten-year United States Treasury yield, depending on the duration of the contract.

Equity Price Risk

        The carrying values of our common equity securities and our other investments are based on quoted market prices or management's estimates of fair value (which is based, in part, on quoted market prices) as of the balance sheet date. Market prices of common equity securities, in general, are subject to fluctuations which could cause the amount to be realized upon sale or exercise of the instruments to differ significantly from the current reported value. The fluctuations may result from perceived changes in the underlying economic characteristics of the investee, the relative price of alternative investments, general market conditions and supply and demand imbalances for a particular security.

Foreign Currency Exchange Rates

        A small portion of our assets and liabilities are denominated in foreign currencies. Net unrealized foreign currency translation gains and losses are reported, after tax, as a net amount in a separate component of common shareholders' equity. Changes in the values of these assets and liabilities due to currency fluctuations, after tax, are reported on the income statement as a component of other comprehensive income. Our assets and liabilities denominated in foreign currency are not material.

KEY MANAGEMENT

        The following sets forth information regarding key members of our management team.

Name	Age	Position
John J. Byrne	69	Chairman and Chief Executive Officer
Raymond Barrette	51	Chairman, Managing Director and Chief Executive Officer of OneBeacon
John P. Cavoores	45	Managing Director, President and Chief Operating Officer of OneBeacon
Steven E. Fass	56	President and Chief Executive Officer of Folksamerica
John D. Gillespie	43	Managing Director of OneBeacon
K. Thomas Kemp	61	President

        John J. Byrne was appointed CEO of White Mountains in February 2002 and has served as our Chairman since 1985. Mr. Byrne formerly served as Chairman of the Board of Managers of OneBeacon from June 2001 to December 2001, as CEO of White Mountains from January 2000 to June 2001, as President and CEO of White Mountains from 1990 to 1997 and as CEO from 1985 to 1990. Mr. Byrne is a manager of OneBeacon and also serves as a director of Folksamerica, Financial Security Assurance, Overstock.com and as Chairman of Montpelier Re Holdings Ltd.

        Raymond Barrette has served as Managing Director and Chief Executive Officer of OneBeacon since June 2001, serving as Chairman of its Board of Managers since December 2001, and has been a director of White Mountains since 2000. Mr. Barrette formerly served as President of White Mountains from January 2000 to June 2001 and served as Executive Vice President and Chief Financial Officer of White Mountains from 1997 to 2000. He was formerly a consultant with Tillinghast-Towers Perrin from 1994 to 1996 and was with Fireman's Fund Insurance Company from 1973 to 1993. Mr. Barrette is also Chairman of Folksamerica and serves as a director of Montpelier Re Holdings Ltd.

        John P. Cavoores was appointed Managing Director, President and Chief Operating Officer of OneBeacon in December 2001 and formerly served as a Managing Director of Fund American from November 2000 to June 2001 and as a Managing Director of OneBeacon from June 2001 to December 2001. Prior to joining White Mountains in 2001, Mr. Cavoores served as Chief Underwriting Officer of worldwide specialty business at Chubb Corporation. Mr. Cavoores was with Chubb since 1981. Mr. Cavoores is a member of OneBeacon.

        Steven E. Fass has been a director of White Mountains since 2000. Mr. Fass has served as President and Chief Executive Officer of Folksamerica and its subsidiaries including Folksamerica Reinsurance Company since 1984. He joined Folksamerica as its Vice President, Treasurer and Chief Financial Officer in 1980. Mr. Fass is also a director of Folksamerica.

        John D. Gillespie has served as Managing Director of OneBeacon since June 2001 and has been a director of White Mountains since 1999. Mr. Gillespie's functions include that of Chief Investment Officer of OneBeacon. He is also the founder and Managing Partner of Prospector Partners, LLC, in Guilford, Connecticut. Prior to forming Prospector, Mr. Gillespie was President of the T. Rowe Price Growth Stock Fund and the New Age Media Fund, Inc. Mr. Gillespie is a member of OneBeacon and serves also as a director of Folksamerica and Montpelier Re Holdings Ltd.

        K. Thomas Kemp has served as President of White Mountains since June 2001 and has been a director since 1994. Mr. Kemp previously served as Deputy Chairman from January 2000 to June 2001 and as White Mountains' President and CEO from 1997 to 2000 and served as Executive Vice President from 1993 to 1997 and its Vice President, Treasurer and Secretary from 1991 to 1993. Mr. Kemp is also a director of Fund American Reinsurance Company, Ltd., Folksamerica, Main Street America Holdings, Inc. and Amlin plc and the Chief Financial Officer of Montpelier Re.

PRINCIPAL AND SELLING SHAREHOLDER

        The selling shareholder will receive all of the net proceeds from any sales of its common shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of these common shares. We will pay the expenses of registration of the sale of these common shares.

        The following table provides certain information regarding the beneficial ownership of our common shares as of May 14, 2002, and as adjusted to reflect the sale of common shares offered in this prospectus (i) by each person known to us to own beneficially more than 5% of the outstanding common shares, (ii) by each of our directors, (iii) by certain named executive officers below, (iv) by all of our current directors and executive officers as a group and (v) by the selling shareholder.

	Shares Beneficially Owned Prior to Offering(1)			Shares Beneficially Owned After Offering
Name and Address (2)			Shares Being Offered
	Number	Percent		Number	Percent
Berkshire Hathaway Inc (3) 1440 Kiewit Plaza Omaha, NE 68131	1,714,285	17.1%	—	1,714,285
Franklin Mutual Advisers LLC (4) 51 JFK Parkway Short Hills, NJ 07078	1,184,167	14.3%	—	1,184,167
John J. Byrne (5)	1,150,101	13.9%	—	1,150,101
Raymond Barrette (6)	29,384	*	—	29,384
Mark J. Byrne	196,031	2.4%	—	196,031
Patrick M. Byrne	236,008	2.8%	—	236,008
Howard L. Clark, Jr.	1,000	*	—	1,000
Robert P. Cochran	25,000	*	—	25,000
Steven E. Fass (7)	5,315	*	—	5,315
George J. Gillespie, III	1,000	*	—	1,000
John D. Gillespie (8)	101,676	1.2%	—	101,676
K. Thomas Kemp	93,141	1.1%	—	93,141
Gordon S. Macklin	15,000	*	—	15,000
Frank A. Olson	3,000	*	—	3,000
James J. Ritchie	2	*	—	2
Joseph S. Steinberg	—	*	—	—
Arthur Zankel	11,600	*	—	11,600
All directors and executive officers as a group (18 persons)(9)	1,873,762	22.6%	—	1,873,762
Selling Shareholder:
Fairfax Financial Holdings LTD (10) 95 Wellington St. West #800 Toronto Ontario M5J 2N7	200,000	2.4%	200,000	—

*
Less than one percent of the outstanding common shares

(1)
Represents the percentage of total common shares outstanding at March 22, 2002 for all holders shown above except Berkshire Hathaway Inc. For Berkshire, see note 3.

(2)
Unless otherwise indicated, the address of each beneficial owner is c/o White Mountains Insurance Group, Ltd., 28 Gates Street, White River Junction, Vermont 05001-7066.

(3)
The 1,714,285 common shares shown as beneficially owned by Berkshire represent the common shares issuable upon the exercise of warrants to acquire common shares which are currently exercisable. Berkshire cannot vote the common shares underlying the warrants until they are exercised. National Indemnity and General Reinsurance, which provide substantial reinsurance in connection with our acquisition of OneBeacon and otherwise, are wholly-owned subsidiaries of Berkshire. See "Business—OneBeacon."

(4)
The 1,184,167 common shares beneficially owned by Franklin Mutual Advisers LLC are held in a number of separate funds and are managed by portfolio management teams responsible for each fund.

(5)
Includes 650,000 common shares owned directly by the Jack Byrne 2001 GRAT No. 1 which are deemed to be indirectly beneficially owned by Mr. Byrne. Does not include 25,000 unearned restricted common shares and 53,863 common shares contributed to trusts and charitable foundations for which Mr. Byrne disclaims beneficial ownership, but for which his spouse retains voting power.

(6)
Includes vested and unexercised options to acquire 1,465 common shares. Excludes unearned restricted common shares.

(7)
Includes vested and unexercised options to acquire 1,800 common shares. Excludes unearned restricted common shares.

(8)
Includes 100,000 common shares owned by various funds of Prospector Partners LLC in which Mr. Gillespie is either general manager or investment manager. Mr. Gillespie disclaims beneficial ownership of such common shares owned by Prospector, except to the extent of his pecuniary interest in such funds.

(9)
Includes, in addition to the listed directors and executive officers, common shares owned by: (i) John P. Cavoores, OneBeacon's president and chief operating officer who became an executive officer in February 2002, (ii) Dennis P. Beaulieu, the company's treasurer and corporate secretary, and (iii) J. Brian Palmer, the company's chief accounting officer. Messrs. Beaulieu and Palmer were executive officers during 2001.

(10)
Fairfax Financial Holdings Limited ("Fairfax") is a financial services holding company. The principal office address of Fairfax is 95 Wellington Street West, Suite 800, Toronto, Ontario, Canada, M5J 2N7. The Sixty Two Investment Company Limited ("Sixty Two"), a company controlled by V. Prem Watsa, Chairman and Chief Executive Officer of Fairfax, owns subordinate and multiple voting shares representing 53.4% of the total votes attached to all classes of shares of Fairfax. Mr. Watsa himself beneficially owns and controls additional subordinate voting shares which, together with the shares owned by Sixty Two, represent 53.9% of the total votes attached to all classes of Fairfax's shares.

DESCRIPTION OF OUR COMMON SHARES

        The summary of the terms of our common shares set forth below does not purport to be complete and is qualified in its entirety by reference to our memorandum of continuance and bye-laws.

Authorized Share Capital

        Our memorandum of continuance and the bye-laws provide that our authorized common share capital is limited to 50,000,000 common shares, par value U.S. $1.00 per share and 20,000,000 preference shares having a par value of U.S. $1.00 per share.

Voting

        The holders of common shares are entitled to one vote per share except as restricted by the voting limitation described below (subject to the rights of the holders of any other class of shares that may be issued). All actions submitted to a vote of shareholders shall be voted on by the holders of common shares, voting together as a single class, except as provided by law.

        With respect to the election of directors, each holder of common shares entitled to vote at the election has the right to vote, in person or by proxy, the number of shares held by him or her for as many persons as there are directors to be elected and for whose election that holder has a right to vote. The directors are divided into three classes, with only one class standing for election each year. Those nominees receiving the highest number of votes, up to the number of directors elected, shall be deemed elected.

        The bye-laws contain a provision limiting the voting rights of any person who beneficially owns (directly, indirectly or constructively under the Internal Revenue Code) 10% or more of the common shares to 9.9%. This 9.9% voting limitation provision will not be applicable to John J. Byrne, any foundation or trust established by John J. Byrne, Patrick M. Byrne (his son and one of the company's directors) and/or any affiliate or associate of any of them or any group of which any of them is a part (each of them, a "Byrne Entity") with respect to any matter submitted to shareholders other than with respect to the election of directors.

        In addition, the bye-laws contain a provision limiting the voting rights of any group (defined as two or more persons acting as a partnership, syndicate or other group for the purpose of acquiring, holding or disposition of the relevant securities) which beneficially owns 10% or more of the shares to 9.9%, except that this provision will not restrict (a) any Byrne Entity or (b) any person or group that the board of directors, by the affirmative vote of at least 75% of the entire board of directors, may exempt from this provision.

        The bye-laws also contain a provision limiting the voting rights of any person to a reduced percentage who, at his or her election, notifies the board of directors to the percentage designated by such person (subject to acceptance of such cut-back by the board in its sole discretion) so that (and to the extent) such person may meet any applicable insurance or other regulatory requirement or voting threshold or limitation that may be applicable to such person or to evidence that such person's voting power is no greater than such threshold.

Dividends

        Holders of common shares are entitled to participate, on a share-for-share basis, with the holders of any other common shares outstanding, with respect to any dividends declared by our board of directors. Dividends will generally be payable in U.S. dollars.

Liquidation

        On a liquidation of White Mountains, holders of common shares are entitled to receive any assets remaining after the payment of our debts and the expenses of the liquidation, subject to such special rights as may be attached to any other class of shares.

Redemption

        We are entitled to redeem common shares from a shareholder at fair market value if our board of directors determines that common share ownership by that shareholder may result in adverse tax, regulatory or legal consequences to us, any of our subsidiaries or any of the holders of common shares.

Variation Of Rights

        Under the bye-laws, if at any time our share capital is divided into different classes of shares, the rights attached to any class (unless otherwise provided by the terms of the issue of the shares of that class) may be varied with the consent in writing of the holders of a majority of the issued shares of that class or with the sanction of a resolution passed at a separate general meeting of the holders of the shares of that class.

Change of Control

        Bermuda law permits an amalgamation between two or more Bermuda companies, or between one or more Bermuda exempted companies and one or more foreign corporations, subject, unless the bye-laws otherwise provide, to obtaining a majority vote of three-fourths of the shareholders of each of the companies, and of each class of shares entitled to vote separately as a class at such a meeting, present and voting in person or by proxy at a meeting called for that purpose. Unless the bye-laws otherwise provide, Bermuda law also requires that the quorum at the meetings be at least two persons holding or representing by proxy one-third of the issued shares of the company or the class. Each share carries the right to vote in respect of an amalgamation, whether or not it otherwise carries the right to vote.

        Except as set forth in the next paragraph, the bye-laws provide that any amalgamation approved by two-thirds of our board of directors shall only require approval by a majority of the voting power held by the shareholders present at a meeting of the shareholders.

        Our bye-laws generally prohibit us from engaging in a "business combination" with an "interested shareholder" for a period of three years after the time of the transaction in which the person became an interested shareholder, unless:

(1)
prior to that time, the board of directors approves the transaction or the business combination;

(2)
upon consummation of the transaction which resulted in the shareholder becoming an interested shareholder, the interested shareholder owned at least 85% of the outstanding voting stock, excluding for purposes of determining the number of shares outstanding, shares owned by directors who are also officers and by certain employee plans; or

(3)
on or after that time the board of directors and the shareholders by an affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested shareholder approve the transaction.

The definition of "business combinations" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested shareholder. An "interested shareholder" is a person who, together with affiliates and associates, owns or, within three years, did own 15% or more of our voting stock. However, the bye-laws provide that each Byrne Entity is excepted from being an "interested shareholder".

        Bermuda law also provides that where an offer is made for shares in a company by another company and, within four months of the offer, the holders of at least 90% in value of the shares which are the subject of the offer (other than shares already held by or on behalf of the offeror) accept, the offeror may by notice, given within two months after such approval is obtained, require any non-tendering shareholder to transfer their shares on the terms of the offer. Dissenting shareholders may apply to a court within one month of notice objecting to the transfer and the court may make any order it thinks fit. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

BERMUDA TAXATION

        Under current Bermuda law, there is no income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by us or our shareholders, other than shareholders ordinarily resident in Bermuda. We have received an assurance from the Bermuda Minister of Finance under The Exempted Undertakings Tax Protection Act, 1966 of Bermuda that in the event Bermuda enacts any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then that tax will not apply to us, or to any of our operations or our shares, debentures or other obligations, until March 28, 2016. This assurance will not prevent the application of any of those taxes to persons ordinarily resident in Bermuda or to any land in Bermuda owned or leased by us.

U.S. FEDERAL INCOME TAX CONSEQUENCES

        The following discussion sets forth the material U.S. federal income tax consequences to U.S. Holders (as defined below) with respect to the ownership and disposition of our common shares.

        This discussion does not purport to be a comprehensive description of all of the tax considerations that may be relevant to you as an owner of our common shares. In particular, this discussion deals only with holders who hold our common shares as capital assets. This discussion does not address the tax treatment of the ownership and disposition of our common shares under applicable state or local tax laws or the laws of any jurisdiction other than the United States.

        In addition, this summary does not address federal alternative minimum tax consequences and does not address all aspects of U.S. federal income taxation that may be applicable to you in light of your particular circumstances. This summary also does not apply to you if you are subject to special treatment under U.S. federal income tax law including if:

  •
  you are a securities dealer, financial institution, insurance company, partnership or other entity classified as a partnership for U.S. federal income tax purposes, or tax exempt organization;

  •
  you own (directly or indirectly) 10% or more of the voting power of our stock;

  •
  you are holding shares as part of a hedging or larger integrated financial or conversion transaction;

  •
  your functional currency is a currency other than the U.S. dollar; or

  •
  you are holding shares pursuant to selected retirement plans, pursuant to the exercise of employee stock options or otherwise as compensation.

WE URGE YOU TO CONSULT YOUR OWN TAX ADVISORS REGARDING YOUR PARTICULAR TAX CONSEQUENCES.

        This discussion is based on current provisions of the Internal Revenue Code, current and proposed Treasury regulations, and administrative and judicial interpretations as of the date of this prospectus, all of which are subject to change or reinterpretation by the Treasury or courts, possibly on a retroactive basis.

        You are a "U.S. Holder" if you are a beneficial owner of our common shares who is:

  •
  a citizen or resident of the United States,

  •
  a corporation created or organized in or under the laws of the United States or any State thereof,

  •
  an estate, the income of which is subject to U.S. federal income tax regardless of its source, or

  •
  a trust, if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust.

Taxation of Distributions

        Distributions that we make on our common shares will generally be taxed as ordinary income to you to the extent that they are paid out of our current or accumulated earnings and profits. To the extent that the amount of any distribution that we make exceeds our current and accumulated earnings and profits for a taxable year, the excess will first be treated as a tax-free return of capital, causing a reduction in your adjusted basis in our common shares. This will increase the amount of gain, or decrease the amount of loss, that you will recognize when you dispose of our common shares. The balance of the excess, if any, will be taxed as capital gain. We believe that we are currently a "U.S.-owned foreign corporation" for U.S. federal income tax purposes. As such, almost all dividend income you receive from us will be U.S. source for foreign tax credit purposes. Dividends that we pay will not qualify for the dividends received deduction otherwise generally available to corporate shareholders, except to the extent that the dividends are paid from earnings and profits accumulated prior to the Redomestication.

Sale or Other Disposition

        You generally will recognize taxable gain or loss on any sale or other disposition of our common shares in an amount equal to the difference between the amount realized on the disposition of our common shares and your basis in the common shares. This gain or loss will be capital gain or loss and will generally be treated as U.S. source for foreign tax credit purposes.

Passive Foreign Investment Company Rules

        A foreign corporation will constitute a "passive foreign investment company" or "PFIC" with respect to a taxable year if 75% or more of its gross income for that taxable year consists of passive income, or 50% or more of its average assets, measured by value, held during that taxable year consists of passive assets. A U.S. Holder treated as owning PFIC stock is subject to special rules that are generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that the holder could derive from investing in a foreign investment company that does not distribute all of its earnings on a current basis. If we are or become a PFIC, then unless you make either a "qualified electing fund" election or a "mark-to-market" election, you generally will be subject to tax upon the disposition of our appreciated shares or upon certain distributions as if the gain or distribution were ordinary income earned ratably over your holding period of our common shares. In taxable years other than the year of the distribution or disposition of our common shares or any taxable year before we became a PFIC, you will be subject to tax at the highest rate applicable to you and you will be subject to an interest charge on the deferred tax. We believe we are not a PFIC.

        Should we determine that we are a PFIC in any taxable year, we intend to provide you with all the information you need to make a timely qualified electing fund election for that taxable year.

Controlled Foreign Corporation Rules

        Special U.S. federal income tax rules apply to certain holders in a foreign corporation classified as a "controlled foreign corporation" or "CFC". A foreign corporation will not constitute a CFC unless 10% Voting U.S. Shareholders (as defined below) collectively own more than 50% (more than 25% in the case of an insurance company) of the total combined voting power or total value of the corporation's stock. Any U.S. person owning, directly or indirectly through foreign persons, or is considered to own (by application of certain constructive ownership rules) 10% or more of the total combined voting power of all classes of stock of a foreign corporation will be considered to be a 10% Voting U.S. Shareholder. Based on our current ownership and the bye-law provisions limiting voting rights, we believe that we are not a CFC.

Foreign Personal Holding Company and Personal Holding Company Rules

        Special U.S. federal income tax rules apply to a holder of stock of a "foreign personal holding company" or "FPHC" and to the U.S. source income of a foreign corporation that is a "personal holding company" or "PHC". A foreign corporation will not constitute a FPHC, unless five or fewer individuals who are U.S. citizens or residents own, directly or indirectly, more than 50% of the voting power or the value of its shares. A corporation will not constitute a "personal holding company" unless five or fewer individuals own, directly or indirectly, more than 50% of the value of its shares. Based upon our current ownership, we believe we are not a FPHC or PHC.

Foreign Investment Company Rules

        Special rules also apply to treat as ordinary income gain realized on the sale of shares of a "foreign investment company." We believe that due to the way we conduct our business we are not a "foreign investment company."

Related Person Insurance Income Rules

        Special provisions of the Internal Revenue Code apply to foreign insurance companies that have "related person insurance income" (essentially investment income and premium income from insuring or reinsuring risks of certain U.S. persons). Based on our current ownership and the way we conduct our business, we believe that no premium income of ours or of any foreign subsidiary will be taxed as "related person insurance income."

U.S. Backup Withholding Tax and Information Reporting

        Generally, a "backup" withholding tax of up to 30% and information reporting requirements will apply to dividends paid to you on our common shares if you are a non-corporate U.S. holder, and you fail to provide a correct taxpayer identification number and other information or you fail to comply with certain other requirements. The proceeds from your sale of our common shares will be subject to U.S. backup withholding tax and information reporting, unless you have provided the required certification or have otherwise established an exemption.

        You can establish an exemption from the imposition of backup withholding tax by providing a duly completed IRS Form W-9 to your broker or paying agent, reporting your taxpayer's identification number (which, if you are an individual, is your social security number) or by otherwise establishing your corporation or exempt status.

        Any amounts withheld under the backup withholding tax rules from a payment to you will be allowed as a refund or a credit against your U.S. federal income tax, provided that the required information is furnished to the IRS.

UNDERWRITERS

        Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Banc of America Securities LLC, Credit Suisse First Boston Corporation, Lehman Brothers Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we and the selling shareholder have agreed to sell them, severally, the number of common shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Banc of America Securities LLC
Credit Suisse First Boston Corporation
Lehman Brothers Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total	1,200,000

        The underwriters are offering the common shares subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligation of the underwriters to pay for and accept delivery of the common shares offered by this prospectus is subject to, among other things, the approval of certain legal matters by their counsel and certain other conditions. The underwriters are obligated to take and pay for all the common shares offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters propose initially to offer part of the common shares directly to the public at the public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                              a share under the public offering price. After the initial offering of the common shares, the offering price and other selling terms may from time to time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of 150,000 additional common shares at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the common shares offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional common shares as the number listed next to the underwriter's name in the preceding table bears to the total number of common shares listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $                  , the total underwriters' discounts and commissions would be $                  and the total proceeds to us would be $                  .

        Each of us, our executive officers, directors, the selling shareholder and certain shareholders has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, we, he or she will not, during the period ending 90 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any common shares or any securities convertible into or exercisable or exchangeable for common shares; or

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common shares;

whether any transaction described above is to be settled by delivery of our common shares or such other securities, in cash or otherwise. The restrictions described in this paragraph do not apply to, among other things:

  •
  the sale of common shares to the underwriters;

  •
  the issuance by us of common shares upon the exercise of an option or warrant or the conversion of a security outstanding on the date of this prospectus or with respect to awards under our equity incentive plan outstanding on the date of this prospectus;

  •
  transactions by any person other than us relating to common shares or other securities acquired in open market transactions after the completion of this offering; or

  •
  transfers to affiliates, provided that any such affiliate agrees to be bound by the 90-day lock-up described above and subject to certain other conditions.

        In order to facilitate the offering of the common shares, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common shares. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common shares in the open market after pricing that could adversely affect investors who purchase in the offering. As an additional means of facilitating the offering, the underwriters may bid for, and purchase, common shares in the open market to stabilize the price of the common shares. The underwriting syndicate may also reclaim selling concessions allowed to an underwriter or a dealer for distributing the common shares in the offering, if the syndicate repurchases previously distributed common shares to cover syndicate short positions or to stabilize the price of the common shares. These activities may raise or maintain the market price of the common shares above independent market levels or prevent or retard a decline in the market price of the common shares. The underwriters are not required to engage in these activities and may end any of these activities at any time.

        We and the underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        The underwriters or their affiliates have provided and may in the future continue to provide investment banking and other financial services for us and the selling shareholder in the ordinary course of business. In particular, Lehman Brothers Inc. arranged a credit facility used in connection with the acquisition of OneBeacon under which Lehman Commercial Paper Inc., an affiliate of Lehman Brothers Inc., and Bank of America, N.A., an affiliate of Banc of America Securities LLC, are lenders, see "Management Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—The OneBeacon Acquisition and Associated Capital Raising Activities." The underwriters and their affiliates have received, and may in the future receive, customary fees and commissions for their services.

LEGAL MATTERS

        Certain legal matters with respect to United States and New York law will be passed upon for us by Cravath, Swaine & Moore, New York, New York. Certain legal matters with respect to Bermuda law will be passed upon for us by Conyers Dill & Pearman. The underwriters have been represented by Davis Polk & Wardwell, New York, New York.

EXPERTS

        The consolidated financial statements and related financial statement schedules of White Mountains Insurance Group, Ltd. as of December 31, 2001 and 2000 and for each of the three years in the period ended December 31, 2001 included and incorporated by reference in this Prospectus, and the consolidated financial statements of CGU Corporation as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 incorporated in this Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        White Mountains files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room at the following location:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

        Please call the SEC at 1-800-SEC-0330 for further information on the operations of the public reference room. Our SEC filings are also available to the public at the SEC's web site at http://www.sec.gov and at the public reference room of the New York Stock Exchange, 20 Broad Street, New York, New York. You may also obtain more information by visiting our web site at http://www.whitemountains.com. The information on our web site is not part of this prospectus.

        Some documents we have filed or will file with the SEC, including all documents we file pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the completion of this offering, are incorporated by reference into this prospectus. The information contained in those documents is considered to be part of this prospectus, except that the information contained in later-dated documents will supplement, modify or supersede, as applicable, the information contained in earlier-dated documents.

        The information in the following documents that we have filed or will file with the SEC is incorporated by reference into this prospectus:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2001;

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2002;

  •
  Our Current Reports on Forms 8-K dated June 1, 2001 (filed November 7, 2001); November 1, 2001 (filed May 15, 2002); and Form 8-K/A dated June 1, 2001 (filed June 25, 2001);

  •
  Our Proxy Statement for our 2002 Annual Meeting on Schedule 14A filed April 1, 2002; and

  •
  The description of our common shares in Form 8-A filed December 16, 1999.

        The statements contained in this prospectus regarding the provisions of any other document are not necessarily complete. Accordingly, each of these statements is qualified in its entirety by reference to the copy of that document filed with the SEC.

        You may obtain without charge a copy of any of the documents incorporated by reference into this prospectus, except for any exhibits to those documents that are not expressly incorporated by reference, from us. Any request for those documents should be directed to our Corporate Secretary at one of the following addresses or telephone numbers:

28 Gates Street White River Junction, Vermont 05001-7066 (802) 295-4500	Suite 224 12 Church Street Hamilton HM 11, Bermuda (Bermuda mailing address)
Crawford House 23 Church Street Hamilton HM 11, Bermuda (Bermuda street address)
(441) 296-6011

ENFORCEMENT OF JUDGMENTS AND OTHER MATTERS

        White Mountains is organized under the laws of Bermuda. In addition, some of our directors and officers, as well as some of the experts named in this prospectus, reside outside of the United States. A substantial portion of our and their assets are located outside of the United States. It may be difficult for you to effect service of process within the United States on White Mountains' directors, officers and experts who reside outside the United States or to enforce in the U.S. judgments of U.S. courts obtained in actions against White Mountains or its directors and officers, as well as the experts named in this prospectus who reside outside the United States. White Mountains has irrevocably agreed that it may be served with process with respect to actions based on offers and sales of securities made in the United States by having CSC United States Corporation Company, 1013 Centre Road, Wilmington, Delaware 19805, be its United States agent appointed for that purpose.

        We have been advised by Conyers Dill & Pearman, our Bermuda counsel, that there is doubt as to whether the courts of Bermuda would enforce judgments of U.S. courts obtained in actions against us or our directors and officers, as well as the experts named herein, who reside outside the United States predicated upon the civil liability provisions of the U.S. federal securities laws or original actions brought in Bermuda against us or such persons predicated solely upon U.S. federal securities laws. We have also been advised by Conyers Dill & Pearman that there is no treaty in effect between the United States and Bermuda providing for such enforcement, and there are grounds upon which Bermuda courts may not enforce judgments of U.S. courts. Some remedies available under the laws of U.S. jurisdictions, including some remedies available under the U.S. federal securities laws, may not be allowed in Bermuda courts as contrary to that jurisdiction's public policy.

        We have obtained consent for the issue and transfer of the common shares to and between non-residents of Bermuda for exchange control purposes from the Bermuda Monetary Authority as required by the Exchange Control Act 1972 of Bermuda and related regulations, subject to the condition that the common shares shall be listed on the New York Stock Exchange. In addition, we have delivered a copy of this prospectus to the Registrar of Companies in Bermuda for filing pursuant to the Companies Act 1981 of Bermuda. However, the Bermuda Monetary Authority and the Registrar of Companies in Bermuda accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.

WHITE MOUNTAINS INSURANCE GROUP, LTD.
Index to Consolidated Financial Statements and Financial Statement Schedules

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders
of White Mountains Insurance Group, Ltd.:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, common shareholders' equity, and cash flows present fairly, in all material respects, the financial position of White Mountains Insurance Group, Ltd. and subsidiaries (the "Company") at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

        As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for business combinations in 2001.

/s/ PricewaterhouseCoopers LLP
Boston, Massachusetts
April 1, 2002

WHITE MOUNTAINS INSURANCE GROUP, LTD.

CONSOLIDATED BALANCE SHEETS

	December 31,
	2001	2000
	Dollars in millions, except share amounts
Assets
Fixed maturity investments, at fair value (cost $6,156.5 and $1,063.0)	$6,128.3	$1,078.6
Short-term investments, at amortized cost (which approximated fair value)	2,545.8	735.9
Common equity securities, at fair value (cost $155.1 and $127.5)	173.6	144.8
Other investments (cost $150.0 and $117.3)	158.0	142.9

Total investments	9,005.7	2,102.2
Cash	67.4	4.4
Reinsurance recoverable on paid and unpaid losses	4,342.0	777.2
Insurance and reinsurance balances receivable	1,062.0	105.7
Deferred tax asset	696.4	105.1
Deferred acquisition costs	313.3	27.2
Investments in unconsolidated insurance affiliates	311.1	130.6
Investment income accrued	99.9	20.1
Goodwill	22.3	25.4
Other assets	572.7	247.3

Total assets	$16,492.8	$3,545.2

Liabilities
Loss and loss adjustment expense reserves	$9,527.6	$1,556.3
Unearned insurance and reinsurance premiums	1,814.5	182.0
Debt	1,125.4	96.0
Deferred credits	682.5	92.2
Funds held under reinsurance treaties	361.7	420.0
Other liabilities	1,366.2	152.2

Total liabilities	14,877.9	2,498.7

Minority interest—mandatorily redeemable preferred stock of subsidiaries	170.3	—

Common shareholders' equity
Common Shares at $1 par per share—authorized 50,000,000 Common Shares, issued and outstanding 8,264,681 and 5,880,115 Common Shares	8.3	5.9
Paid-in surplus	1,098.3	66.2
Retained earnings	355.1	927.5
Accumulated other comprehensive income, after tax	4.4	46.9
Unearned compensation—Restricted Share awards	(21.5)	—

Total common shareholders' equity	1,444.6	1,046.5

Total liabilities, minority interest and common shareholders' equity	$16,492.8	$3,545.2

See Notes to Consolidated Financial Statements including Note 18 for Commitments and Contingencies.

WHITE MOUNTAINS INSURANCE GROUP, LTD.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

	Year Ended December 31,
	2001	2000	1999
	Millions, except per share amounts
Revenues:
Earned insurance and reinsurance premiums	$2,656.1	$334.4	$283.2
Net investment income	284.5	85.9	61.9
Net gains (losses) on investments	173.1	(8.8)	69.6
Amortization of deferred credits and other benefits	91.6	41.4	25.8
Net gains on sales of subsidiaries and other assets	20.2	386.2	103.9
Other revenue	8.1	9.1	34.8

Total revenues	3,233.6	848.2	579.2

Expenses:
Losses and loss adjustment expenses	2,493.9	287.7	242.3
Insurance and reinsurance acquisition expenses	584.3	101.1	73.4
General and administrative expenses	417.1	87.9	87.3
Share appreciation expense for Series B Warrants	58.8	—	—
Accretion of fair value adjustment to loss and loss adjustment expense reserves	56.0	—	—
Interest expense	45.7	16.1	14.7

Total expenses	3,655.8	492.8	417.7

Pretax earnings (loss)	(422.2)	355.4	161.5
Tax benefit (provision)	174.3	(42.5)	(53.1)

Net income (loss) before minority interest and extraordinary items	(247.9)	312.9	108.4
Accretion of preferred stock of subsidiaries to face value	(5.1)	—	—
Dividends on preferred stock of subsidiaries	(18.1)	—	—

Net income (loss) from continuing operations	(271.1)	312.9	108.4
Net income from discontinued operations	—	95.0	12.6

Net income (loss) before extraordinary items	(271.1)	407.9	121.0
Excess of fair value of acquired net assets over cost	16.6	—	—
Loss on early extinguishment of debt	(4.8)	—	—

Net income (loss)	(259.3)	407.9	121.0

Net change in unrealized gains for investments held	(4.5)	56.3	(73.7)
Net change in foreign currency translation	(2.0)	(.7)	.9
Recognition of net unrealized gains for investments sold	(36.0)	(15.9)	(45.2)

Comprehensive net income (loss)	$(301.8)	$447.6	$3.0

Computation of net income (loss) available to common shareholders:
Net income (loss)	$(259.3)	$407.9	$121.0
Redemption value adjustment—Convertible Preference Shares	(305.1)	—	—
Dividends on Convertible Preference Shares	(.3)	—	—

Net income (loss) available to common shareholders	$(564.7)	$407.9	$121.0

Basic earnings per share:
Net income (loss) from continuing operations	$(86.52)	$53.08	$19.25
Net income (loss)	(84.75)	69.19	21.50
Diluted earnings per share:
Net income (loss) from continuing operations	$(86.52)	$52.84	$17.66
Net income (loss)	(84.75)	68.89	19.73

See Notes to Consolidated Financial Statements.

WHITE MOUNTAINS INSURANCE GROUP, LTD.

CONSOLIDATED STATEMENTS OF COMMON SHAREHOLDERS' EQUITY

	Total	Common Shares and paid-in surplus	Retained earnings	Common Shares in treasury	Accumulated other comprehensive income	Unearned compensation
	Millions
Balances at January 1, 1999	$702.5	$385.1	$1,063.2	$(871.0)	$125.2	$—

Net income	121.0	—	121.0	—	—	—
Net unrealized investment losses	(118.9)	—	—	—	(118.9)	—
Foreign currency translation adjustments	.9	—	—	—	.9	—
Dividends declared to common shareholders	(8.8)	—	(8.8)	—	—	—
Issuances of Common Shares	57.1	—	(58.8)	115.9	—	—
Repurchases and retirements of Common Shares	(139.5)	(312.2)	(582.4)	755.1	—	—

Balances at December 31, 1999	614.3	72.9	534.2	—	7.2	—

Net income	407.9	—	407.9	—	—	—
Net unrealized investment gains	40.4	—	—	—	40.4	—
Foreign currency translation adjustments	(.7)	—	—	—	(.7)	—
Dividends declared to common shareholders	(7.1)	—	(7.1)	—	—	—
Repurchases and retirements of Common Shares	(8.3)	(.8)	(7.5)	—	—	—

Balances at December 31, 2000	1,046.5	72.1	927.5	—	46.9	—

Net loss	(259.3)	—	(259.3)	—	—	—
Net unrealized investment losses	(40.5)	—	—	—	(40.5)	—
Foreign currency translation adjustments	(2.0)	—	—	—	(2.0)	—
Dividends on Convertible Preference Shares	(.3)	—	(.3)	—	—	—
Dividends declared to common shareholders	(5.9)	—	(5.9)	—	—	—
Issuances of Common Shares	779.6	779.6	—	—	—	—
Redemption value adjustment—Convertible Preference Shares	(305.1)	—	(305.1)	—	—	—
Repurchases and retirements of Common Shares	(1.9)	(.1)	(1.8)	—	—	—
Issuance of Warrants	213.6	213.6	—	—	—	—
Issuance of unearned Restricted Shares	—	31.9	—	—	—	(31.9)
Amortization of earned Restricted Shares	10.4	—	—	—	—	10.4
Accrued Option expense	9.5	9.5	—	—	—	—

Balances at December 31, 2001	$1,444.6	$1,106.6	$355.1	$—	$4.4	$(21.5)

See Notes to Consolidated Financial Statements.

WHITE MOUNTAINS INSURANCE GROUP, LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
	2001	2000	1999
	Millions
Net (loss) income	$(259.3)	$407.9	$121.0
Reconciliation of net income to cash flows from operating activities:
Dividends on preferred stock of subsidiaries	18.1	—	—
Excess of fair value of acquired net assets over cost	(16.6)	—	—
Loss on early extinguishment of debt	4.8	—	—
Share appreciation expense for Series B Warrants	58.8	—	—
Accretion of fair value adjustment to loss and loss adjustment expenses reserves	56.0	—	—
Share appreciation expense for Options and Restricted Shares	20.0	—	—
Net income from discontinued operations	—	(95.0)	(12.6)
Net gains on sales of subsidiaries and other assets	(20.2)	(386.2)	(103.9)
Net (gains) losses on investments	(173.1)	8.8	(69.6)
Amortization of deferred credits and other benefits	(91.6)	(41.4)	(25.8)
Deferred income tax (benefit) expense	(186.0)	(18.1)	38.7
Net change in other operating items:
Net change in reinsurance recoverable on paid and unpaid losses	(1,410.1)	(367.2)	5.7
Net change in insurance loss and loss adjustment expense reserves	1,500.4	(72.4)	(69.2)
Net change in funds held and insurance and reinsurance premiums receivable	331.8	432.8	28.9
Net change in unearned insurance and reinsurance premiums	(247.0)	(19.9)	(7.8)
Net change in other assets and liabilities, net	113.3	36.7	(113.7)

Net cash used for operating activities	(300.7)	(114.0)	(208.3)

Cash flows from investing activities:
Net (increase) decrease in short-term investments	(979.2)	(614.6)	75.5
Sales of common equity securities and other investments	246.9	204.0	256.4
Sales of fixed maturity investments	7,603.6	315.1	237.7
Maturities of fixed maturity investments	1,121.1	63.0	36.0
Purchases of common equity securities and other investments	(233.8)	(205.6)	(71.1)
Purchases of fixed maturity investments	(6,897.3)	(159.0)	(89.4)
Purchases of consolidated and unconsolidated affiliates	(1,979.8)	60.1	(234.3)
Proceeds from sales of consolidated and unconsolidated affiliates	23.6	570.4	144.5
Net (purchases) sales of fixed assets	(7.7)	1.0	(1.0)

Net cash (used for) provided from investing activities	(1,102.6)	234.4	354.3

Cash flows from financing activities:
Issuances of debt	832.0	15.0	100.0
Repayments of debt	(103.9)	(119.0)	(138.0)
Proceeds from issuances of Common Shares and Convertible Preference Shares	444.4	—	—
Proceeds from issuances of preferred stock of subsidiaries	245.0	—	—
Proceeds from issuances and exercises of warrants to acquire Common Shares	75.0	—	21.7
Common Shares repurchased and retired	(1.9)	(8.8)	(139.4)
Cash dividends to preferred shareholders	(18.4)	—	—
Cash dividends paid to holders of Common Shares	(5.9)	(7.1)	(8.8)

Net cash provided from (used for) financing activities	1,466.3	(119.9)	(164.5)

Net increase (decrease) in cash during year	63.0	.5	(18.5)
Cash balance at beginning of year	4.4	3.9	22.4

Cash balance at end of year	$67.4	$4.4	$3.9

See Notes to Consolidated Financial Statements.

WHITE MOUNTAINS INSURANCE GROUP, LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1. Summary of Significant Accounting Policies

Basis of presentation

        The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries and have been prepared in accordance with GAAP in the United States. Previously defined terms used within these financial statements have the same meaning as they appear elsewhere within this report. The Company is a Bermuda limited liability company with its headquarters located at Crawford House, 23 Church Street, Hamilton, Bermuda HM 11. The Company's principal executive office is located at 28 Gates Street, White River Junction, Vermont, 05001-7066 and its registered office is located at Clarendon House, 2 Church Street, Hamilton, Bermuda HM DX.

        The Company's consolidated property and casualty insurance operations are conducted primarily through OneBeacon, which was acquired on June 1, 2001. Therefore, the Company's 2001 consolidated financial results include OneBeacon's results only for the seven months ended December 31, 2001. The Company's consolidated property and casualty reinsurance operations are conducted through Folksamerica. Folksamerica, which is owned by OneBeacon, also owns Peninsula Insurance Company, American Centennial and British Insurance Company. All significant intercompany transactions have been eliminated in consolidation. The financial statements include all adjustments considered necessary by management to fairly present the Company's financial position, its results of operations and its cash flows.

        The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain amounts in the prior period financial statements have been reclassified to conform with the current presentation. White Mountains has completed numerous significant transactions during the periods presented that have affected the comparability of the financial statement information presented herein.

Investment securities

        White Mountains' portfolio of fixed maturity investments, common equity securities and other investments are classified as available for sale and are reported at fair value as of the balance sheet date as determined by quoted market values. Net unrealized investment gains and losses, after tax, associated with such investments are reported as a net amount as a separate component of shareholders' equity. Changes in net unrealized investment gains and losses, after tax, are reported as a component of other comprehensive income. Investment securities are regularly reviewed for impairment based on criteria that include the extent to which cost exceeds market value, the duration of the market decline, and the financial health of and specific prospects for the issuer. Investment losses that are other than temporary are recognized in earnings. Realized gains and losses resulting from sales of investment securities are accounted for using the specific identification method.

        Premiums and discounts on fixed maturity investments are accreted to income over the anticipated life of the investment.

        Other investments principally include investments in limited partnership interests which are recorded using the equity method of accounting.

        Short-term investments consist of money market funds, certificates of deposit and other securities which mature or become available for use within one year. Short-term investments are carried at amortized cost, which approximated fair value as of December 31, 2001 and 2000.

Cash

        Cash includes amounts on hand and demand deposits with banks and other financial institutions. Amounts presented in the statement of cash flows are shown net of balances acquired and sold in the purchase or sale of the Company's consolidated subsidiaries.

Insurance and reinsurance operations

        Premiums written are recognized as revenues and are earned ratably over the terms of the related policies or reinsurance treaties. Unearned premiums represent the portion of premiums written that are applicable to future insurance or reinsurance coverage provided by policies or treaties in force.

        Deferred acquisition costs represent commissions, premium taxes, brokerage expenses and other costs which are directly attributable to and vary with the production of new business. These costs are deferred and amortized over the applicable premium recognition period as insurance and reinsurance acquisition expenses. Deferred acquisition costs are limited to the amount expected to be recovered from future earned premiums and anticipated investment income.

        Losses and loss adjustment expenses are charged against income as incurred. Unpaid insurance losses and loss adjustment expenses are based on estimates (generally determined by claims adjusters, legal counsel and actuarial staff) of the ultimate costs of settling claims, including the effects of inflation and other societal and economic factors. Unpaid reinsurance losses and loss adjustment expenses are based primarily on reports received from ceding companies and actuarial projections. Unpaid loss and loss adjustment expense reserves represent management's best estimate of ultimate losses and loss adjustment expenses, net of estimated salvage and subrogation recoveries, if applicable. Such estimates are regularly reviewed and updated and any adjustments resulting therefrom are reflected in current operations. The process of estimating loss and loss adjustment expenses involves a considerable degree of judgement by management and the ultimate amount of expense to be incurred could be considerably greater than or less than the amounts currently reflected in the financial statements.

        In connection with purchase accounting for the Acquisition, White Mountains was required to adjust to fair value OneBeacon's loss and loss adjustment expense reserves and the related reinsurance recoverables by $646.9 million and $346.9 million, respectively, on OneBeacon's acquired balance sheet. This net reduction to loss and loss adjustment expense reserves of $300.0 million will be accreted through an income statement charge ratably with, and over the period of the payment of, the loss and loss adjustment expense reserves acquired in connection with the Acquisition. See Note 3.

        White Mountains' insurance and reinsurance subsidiaries enter into reinsurance contracts from time to time to protect their businesses from losses due to concentration of risk, to manage their operating leverage ratios and to limit losses arising from catastrophic events. The majority of such reinsurance contracts are executed through excess of loss treaties and catastrophe contracts under which the reinsurer indemnifies for a specified part or all of certain types of losses over stipulated amounts arising from any one occurrence or event. To a lesser extent, White Mountains has entered into quota share treaties with reinsurers under which all risks meeting prescribed criteria are covered on a pro-rata basis. The amount of each risk ceded by White Mountains is subject to maximum limits which vary by line of business and type of coverage. Amounts related to reinsurance contracts are recorded in accordance with SFAS No. 113, "Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts" and EITF Topic D-54, as applicable.

        Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policies. The collectibility of reinsurance recoverables is subject to the solvency of the reinsurers. White Mountains is selective in regard to its reinsurers, placing reinsurance with only those reinsurers with a strong financial condition, industry ratings and underwriting ability. Management monitors the financial condition and ratings of its reinsurers on an ongoing basis.

        Reinsurance premiums, commissions, expense reimbursements and reserves related to reinsured business are accounted for on a basis consistent with those used in accounting for the original policies issued and the terms of the reinsurance contracts. Premiums ceded to other companies are reported as a reduction of premiums written. Amounts applicable to reinsurance ceded for unearned premium reserves (i.e., prepaid reinsurance premiums) have been included as a component of other assets. Expense allowances received in connection with reinsurance ceded have been accounted for as a reduction of the related policy acquisition costs and are deferred and amortized accordingly. Funds held under reinsurance treaties represent contractual payments due to the reinsurer that White Mountains has retained to secure obligations of the reinsurer. Such amounts are recorded as liabilities in the consolidated financial statements.

Federal and foreign income and withholding taxes

        As a result of the Redomestication, income earned by the Bermuda and Barbados Companies will generally be subject to an effective overall tax rate lower than that imposed by the United States, however, no tax benefits will be obtained in the event of net losses incurred by such companies. The U.S. Companies are subject to United States income taxes. Prior to the Redomestication, the Company filed a consolidated United States Federal income tax return with its subsidiaries. The U.S. Companies continue to file United States tax returns but may no longer do so on a group-wide consolidated basis. As a result, the aggregate United States income tax liability of the U.S. Companies may be higher than it otherwise would have been if part of a consolidated tax return.

        The Company is no longer subject to United States income taxes on its direct earnings. The Company's Barbados subsidiaries are generally subject to a 5% United States withholding tax on dividends received from its subsidiaries as well as a 1% Barbados income tax on taxable earnings (which include dividends received from its subsidiaries). These taxes are recorded in addition to United States income taxes accrued by its U.S. Companies.

        Deferred tax assets and liabilities are recorded when a difference between an asset or liability's financial statement value and its tax reporting value exists, and for other temporary differences as defined by SFAS No. 109, "Accounting for Income Taxes". The deferred tax asset or liability is recorded based on tax rates expected to be in effect when the difference reverses.

Foreign currency translation

        Net after tax unrealized losses from foreign currency fluctuations associated with Fund American Re's operations, Folksamerica's Canadian operations and certain of British Insurance Company's loss reserves totalled $2.7 million and $.7 million at December 31, 2001 and December 31, 2000, respectively. These net after tax losses are recorded in shareholders' equity as a component of accumulated other comprehensive income and changes in these values are reported on the Company's statement of income and comprehensive income as a component of other comprehensive income.

Accounting standards recently adopted and issued

        During 2001, White Mountains adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which requires companies to record all derivatives on the balance sheet as either assets or liabilities and measure those instruments at fair value. The manner in which companies are to record gains and losses resulting from changes in the values of those derivatives depends on the use of the derivative and whether it qualifies for hedge accounting. Upon its adoption on January 1, 2001, SFAS No. 133 had no impact on White Mountains' financial condition. During 2001, White Mountains entered into various interest rate swap agreements which were undertaken to achieve a fixed interest rate on the Lehman Facility. Pursuant to SFAS No. 133, these contracts are carried at fair value on the balance sheet which constituted an obligation by White Mountains of $4.9 million at December 31, 2001. Changes in the fair value of these financial instruments are reported directly through the income statement as they do not qualify for hedge accounting since their duration is dissimilar to that of the Lehman Facility. White Mountains is not currently invested in any other traditional or embedded derivative financial instruments for hedging or for any other purpose.

        In June 2001 the FASB issued SFAS No. 141 entitled "Business Combinations". SFAS No. 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method. With respect to deferred credits (i.e., negative goodwill), SFAS No. 141 calls for the recognition of all existing deferred credits arising from business combinations prior to July 1, 2001 through the income statement as a change in accounting principle on the first day of the fiscal year beginning after December 15, 2001, and requires deferred credits arising from business combinations on or after July 1, 2001 to be immediately recognized through the income statement as an extraordinary gain. As of December 31, 2001 and December 31, 2000, White Mountains had deferred credits of $682.5 million and $92.2 million, respectively. In accordance with SFAS No. 141, White Mountains recognized extraordinary gains of $16.6 million during 2001 in connection with business combinations that it initiated after July 1, 2001 and it will recognize its entire December 31, 2001 unamortized deferred credit balance on January 1, 2002 as the effect of a change in accounting principle. For the years ended December 31, 2001, 2000 and 1999, White Mountains recognized revenue of $91.6 million, $34.6 million and $11.8 million, respectively from the amortization of its deferred credits.

        In June 2001 the FASB issued SFAS No. 142 entitled "Goodwill and Other Intangible Assets". SFAS No. 142 sets forth new standards concerning accounting for deferred credits, goodwill and other intangible assets arising from business combinations. With respect to goodwill, SFAS No. 142 calls for the amortization of existing and prospective goodwill only when the asset acquired is deemed to have been impaired rather than systematically over a perceived period of benefit. SFAS No. 142 is effective for interim and annual periods beginning after December 15, 2001. As of December 31, 2001 and December 31, 2000, unamortized goodwill amounted to $22.3 million and $25.4 million, respectively. For the years ended December 31, 2001, 2000 and 1999, White Mountains recognized goodwill amortization of $3.1 million, $3.5 million and $1.3 million, respectively. Pursuant to the requirements of SFAS No. 142, upon implementation on January 1, 2002, White Mountains will cease amortization of the unamortized goodwill balance. The Company is currently evaluating the effect of the impairment testing requirements of SFAS No. 142, however, the impact is not anticipated to be material to its results of operations or financial position.

        In August 2001 the FASB issued SFAS No. 144 entitled "Accounting for the Impairment or Disposal of Long-Lived Assets". This statement supercedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions". This statement requires that one accounting model be used for long-lived assets to be disposed of by sale, whether previously held and used or newly acquired, and it broadens the presentation of discontinued operations to include more disposal transactions. The provisions of this statement are effective for fiscal years beginning after December 15, 2001 and interim periods within those fiscal years, with early adoption permitted. The Company is currently evaluating the effect of SFAS No. 144.

        Effective January 1, 2001, insurance companies domiciled in the United States were required to adopt new regulations implementing a codification of statutory accounting principles for insurers ("Codification"). The purpose of Codification was to enhance the consistency of the accounting treatment of assets, liabilities, reserves, income and expenses of insurers, by setting forth the accounting practices and procedures to be followed in completing annual and quarterly financial statements required by state law. Codification served to reduce Folksamerica's statutory surplus by $.5 million at January 1, 2001.

Earnings (loss) per share

        Basic earnings (loss) per share amounts are based on the weighted average number of Common Shares outstanding. Diluted earnings per share amounts are based on the weighted average number of Common Shares and the net effect of potentially dilutive Common Shares outstanding. In 1999 net income is reduced by an amount deemed to be reflective of the dilution to FSA's reported net income caused by its investment in FSA Preferred Stock. The following table outlines the Company's computation of earnings (loss) per share for the years ended December 31, 2001, 2000 and 1999:

	Year Ended December 31,
	2001	2000	1999
Earnings (loss) per share numerators (in millions):
Net income (loss) from continuing operations	$(271.1)	$312.9	$108.4
Redemption value adjustment—Convertible Preference Shares	(305.1)	—	—
Dividends on Convertible Preference Shares	(.3)	—	—
Dilution to earnings resulting from FSA Preferred Stock	—	—	(.6)

Diluted income (loss) from continuing operations available to common shareholders	$(576.5)	$312.9	$107.8

Net income from discontinued operations	—	95.0	12.6
Extraordinary income items	11.8	—	—

Diluted net income (loss) available to common shareholders	$(564.7)	$407.9	$120.4

Earnings (loss) per share denominators (in thousands):
Basic earnings (loss) per share denominator (average Common Shares outstanding)	6,663	5,895	5,630
Average outstanding dilutive Options and warrants to acquire Common Shares(a),(b)	—	26	472

Diluted earnings (loss) per share denominator	6,663	5,921	6,102

Basic earnings (loss) per share (in dollars):
Net income (loss) from continuing operations	$(86.52)	$53.08	$19.25
Net income from discontinued operations	—	16.11	2.25
Extraordinary income items	1.77	—	—

Net income (loss)	$(84.75)	$69.19	$21.50

Diluted earnings (loss) per share (in dollars):
Net income (loss) from continuing operations	$(86.52)	$52.84	$17.66
Net income from discontinued operations	—	16.05	2.07
Extraordinary income items	1.77	—	—

Net income (loss)	$(84.75)	$68.89	$19.73

(a)
See Note 9 for detailed information concerning outstanding dilutive Options and warrants to acquire Common Shares

(b)
During the 2001 period, Options and warrants to acquire Common Shares are not included in the dilutive share calculation as the impact of their inclusion would serve to be antidilutive to the calculation of net loss per share.

NOTE 2. Significant Transactions

ONEBEACON

        On June 1, 2001, White Mountains acquired OneBeacon from CGNU for $2,114.3 million, of which $260.0 million consisted of the Seller Note with the balance paid in cash. White Mountains and OneBeacon undertook a series of related pre-closing transactions prior to the Acquisition as follows:

White Mountains Pre-closing Transactions

        Debt Tender and Debt Escrow Transactions.    Prior to the Acquisition, the Company completed the Debt Tender and repurchased and retired $90.9 million of Notes and subsequently prepaid, through the Debt Escrow, the balance of the Notes. The Company recorded a $4.8 million extraordinary loss on extinguishment of debt in connection with the Debt Tender and the Debt Escrow during 2001.

        Equity Financing.    On June 1, 2001, a small group of private investors purchased 2,184,583 Convertible Preference Shares, a newly-issued class of non-voting convertible preference shares of the Company that contained a mandatory redemption feature. Upon approval by shareholders at the 2001 Annual Meeting, the Convertible Preference Shares were converted into 2,184,583 Common Shares pursuant to the terms of the Convertible Preference Share agreement. Had shareholder approval not been obtained by March 31, 2003, the holders of Convertible Preference Shares would not have been entitled to conversion, but would have had the right to require the Company to redeem for cash the Convertible Preference Shares on an "as converted" basis with the redemption price equal to the then-current price of a Common Share. This conversion right caused the Convertible Preference Shares to have a redemption value in excess of cash received upon issuance, which resulted in a net charge to retained earnings of $305.1 million for the brief period from issuance until conversion, with an offsetting increase to paid-in surplus. While outstanding, the Company declared and paid dividends on Convertible Preference Shares of $.3 million.

        On June 1, 2001, Berkshire purchased the Warrants from the Company for $75.0 million in cash. The Warrants entitle Berkshire to acquire 1,714,285 Common Shares at an exercise price of $175.00 per Common Share. Of the total Warrants purchased by Berkshire, Series A Warrants to purchase 1,170,000 Common Shares were immediately exercisable and Series B Warrants to purchase 544,285 Common Shares became exercisable upon approval by shareholders at the 2001 Annual Meeting. From the period June 1, 2001 through the date of the 2001 Annual Meeting, the Series B Warrants constituted a contingent put liability (similar in nature to a stock appreciation right) which was carried at fair value through a periodic charge or credit to the income statement. The income statement charge recorded by the Company during 2001 associated with Series B Warrants totalled $58.8 million. Upon shareholder approval, the Series B Warrants were converted to common shareholders' equity. The Warrants have a term of seven years from the date of issuance although the Company has the right to call the Warrants for $60.0 million in cash commencing on the fourth anniversary of their issuance.

        On June 1, 2001, Berkshire purchased the Berkshire Preferred Stock for $225.0 million. The Berkshire Preferred Stock was issued by a subsidiary of the Company and is a cumulative non-voting instrument with a face value of $300.0 million. The Berkshire Preferred Stock is entitled to a dividend of no less than 2.35% per quarter and is mandatorily redeemable after seven years.

        As previously mentioned, White Mountains received a total of $300.0 million in cash from Berkshire in full payment for the Warrants and the Berkshire Preferred Stock. The proceeds received were allocated to each instrument based on their relative estimated fair values on June 1, 2001. As a result, $154.8 million of such proceeds were allocated to the Warrants (and therefore recorded to common shareholders' equity) and $145.2 million of such proceeds were allocated to the Berkshire Preferred Stock. White Mountains is accreting the Berkshire Preferred Stock's recorded value to its face value of $300.0 million using the interest method of amortization over the instrument's seven-year term through an income statement charge. During 2001, White Mountains recorded $5.1 million of accretion charges on the Berkshire Preferred Stock.

        On June 1, 2001, Zenith purchased the Zenith Preferred Stock for $20.0 million. The Zenith Preferred Stock was issued by a subsidiary of the Company and is a cumulative non-voting instrument with a face value of $20.0 million. The Zenith Preferred Stock is entitled to a dividend of no less than 2.5% per quarter through June 30, 2007 and a dividend of no less than 3.5% per quarter thereafter and is mandatorily redeemable after ten years.

        Bank Financing.    On June 1, 2001, a subsidiary of the Company borrowed $825.0 million under the Lehman Facility consisting of $700.0 million in term loans and $125.0 million in revolving loans (of a $175.0 million revolving loan facility). The term loans are repayable in quarterly installments with a final maturity on March 31, 2007. The revolving loan facility is available from the closing date until the fifth anniversary of the closing. The loans are variable rate instruments which are currently tied to a rate based on short-term eurodollar rates. White Mountains subsequently entered into various interest rate swap agreements which were undertaken to achieve a fixed interest rate on the term loans. See Note 6.

        Seller Note.    On June 1, 2001, White Mountains issued the Seller Note of $260.0 million to CGNU. The Seller Note has an eighteen-month term and bears interest at a rate equal to 50 basis points over the rate on White Mountains' revolving loan facility described above. The Seller Note may be settled in cash, or at

White Mountains' option, with Common Shares valued at $245.00 per Common Share. White Mountains has classified this obligation as debt since management believes it has the ability to settle this obligation in a form other than pursuant to the Note Purchase Option Agreement that governs the Seller Note.

OneBeacon Pre-closing Transactions

        National Indemnity Cover.    Immediately prior to the Acquisition, CGNU caused OneBeacon to purchase a reinsurance contract for a premium of $1,322.3 million under which OneBeacon is entitled to recover up to $2.5 billion in ultimate losses and loss adjustment expenses incurred related to asbestos claims arising from business written by OneBeacon prior to 1992, environmental claims arising from business written by OneBeacon prior to 1987 and certain other exposures.

        Under the terms of the National Indemnity Cover, in addition to the reinsurance premium, National Indemnity received the benefit of reinsurance recoverables from certain of OneBeacon's third party reinsurers in existence at the time the National Indemnity Cover was executed. Third party reinsurance collected on the claims covered by this agreement serve to protect the $2.5 billion limit of National Indemnity coverage for the benefit of OneBeacon.

        General Reinsurance Cover.    Immediately prior to the Acquisition, CGNU caused OneBeacon to obtain $570.0 million of reinsurance protection through the General Reinsurance Cover consisting of $400.0 million of adverse development coverage on losses related to its years 2000 and prior, in addition to $170.0 million of loss reserves ceded to General Reinsurance.

        The National Indemnity Cover and the General Reinsurance Cover, which were contingent on, and occurred contemporaneously with the Acquisition, qualify for prospective reinsurance accounting treatment under EITF Topic D-54 which characterizes the protections as an indemnification by the seller for increases in the liabilities for losses and loss adjustment expenses that existed at the acquisition date. See Notes 3 and 4.

Purchase Accounting Associated with the Acquisition

        The Acquisition was accounted for by the purchase method of accounting in accordance with the treatment of a purchase business combination under the APB No. 16, "Business Combinations" and, therefore, the assets and liabilities of OneBeacon were recorded by White Mountains at their fair values on June 1, 2001. The process of determining the fair value of such assets and liabilities acquired, as required under purchase accounting, was undertaken as follows: (i) the purchase price of OneBeacon was preliminarily allocated to the acquired assets and liabilities, based on their respective estimated fair values at June 1, 2001; (ii) the excess of the fair value of acquired net assets over the purchase price was used to reduce the estimated fair values of all non-current, non-financial assets acquired to zero; and (iii) the remaining $682.0 million excess of the estimated fair value of net assets over the purchase price was recorded as a deferred credit.

NOTE 2. Significant Transactions (Continued)

        In accordance with the purchase method of accounting, on June 1, 2001, White Mountains decreased the net assets of OneBeacon by $26.9 million ($17.4 million after taxes) representing adjustments to reflect the estimated fair value of OneBeacon's assets and liabilities assumed. This decrease was primarily comprised of pretax adjustments of (i) $185.3 million to record the fair value of certain liabilities at the time of the Acquisition, mostly assigned risk exposures in New York, (ii) $42.0 million in allowance for doubtful accounts on insurance balances receivable and (iii) $85.9 million to recognize the fair value of employee benefit obligations, offset by (iv) a net asset increase of $300.0 million resulting from fair value adjustments made to OneBeacon's loss and loss adjustment expense reserves and related reinsurance recoverables. White Mountains also decreased the net assets of OneBeacon by an additional $246.5 million ($175.9 million after tax) representing an allocation of the excess of acquired net assets over the purchase price to OneBeacon's non-current, non-financial assets existing at the time of the Acquisition, primarily its property, plant and equipment.

        The fair value of assets and liabilities acquired on June 1, 2001 were as follows ($ in millions):

Fair value of assets acquired	$11,895.1
Fair value of liabilities acquired	9,098.8

Fair value of net assets acquired	2,796.3
Total purchase price, including expenses	(2,114.3)

Resulting deferred credit	$682.0

        Significant assets and liabilities acquired through OneBeacon included $34.0 million of cash, $7,408.6 million of investments, $2,448.9 million of reinsurance recoverable on paid and unpaid losses, $1,267.3 million of insurance balances receivable, $6,364.2 million of loss and loss adjustment expense reserves and $1,897.7 million of unearned insurance premiums.

        In conjunction with its adoption of SFAS No. 141 entitled "Business Combinations", White Mountains will recognize its entire unamortized deferred credit balance on January 1, 2002, including its unamortized deferred credit balance relating to OneBeacon of $625.1 million at December 31, 2001, as a change in accounting principle. Had the Acquisition occurred on or after July 1, 2001, White Mountains would have immediately recognized this deferred credit on its income statement as an extraordinary gain as was the case with its acquisitions of C-F and the Folksam net assets.

Post-Acquisition Transaction—Renewal Rights Agreement

        On November 1, 2001, OneBeacon transferred its regional agency business, agents and operations in 42 states and the District of Columbia to Liberty Mutual. Service agreements have been put in place to ensure a smooth transition. The underwriting results and cash flows of the renewed policies will be shared between OneBeacon and Liberty Mutual over a two year period though a reinsurance agreement whereby OneBeacon will assume two-thirds and one-third of the business renewed in the first and second years, respectively. OneBeacon retained substantially all of the existing assets and liabilities related to the transferred business including all loss and loss adjustment expenses and unearned premium reserves.

        The Renewal Rights Agreement with Liberty Mutual is being accounted for as a prospective quota share reinsurance contract in accordance with SFAS No. 113 entitled "Accounting and Reporting for

Reinsurance for Short-Duration and Long-Duration Contracts". Pursuant to the Renewal Rights Agreement, OneBeacon will retain approximately two-thirds of all premiums, loss and loss adjustment expenses and other underwriting expenses incurred from renewal policies underwritten by Liberty Mutual during the one-year period ending November 1, 2002 and will retain approximately one-third of all such premiums, loss and loss adjustment expenses and other underwriting expenses incurred during the subsequent one-year period ending November 1, 2003. The ceding commission paid by OneBeacon to Liberty Mutual under this agreement during these periods will not exceed 35% of the premiums retained by OneBeacon. OneBeacon is not required to retain any premiums and loss and loss adjustment expenses incurred from renewal policies underwritten by Liberty Mutual after October 31, 2003.

Unaudited Pro Forma Financial Information for the Acquisition—Years Ended December 31, 2001 and 2000

        Supplemental unaudited pro forma condensed combined income statement information for the years ended December 31, 2001 and 2000, which assumes that the Acquisition had occurred as of January 1, 2001 and 2000, respectively, follows:

	Pro Forma Year Ended December 31,
	2001	2000
	(Unaudited)
	Millions, except per share amounts
Total revenues as reported	$3,233.6	$848.2
Pro forma effect of the Acquisition	2,384.5	5,435.2

Total pro forma revenues	$5,618.1	$6,283.4

Net loss from continuing operations	$(288.1)	$(99.8)

Loss per share numerator:
Net loss from continuing operations available to common shareholders	$(595.3)	$(422.4)
Loss per share:
Net loss from continuing operations	$(89.34)	$(71.66)

        The unaudited pro forma information presented above for the years ended December 31, 2001 and 2000 has been supplied for comparative purposes only and does not purport to reflect the actual results that would have been reported had the Acquisition been consummated at January 1, 2001 and 2000, respectively. Additionally, such pro forma financial information is not expected to be reflective of results that may occur in the future, particularly in light of significant non-recurring transactions such as the National Indemnity Cover and the General Reinsurance Cover which are not included therein. These transactions would have served to reduce revenues during the 2001 and 2000 pro forma periods presented by approximately $1.6 billion and $1.7 billion, respectively, and would have served to increase net loss by approximately $345.2 million and $296.6 million, respectively. In addition, the pro forma results presented above do not reflect the effects of the Renewal Rights Agreement, which would have served to reduce revenues by $277.5 million and $474.5 million, respectively, and to reduce expenses by $322.9 million and $547.5 million, respectively, during the 2001 and 2000 pro forma periods presented.

OTHER ACQUISITIONS AND DISPOSITIONS

        In December 2001 Fund American Re acquired substantially all of the international reinsurance operations of Folksam. The $64.0 million purchase price was paid in a combination of cash, a note and Common Shares. At December 31, 2001, Fund American Re had $126.3 million of total assets and $63.9 million of shareholder's equity. In accordance with SFAS No. 141, White Mountains recognized a $3.0 million extraordinary gain during 2001 representing the excess of the fair value of Folksam's net assets over its cost.

        In September 2001 Folksamerica acquired C-F Insurance Company for total consideration of $49.2 million plus related expenses. The purchase consideration included the issuance of a $25.0 million, five-year note by Folksamerica which may be reduced by adverse loss development experienced by C-F Insurance Company post-acquisition. In accordance with SFAS No. 141, White Mountains recognized a $13.6 million extraordinary gain during 2001 representing the excess of the fair value of C-F Insurance Company's net assets over its cost.

        In January 2001 the Company sold Waterford to a third party for consideration of $23.6 million in cash, net of transaction related expenses. White Mountains recognized a $12.4 million pretax gain on the sale of Waterford in 2001.

        In October 2000, Folksamerica purchased an 80% majority interest in Esurance for $9.0 million. During the fourth quarter of 2001, Folksamerica purchased the remaining 20% minority interest in Esurance for $1.5 million, thereby making Esurance a wholly owned subsidiary as of December 31, 2001. At and for the year ended December 31, 2001, Esurance had total assets of $9.6 million, total revenues of $3.2 million and an accumulated shareholder's deficit of $16.1 million.

        In October 2000 the Company was informed that the Internal Revenue Service agreed with its position taken in its 1991 tax return concerning the sale of Fireman's Fund and, accordingly, released a $95.0 million reserve during 2000 to income which is presented as a gain from discontinued operations.

        In July 2000 White Mountains sold its indirect, wholly-owned subsidiary, White Mountains Holdings, Inc. (which controlled a substantial amount of its holdings of Financial Security Assurance) and all its other holdings of FSA Common Stock to Dexia for proceeds of $620.4 million. White Mountains recognized a $391.2 million pretax gain on the Dexia Sale in 2000.

        In May 2000 Folksamerica completed its acquisition of the Risk Capital Operations for $20.3 million in cash plus related expenses. Because the cost of the Risk Capital Operations was more than the fair value of its net identifiable assets at that date, White Mountains recorded $24.9 million in goodwill at acquisition ($22.3 million and $23.3 million at December 31, 2001 and 2000, respectively) which was being amortized to income over the estimated period of benefit of ten years.

        In March 2000 Folksamerica acquired PCA Property & Casualty for $122.3 million in cash. Because the cost of PCA Property & Casualty was less than the fair value of its net identifiable assets acquired at that date, White Mountains recorded a $37.9 million deferred credit at acquisition ($26.8 million and $33.0 million at December 31, 2001 and 2000, respectively) which was being amortized to income over the estimated period of benefit of six years.

        In October 1999 the Company acquired International American Group (which consisted primarily of Peninsula, American Centennial and British Insurance Company) for $86.7 million in cash. Because the cost of acquiring Peninsula, American Centennial and British Insurance Company was less than the value of their net identifiable assets, the Company recorded a $62.0 million deferred credit at acquisition ($16.3 million and $37.0 million at December 31, 2001 and 2000, respectively) which was being amortized to income over the estimated period of benefit of three years.

        In June 1999 Folksamerica acquired USF Re Insurance Co. The purchase consideration included the issuance of a $20.8 million, five-year note (which was reduced to zero by post-acquisition adverse loss development at USF Re Insurance Co. of $6.8 million and $14.0 million during 2000 and 1999, respectively).

        In June 1999 White Mountains sold Valley Group and received net proceeds of $139.0 million in cash after receiving a special dividend prior to the closing of $76.6 million (net of related tax liabilities) consisting of cash, investment securities and the common stock of Waterford. White Mountains recorded a pretax gain of $88.1 million in 1999 on the transaction. As part of the Valley Group Sale, White Mountains has provided Unitrin, Inc. with certain adverse loss development protections that will be settled as of December 31, 2002. During 2001 and 2000 White Mountains provided $5.9 million and $5.4 million, respectively, in reserves for such adverse loss development protections.

        In May 1999 White Mountains concluded the Mortgage Banking Sale and received net proceeds totalling $180.6 million. White Mountains recorded a $19.4 million pretax ($12.6 million after tax) net income on the sale of its mortgage banking net assets which is presented as net income from discontinued operations.

        In August 1998 White Mountains acquired all the outstanding common stock of Folksamerica thereby causing Folksamerica to become a consolidated subsidiary as of that date. Because the cost of White Mountains' investment in Folksamerica was less than the value of Folksamerica's net identifiable assets at that date, White Mountains recorded a $39.8 million deferred credit ($14.3 million and $22.2 million at December 31, 2001 and 2000, respectively) which was being amortized to income ratably over the estimated period of benefit of five years.

NOTE 3. Reserves for Unpaid Losses and Loss Adjustment Expenses

OneBeacon

        The following table summarizes the loss and loss adjustment expense reserve activities of OneBeacon for the seven months ended December 31, 2001:

Period Ended December 31, 2001
Millions
Loss and loss adjustment expense reserves acquired—OneBeacon(1)	$4,394.4
Losses and loss adjustment expenses incurred relating to:
Current year losses	2,009.2
Prior year losses	64.6

Total incurred losses and loss adjustment expenses	2,073.8
Accretion of fair value adjustment of loss and loss adjustment expense reserves	56.0
Loss and loss adjustment expenses paid relating to:
Current year losses	(989.9)
Prior year losses	(962.8)

Total loss and loss adjustment expense payments	(1,952.7)
Net ending balance	4,571.5
Plus ending reinsurance recoverable on unpaid losses	3,285.9

Gross ending balance	$7,857.4

(1)
Reinsurance recoverable on unpaid losses acquired in the Acquisition were $1,969.8 million.

        In connection with purchase accounting for the Acquisition, White Mountains was required to adjust to fair value OneBeacon's loss and loss adjustment expense reserves and the related reinsurance recoverables by $646.9 million and $346.9 million, respectively, on OneBeacon's acquired balance sheet. This reduction to net loss and loss adjustment expense reserves of $300.0 million is being accreted through an income statement charge over the period that the claims are expected to be settled. As such, White Mountains recognized $56.0 million of loss and loss adjustment expenses for the seven months ended December 31, 2001. The fair values of OneBeacon's loss and loss adjustment expense reserves and related reinsurance recoverables acquired on June 1, 2001 were based on the present value of their expected cash flows with consideration for the uncertainty inherent in both the timing of, and the ultimate amount of, future payments for losses and receipts of amounts recoverable from reinsurers. In estimating fair value, management adjusted OneBeacon's nominal loss reserves (net of the effects of reinsurance obtained from the National Indemnity Cover and the General Reinsurance Cover) and discounted them to their present value using an applicable risk-free discount rate. The series of future cash flows related to such loss payments and reinsurance recoveries were developed using OneBeacon's historical loss data. The result was subsequently reduced by the "price" for bearing the uncertainty inherent in OneBeacon's net loss reserves. This was assumed to be approximately 11% of the present value of the expected underlying cash flows of the loss reserves and reinsurance recoverables, which is believed to be reflective of the cost OneBeacon would incur if it had attempted to reinsure the full amount of its net loss and loss adjustment expense reserves with a third party reinsurer.

        During the fourth quarter of 2001, OneBeacon increased its estimate of losses and loss adjustment expense reserves for years 1999 and prior in the workers compensation, general liability, commercial multiple peril and commercial automobile lines of business. These actions exhausted the remaining protection under the General Reinsurance Cover and resulted in a $50.0 million charge in the 2001 fourth quarter to loss and loss adjustment expense. Additionally, during 2001 OneBeacon recognized approximately $14.6 million in losses and loss adjustment expenses related to certain unallocated loss adjustment expenses and pools and associations which were not covered by the National Indemnity Cover or the General Reinsurance Cover.

        OneBeacon discounts certain of its long-term workers compensation loss and loss adjustment expense reserves when such liabilities constitute unpaid but settled claims under which the payment pattern and ultimate costs are fixed and determinable on an individual claim basis. OneBeacon discounts these reserves using a discount rate which is determined based on the facts and circumstances applicable at the time the claims are settled (currently 6.3%).

Reinsurance and Other Insurance Operations

        The following table summarizes loss and loss adjustment expense reserve activity relating to White Mountains' reinsurance and other insurance operations for the years ended December 31, 2001, 2000 and 1999:

	Year Ended December 31,
	2001	2000	1999
	Millions
Gross beginning balance	$1,556.3	$851.0	$811.7
Less beginning reinsurance recoverable on unpaid losses	(726.5)	(169.0)	(137.9)

Net loss and loss adjustment expense reserves	829.8	682.0	673.8
Loss and loss adjustment expense reserves acquired—Fund American Re(1)	4.4	—	—
Loss and loss adjustment expense reserves acquired—C-F Insurance Company(1)	2.3	—	—
Loss and loss adjustment expense reserves transferred(2)	(22.2)	(270.6)	—
Loss and loss adjustment expense reserves acquired—PCA Property & Casualty(1)	—	253.8	—
Loss and loss adjustment expense reserves acquired—Risk Capital Operations(1)	—	312.6	—
Loss and loss adjustment expense reserves acquired—USF Re Insurance Co.(1)	—	—	106.5
Loss and loss adjustment expense reserves acquired—International American Group	—	—	22.5
Loss and loss adjustment expense reserves sold—Valley Group	—	—	(87.8)
Losses and loss adjustment expenses incurred relating to:
Current year losses	381.4	264.1	210.4
Prior year losses	38.7	23.6	31.9

Total incurred losses and loss adjustment expenses	420.1	287.7	242.3
Loss and loss adjustment expenses paid relating to:
Current year losses	(103.5)	(16.0)	(55.4)
Prior year losses	(378.3)	(419.7)	(219.9)

Total loss and loss adjustment expense payments	(481.8)	(435.7)	(275.3)
Net ending balance	752.6	829.8	682.0
Plus ending reinsurance recoverable on unpaid losses	917.6	726.5	169.0

Gross ending balance	$1,670.2	$1,556.3	$851.0

(1)
Reinsurance recoverables on unpaid losses acquired in the Fund American Re, Risk Capital Operations, PCA Property & Casualty and USF Re Insurance Co. acquisitions were $21.0 million, $59.1 million, $153.3 million and $21.8 million, respectively.

(2)
Represents $22.2 million and $270.6 million of loss reserves ceded to Imagine Re during 2001 and 2000, respectively. See Note 4.

        Prior accident year losses of $38.7 million incurred in 2001 consisted primarily of $22.2 million in reserve strengthening on business ceded under a retroactive reinsurance agreement entered into during the 2000 fourth quarter—See Note 4 for details of this agreement. Because the reinsurance cover was retroactive, the offsetting benefit (reinsurance recoverable) of $22.2 million has been deferred and is being recognized into underwriting income over the expected settlement period of the underlying claims. The remaining $16.5 million in prior accident year losses incurred in 2001 were primarily due to higher than expected reported losses in Folksamerica's property excess line.

        Incurred losses for the years ended December 31, 2000 and 1999 related to prior accident years of $23.6 million and $31.9 million, respectively, were principally from the portfolios acquired with USF Re Insurance Co. and the Risk Capital Operations. In connection with the USF Re Insurance Co. acquisition, Folksamerica issued the USF Re Seller Note for $20.8 million under which Folksamerica was not required to repay the loan should loss and loss adjustment expenses acquired in the acquisition develop adversely. In response to adverse development experienced on reserves acquired in the USF Re Insurance Co. acquisition, the USF Re Seller Note was reduced by $6.8 million and $14.0 million, which was recorded to "Amortization of deferred credits and other benefits" in the Company's income statement during the periods ended December 31, 2000 and 1999, respectively.

Asbestos and environmental loss and loss adjustment expense reserve activity

        White Mountains estimates its asbestos and environmental loss and loss adjustment expense liabilities based upon several factors, including facts surrounding reported cases and exposures to claims (such as policy limits and deductibles), current law, past and projected claim activity and past settlement values for similar claims.

        During the fourth quarter of 2001, OneBeacon increased its reserves for gross asbestos and environmental reserves so that its reserve levels are more closely aligned with industry-wide survival ratios, substantially all of which was covered under the National Indemnity Cover. As a result, OneBeacon estimates that it has exhausted approximately $1,771 million of the coverage provided by the National Indemnity Cover after estimating amounts that will be recovered by National Indemnity from other third party reinsurers at December 31, 2001. To the extent that OneBeacon's estimate of ultimate asbestos and environmental losses and National Indemnity's third-party recoverables differs from actual experience, the amount of coverage remaining under the National Indemnity Cover could be higher or lower than

$729 million. The following table summarizes reported asbestos and environmental loss and loss adjustment expense reserve activities (gross and net of reinsurance) for White Mountains' consolidated insurance and reinsurance operations for the years ended December 31, 2001, 2000 and 1999, respectively.

	Year Ended December 31,
	2001		2000		1999
	Gross	Net	Gross	Net	Gross	Net
	Millions
Asbestos:
Beginning balance	$51.0	$37.2	$53.4	$40.0	$47.5	$35.2
Loss and loss adjustment expense reserves acquired	222.0	6.9	—	—	—	—
Incurred losses and loss adjustment expenses	1,064.5	12.8	5.5	4.3	16.5	11.9
Paid losses and loss adjustment expenses	(90.6)	(10.0)	(7.9)	(7.1)	(10.6)	(7.1)

Ending balance	1,246.9	46.9	51.0	37.2	53.4	40.0

Environmental:
Beginning balance	18.6	16.9	20.1	18.1	27.6	23.2
Loss and loss adjustment expense reserves acquired	779.7	25.4	—	—	—	—
Incurred losses and loss adjustment expenses	.4	.1	2.9	2.2	(0.9)	(2.0)
Paid losses and loss adjustment expenses	(32.2)	(8.9)	(4.4)	(3.4)	(6.6)	(3.1)

Ending balance	766.5	33.5	18.6	16.9	20.1	18.1

Total asbestos and environmental:
Beginning balance	69.6	54.1	73.5	58.1	75.1	58.4
Loss and loss adjustment expense reserves acquired	1,001.7	32.3	—	—	—	—
Incurred losses and loss adjustment expenses	1,064.9	12.9	8.4	6.5	15.6	9.9
Paid losses and loss adjustment expenses	(122.8)	(18.9)	(12.3)	(10.5)	(17.2)	(10.2)

Ending balance	$2,013.4	$80.4	$69.6	$54.1	$73.5	$58.1

        White Mountains' insurance and reinsurance subsidiaries have estimated asbestos and environmental loss and loss adjustment expense liabilities based upon several factors including facts surrounding reported cases and exposures (such as policy limits and deductibles), current law, past and projected claim activity and past settlement values for similar claims. White Mountains' reserves for environmental and asbestos losses at December 31, 2001 represent management's best estimate of White Mountains' ultimate liability based on information currently available. However, as case law expands, White Mountains may be subject to environmental and asbestos loss and loss adjustment expense liabilities beyond that intended by policy coverage. Furthermore, in the event that current case law is expanded to include claims not contemplated in the establishment of White Mountains' recorded environmental and asbestos loss and loss adjustment expense reserves, White Mountains believes that it is unlikely that these claims will have a material adverse effect on its financial condition or liquidity. Nonetheless, due to the expansion of coverage and liability allowed under case law in the past and the possibilities of similar interpretations in the future, additional increases in environmental and asbestos loss reserves may emerge which would adversely affect the Company's financial position and/or cash flows. Loss reserve additions arising from such future unfavorable case law interpretations cannot be reasonably estimated at the present time.

NOTE 4. Third Party Reinsurance

        In the normal course of business, White Mountains' insurance and reinsurance subsidiaries seek to limit losses that may arise from catastrophes or other events by reinsuring with third party reinsurers. White Mountains remains liable for risks reinsured even if the reinsurer is unable to honor its obligations under reinsurance contracts. The effects of reinsurance on White Mountains' insurance and reinsurance subsidiaries' written and earned premiums and on loss and loss adjustment expenses were as follows:

	OneBeacon	Folksamerica	Other Insurance Operations	Total
	Millions
Year ended December 31, 2001
Gross written premiums:
Direct	$2,104.6	$6.0	$32.0	$2,142.6
Assumed	174.7	636.4	1.3	812.4
Ceded	(401.1)	(183.5)	(5.0)	(589.6)

Net written premiums	$1,878.2	$458.9	$28.3	$2,365.4

Gross earned premiums:
Direct	$2,374.2	$6.0	$30.7	$2,410.9
Assumed	64.2	648.8	—	713.0
Ceded	(230.2)	(233.3)	(4.3)	(467.8)

Net earned premiums	$2,208.2	$421.5	$26.4	$2,656.1

Losses and loss adjustment expenses:
Direct	$3,379.5	$(5.4)	$21.8	$3,395.9
Assumed	68.6	661.5	15.5	745.6
Ceded	(1,374.3)	(271.1)	(2.2)	(1,647.6)

Net losses and loss adjustment expenses	$2,073.8	$385.0	$35.1	$2,493.9

Year ended December 31, 2000
Gross written premiums:
Direct	$—	$6.3	$25.9	$32.2
Assumed	—	484.7	—	484.7
Ceded	—	(158.4)	(3.3)	(161.7)

Net written premiums	$—	$332.6	$22.6	$355.2

Gross earned premiums:
Direct	$—	$4.1	$28.4	$32.5
Assumed	—	476.1	.4	476.5
Ceded	—	(167.7)	(6.9)	(174.6)

Net earned premiums	$—	$312.5	$21.9	$334.4

Losses and loss adjustment expenses:
Direct	$—	$(.6)	$20.6	$20.0
Assumed	—	468.5	.3	468.8
Ceded	—	(197.1)	(4.0)	(201.1)

Net losses and loss adjustment expenses	$—	$270.8	$16.9	$287.7

Year ended December 31, 1999
Gross written premiums:
Direct	$—	$2.2	$62.6	$64.8
Assumed	—	236.2	33.9	270.1
Ceded	—	(36.7)	(23.5)	(60.2)

Net written premiums	$—	$201.7	$73.0	$274.7

Gross earned premiums:
Direct	$—	$2.4	$61.4	$63.8
Assumed	—	241.0	39.6	280.6
Ceded	—	(32.4)	(28.8)	(61.2)

Net earned premiums	$—	$211.0	$72.2	$283.2

Losses and loss adjustment expenses:
Direct	$—	$7.8	$47.5	$55.3
Assumed	—	205.4	29.1	234.5
Ceded	—	(31.0)	(16.5)	(47.5)

Net losses and loss adjustment expenses	$—	$182.2	$60.1	$242.3

OneBeacon

        In the ordinary course of its business, OneBeacon cedes various risks to highly rated, third party reinsurers (rated A or better by A.M. Best Company) in order to provide greater diversification of risk and minimize its net loss arising from large risks or catastrophic events.

        Catastrophe losses are unpredictable and the level of catastrophic losses experienced in any year could potentially be material to OneBeacon's results of operations and financial position. Examples of catastrophes include losses caused by earthquakes, wildfires, hurricanes and other types of storms, tornadoes and terrorist acts. The extent of losses caused by catastrophes is both a function of the total amount of insured exposure in an area affected by the event and the severity of the event.

        OneBeacon continually assesses and implements programs to manage its exposure to catastrophe losses through individual risk selection, by limiting its concentration of insurance written in catastrophe-prone areas (such as coastal regions) and through the purchase of catastrophe reinsurance. OneBeacon has entered into a property catastrophe reinsurance program for the 2002 calendar year whereby the first $125.0 million of losses resulting from any single catastrophe are retained by OneBeacon. Property catastrophe losses from a single event in excess of $125.0 million, up to $200.0 million, are reinsured with a syndicate of reinsurers for 75% of the loss. Property catastrophe losses from a single event in excess of $200.0 million, up to $750.0 million, are reinsured with a group of reinsurers for 95% of the loss. OneBeacon's 2002 property catastrophe reinsurance program does not cover personal or commercial property losses resulting from nuclear, biological or chemical terrorist attacks and its property catastrophe program only covers 30% of commercial property losses resulting from other types of terrorist attacks from

$125.0 million to $650.0 million and 95% of such losses from $650 million to $750 million. In the event of a 2002 catastrophe, OneBeacon can reinstate property catastrophe coverage for the remainder of 2002 by paying a reinstatement premium which is based on the product of the percentage of coverage reinstated and its original property catastrophe coverage premium of $34.7 million. OneBeacon also purchases reinsurance coverage for certain specific risks below $125.0 million where appropriate.

        Reinsurance contracts do not relieve OneBeacon of its primary obligation to its policyholders. Therefore, the financial position and solvency of OneBeacon's reinsurers is critical to the collectibility of its reinsurance coverages. OneBeacon is selective with regard to its reinsurers, placing reinsurance with only those reinsurers with strong financial strength ratings. Reinsurance recoverables from Berkshire (National Indemnity and General Reinsurance's ultimate parent) under the National Indemnity Cover and the General Reinsurance Cover represented 62.0% of White Mountains' total reinsurance recoverables at December 31, 2001. Both National Indemnity and General Reinsurance have A++ (Superior) ratings from A.M. Best. The remaining reinsurers generally are rated A (Excellent) or better by A.M. Best. OneBeacon monitors the financial strength of its reinsurers on an ongoing basis. As a result, uncollectible amounts have not historically been significant.

        In connection with the Acquisition, OneBeacon obtained the General Reinsurance Cover which provided $570.0 million of reinsurance protection, consisting of $400.0 million of adverse development coverage on losses occurring in years 2000 and prior, in addition to $170.0 million of reserves ceded as of the date of the Acquisition. During the fourth quarter of 2001, OneBeacon increased its estimate of gross prior year loss reserves which exhausted the total coverage available under the General Reinsurance Cover. The General Reinsurance Cover contains a feature whereby OneBeacon may not be entitled to recover losses to the full contract limit should such losses be paid out more quickly than expected. OneBeacon has estimated that approximately $38.3 million of the total $570.0 million of available coverage is subject to such limitation at December 31, 2001. Accordingly, OneBeacon has recorded $531.7 million in recoverables due from General Reinsurance at December 31, 2001.

Folksamerica

        Folksamerica has exposure to losses assumed from primary insurers including losses caused by hurricanes, earthquakes, winter storms, windstorms and other catastrophic events. In the normal course of business, Folksamerica seeks to reduce the risk of loss that may arise from catastrophes or other events that cause unfavorable underwriting results by closely monitoring aggregate exposures and related probable maximum losses (PMLs), and by reinsuring excess risks with other reinsurers. Folksamerica's catastrophe management strategy is to limit its net loss to less than 10% of surplus for a 1 in 250 year event. Folksamerica's current catastrophe protection program includes 85% of $35 million of protection in excess of a $25 million retention for the first loss and additional coverage for a second loss. The contract is 100% placed with a top quality reinsurer, and has reinstatement provision whereby, in the event of one loss, the coverage is reinstated for additional premium.

        In the fourth quarter of 2000 Folksamerica purchased reinsurance coverage (the "Imagine Cover") from Imagine Insurance Company, Ltd. of Barbados ("Imagine") which was designed to reduce its statutory operating leverage and to provide adverse development protection of up to $115.0 million on (i) loss and loss adjustment expense reserves remaining from the Risk Capital Operations; (ii) loss and loss adjustment expense reserves remaining from the USF Re Insurance Co. acquisition; (iii) adverse development protection on Folksamerica's remaining asbestos and environmental exposures and (iv) prospective reinsurance coverage for losses in excess of premiums earned on policies which Folksamerica was contractually bound to write as a result of the Risk Capital Operations. In connection with the Imagine Cover, Folksamerica transferred loss and loss adjustment expense reserves of $250.0 million and unearned premium reserves of $65.0 million to Imagine for consideration of $315.0 million. $212.3 million of the consideration due under the Imagine Cover is included as a liability entitled "Funds held under reinsurance treaties" on White Mountains' December 31, 2001 balance sheet. Folksamerica holds a letter of credit and funds held as collateral for amounts due from Imagine.

        In accordance with SFAS No. 113, amounts related to reserves transferred to Imagine for liabilities incurred as a result of past insurable events have been accounted for as retroactive reinsurance. At December 31, 2001 and 2000, Folksamerica's reinsurance recoverables include $442.3 million and $321.7 million, respectively, recorded under the Imagine Cover. At December 31, 2001 and December 31, 2000, Folksamerica has also recorded $40.0 million and $20.6 million in deferred gains, respectively, related to adverse development on loss reserves transferred to Imagine at the inception of the Imagine Cover. Folksamerica is recognizing these deferred gains into income over the expected settlement period of the underlying claims, and accordingly recognized $2.8 million of such deferred gains during the year ended December 31, 2001.

        At December 31, 2001 and 2000, Folksamerica had reinsurance recoverables with a carrying value of $141.7 million and $116.7 million, respectively, associated with London Life and Casualty Reinsurance Corporation. Folksamerica holds a letter of credit and funds held as collateral for amounts due from London Life and Casualty.

        During the years ended December 31, 2001 and 2000, Folksamerica received approximately 54.4% and 56.4%, respectively, of its gross reinsurance premiums written from three major reinsurance brokers as follows: (1) AON Re, Inc.—21.3% and 17.2%, respectively; (2) Benfield Blanch—17.2% and 21.6%, respectively; and (3) Guy Carpenter—15.9% and 17.6%, respectively.

NOTE 5. Investment Securities

        White Mountains' net investment income is comprised primarily of interest income associated with the fixed maturity investments of its consolidated insurance and reinsurance operations, dividend income from its equity investments and interest income from its short-term investments. Net investment income for 2001, 2000 and 1999 consisted of the following:

	Year Ended December 31,
	2001	2000	1999
	Millions
Investment income:
Fixed maturity investments	$276.1	$63.1	$53.6
Short-term investments	12.2	19.9	6.1
Common equity securities	4.7	2.8	3.2
Other	.8	.7	.3

Total investment income	293.8	86.5	63.2
Less investment expenses and other charges	(9.3)	(.6)	(1.3)

Net investment income, before tax	$284.5	$85.9	$61.9

        The composition of realized investment gains (losses) for investments sold consisted of the following:

	Year Ended December 31,
	2001	2000	1999
	Millions
Fixed maturity investments	$170.4	$(9.2)	$.7
Common equity securities	10.3	(4.7)	61.3
Other investments	(7.6)	5.1	7.6

Net realized investment gains (losses), before tax	173.1	(8.8)	69.6
Income taxes attributable to realized investment gains and losses	(55.1)	4.2	(24.8)

Net realized investment gains (losses), after tax	$118.0	$(4.6)	$44.8

        White Mountains recognized gross realized investment gains of $290.8 million, $22.3 million and $90.4 million and gross realized investment losses of $117.7 million, $31.1 million and $20.8 million on sales of investment securities during 2001, 2000 and 1999, respectively. The components of White Mountains' change in unrealized investment gains, after tax, as recorded on the statements of income and comprehensive income were as follows:

	Year Ended December 31,
	2001	2000	1999
	Millions
Net change in pretax unrealized gains for investments securities held	$(13.9)	$65.1	$(11.7)
Net change in pretax unrealized gains from investments in unconsolidated affiliates held	.3	6.2	(98.9)

Net change in pretax unrealized investment gains for investments held	(13.6)	71.3	(110.6)
Income taxes attributable to investments held	9.1	(15.0)	36.9

Net change in unrealized gains for investments held, after tax	(4.5)	56.3	(73.7)

Recognition of pretax net unrealized gains for investments sold	(46.3)	(23.7)	(69.6)
Income taxes attributable to investments sold	10.3	7.8	24.4

Recognition of net unrealized gains for investments sold, after tax	(36.0)	(15.9)	(45.2)

Change in net unrealized investment gains, after tax	(40.5)	40.4	(118.9)
Net realized investment gains (losses), after tax	118.0	(4.6)	44.8

Total investment gains (losses) recorded during the period, after tax	$77.5	$35.8	$(74.1)

        The components of White Mountains' ending net unrealized investment gains and losses on its investment portfolio and its investments in unconsolidated insurance affiliates were as follows:

	Year Ended December 31,
	2001	2000
	Millions
Investment securities:
Gross unrealized investment gains	$111.8	$70.5
Gross unrealized investment losses	(113.5)	(12.0)

Net unrealized gains (losses) from investment securities	(1.7)	58.5
Net unrealized gains from investments in unconsolidated insurance affiliates	3.2	2.9

Total net unrealized investment gains, before tax	1.5	61.4
Income taxes attributable to such gains	5.6	(13.8)

Total net unrealized investment gains, after tax	$7.1	$47.6

        The cost or amortized cost, gross unrealized investment gains and losses, and carrying values of White Mountains' fixed maturity investments as of December 31, 2001 and 2000, were as follows:

	December 31, 2001
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
	Millions
U. S. Government and agency obligations	$1,846.0	$18.7	$(17.7)	$1,847.0
Debt securities issued by industrial corporations	3,512.5	12.7	(54.3)	3,470.9
Municipal obligations	69.1	1.5	(.3)	70.3
Mortgage-backed securities	468.0	4.2	(1.7)	470.5
Foreign government obligations	66.3	1.1	(.4)	67.0
Preferred stocks	194.6	30.0	(22.0)	202.6

Total fixed maturity investments	$6,156.5	$68.2	$(96.4)	$6,128.3

	December 31, 2000
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
	Millions
U. S. Government and agency obligations	$309.4	$9.5	$(.7)	$318.2
Debt securities issued by industrial corporations	310.6	3.9	(1.6)	312.9
Municipal obligations	265.7	3.0	(.2)	268.5
Mortgage-backed securities	102.4	1.3	(.4)	103.3
Foreign government obligations	52.2	.3	(.1)	52.4
Preferred stocks	22.7	.6	—	23.3

Total fixed maturity investments	$1,063.0	$18.6	$(3.0)	$1,078.6

        The cost or amortized cost and carrying value of White Mountains' fixed maturity investments at December 31, 2001 is presented below by contractual maturity. Actual maturities could differ from contractual maturities because borrowers may have the right to call or prepay certain obligations with or without call or prepayment penalties.

	December 31, 2001
	Cost or amortized cost	Carrying value
	Millions
Due in one year or less	$112.6	$114.3
Due after one year through five years	1,885.0	1,891.0
Due after five years through ten years	2,598.5	2,571.2
Due after ten years	897.8	878.8
Mortgage-backed securities	468.0	470.5
Preferred stocks	194.6	202.5

Total	$6,156.5	$6,128.3

        The cost or amortized cost, gross unrealized investment gains and losses, and carrying values of White Mountains' common equity securities and other investments as of December 31, 2001 and 2000, were as follows:

	December 31, 2001
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
	Millions
Common equity securities	$155.1	$26.0	$(7.5)	$173.6

Other investments	$150.0	$17.6	$(9.6)	$158.0

	December 31, 2000
	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Carrying value
	Millions
Common equity securities	$127.5	$21.1	$(3.8)	$144.8

Other investments	$117.3	$30.8	$(5.2)	$142.9

        White Mountains' consolidated insurance and reinsurance operations are required to maintain deposits with certain insurance regulatory agencies in order to maintain their insurance licenses. The fair value of such deposits totalled $510.1 million and $69.1 million as of December 31, 2001 and 2000, respectively.

        Sales and maturities of investments, excluding short-term investments, totalled $8,971.6 million, $582.1 million and $530.1 million for the years ended December 31, 2001, 2000 and 1999, respectively. There were no non-cash exchanges or involuntary sales of investment securities during 2001, 2000 or 1999.

        OneBeacon participates in a securities lending program whereby it loans investment securities to other institutions for short periods of time. OneBeacon receives a fee from the borrower in return for the use of its assets. OneBeacon's policy is to require collateral equal to approximately 102% of the fair value of the loaned securities, which is held by a third party. All securities loaned can be redeemed on short notice. The total market value of OneBeacon's securities on loan at December 31, 2001 was $1,766.9 million with corresponding collateral of $1,800.1 million.

NOTE 6. Debt

Short-term debt

        At December 31, 2001 the Company had $358.4 million of short-term debt outstanding, consisting of the $260.0 million Seller Note, which bears interest at a rate equal to 50 basis points over the rate on the Lehman Facility, $91.4 million representing the current portion of term loans under the Lehman Facility and $7.0 million in other short-term borrowings. At December 31, 2000 the Company had no short-term debt outstanding.

Long-term debt

        Long-term debt outstanding as of December 31, 2001 and 2000 consisted of the following:

	December 31,
	2001	2000
	Millions
Lehman Facility:
Revolving loan	$125.0	$—
Term loans	608.6	—

Total	733.6	—

Other Debt:
Medium-term notes	$5.1	$96.0
C-F Insurance Company seller note	25.0	—
Folksam seller note	3.3	—

Total long-term debt	$767.0	$96.0

        A schedule of contractual repayments of White Mountains' debt as of December 31, 2001 follows:

December 31, 2001
Millions
Due in one year or less	$358.4
Due in 2 to 3 years	136.9
Due in four to five years	253.1
Due after five years	377.0

Total	$1,125.4

Lehman Facility

General

        In connection with the Acquisition, the Lehman Facility was provided to Fund American Companies, Inc. ("Fund American"), a wholly-owned subsidiary of the Company, as the borrower. The Lehman Facility is comprised of two term loan facilities and a revolving credit facility. The term loan facilities are comprised of a $300.0 million Tranche A Loan with a five-year maturity and a $400.0 million Tranche B Loan with a six-year maturity. The revolving credit facility provides for revolving credit loans of up to $175.0 million, including up to $25.0 million available for the issuance of letters of credit. The revolving credit facility expires on June 1, 2006.

Interest Rate, Fees

        All borrowings under the Lehman Facility bear interest, at Fund American's election, at a rate per annum equal to either: (a) the base rate (generally, the higher of (x) the prime lending rate of the British Banking Association and (y) the Federal funds rate as established by the Federal Reserve Bank of New York plus 0.50%) plus (i) 0.50% to 1.75%, in the case of the revolving credit facility and the Tranche A Loan, and (ii) 1.50% to 2.50%, in the case of the Tranche B Loan, or (b) the eurodollar rate (the rate based on a formula relating to the rate for dollar deposits in the interbank eurodollar market for a given interest period) plus (i) 1.50% to 2.75%, in the case of the revolving credit facility and the Tranche A Loan, and (ii) 2.50% to 3.50%, in the case of the Tranche B Loan.

        A commitment fee calculated at a rate of between 0.25% and 0.375% per annum is payable on the average daily unused portion of the revolving credit facility.

Interest Rate Swaps

        Since June 2001, Fund American has entered into a series of interest rate swaps with large financial institutions that were undertaken to achieve a fixed interest rate on the term loans under the Lehman Facility. The interest rate swaps consist of a $200.0 million notional contract that was executed in June 2001, which is indexed to a 6.050% ten-year rate, a $200.0 million notional contract that was executed in September 2001, which is indexed to a 3.955% three-year rate, and $100.0 million and $200.0 million notional contracts that were executed in October 2001, which are indexed to a 3.825% three-year rate.

        Pursuant to SFAS No. 133, the interest rate swaps are carried at fair value on White Mountains' balance sheet with changes in their fair value reported directly through the income statement as the swap investments do not match the duration of the Lehman Facility. As a result, the swaps do not satisfy the criteria for hedge accounting under SFAS No. 133. As of December 31, 2001, the aggregate market value of the interest rate swaps was a net liability of $4.9 million.

        As of December 31, 2001, the weighted average interest rate for the $700.0 million outstanding under the term portion of the Lehman Facility, after giving effect to the interest rate swaps, was fixed at approximately 7.05%. As of December 31, 2001, the interest rate on the $125.0 million outstanding under the revolving portion of the Lehman Facility was based on the eurodollar rate in effect at that time plus 2.13%, or 4.13%.

Repayments and Prepayments

        The Tranche A Loan and the Tranche B Loan are repaid quarterly in amounts equal to a specified percentage rate multiplied by the principal amount borrowed.

        The term loans may be prepaid at any time without premium or penalty with the exception that any payments on the Tranche B Loan on or prior to December 1, 2002, shall include a prepayment premium ranging from 0.5% to 1.5%.

        The credit facilities are subject to mandatory prepayments with (i) 50% of the net proceeds in excess of $5.0 million from certain equity issuances and (ii) 100% of the net proceeds in excess of $10.0 million from certain asset sales.

Guarantees

        The obligations of Fund American with respect to the Lehman Facility are unconditionally guaranteed by OneBeacon, each of its subsidiaries (other than insurance company subsidiaries, certain foreign subsidiaries, and A.W.G. Dewar) and Fund American Enterprises Holdings, Inc., a wholly owned subsidiary of White Mountains.

        The obligations of Fund American and each guarantor with respect to the Lehman Facility are secured by a perfected first priority security interest in all their assets including the capital stock of their non-insurance company subsidiaries (other than A.W.G. Dewar) and each of their first-tier insurance company subsidiaries.

Certain Covenants

        The Lehman Facility contains affirmative covenants which include:

  •
  reporting requirements;

  •
  conduct of business and compliance with laws;

  •
  requirements to maintain properties and insurance; and

  •
  requirements to maintain interest rate protection.

        The Lehman Facility also contains negative covenants that restrict the ability to:

  •
  incur indebtedness and issue preferred stock;

  •
  incur liens;

  •
  engage in certain mergers, acquisitions, consolidations and asset sales;

  •
  declare dividends or redeem or repurchase capital stock;

  •
  make certain investments;

  •
  make payments in respect of, or modify the terms of, subordinated indebtedness and other debt instruments;

  •
  transact with affiliates; and

  •
  enter into sale and leaseback transactions.

        In addition, the Lehman Facility requires compliance with various financial covenants, including minimum interest and fixed charge coverage, maximum financial leverage, minimum net worth and statutory surplus and minimum risk-based capital ratios. At December 31, 2001, White Mountains was in compliance with all of the covenants under the Lehman Facility.

Events of Default

        The Lehman Facility contains customary events of default including payment defaults, breaches of representations and warranties, covenant defaults, cross-default to certain other indebtedness, bankruptcy and insolvency events, ERISA violations, material judgements, invalidity of any guarantee or security document and a change of control.

Other Debt

        At December 31, 2000 the Company had $96.0 million in medium-term notes outstanding. Pursuant to the Debt Tender, the Company repurchased and retired $90.9 million of Notes and subsequently prepaid the $5.1 million balance of the Notes through the Debt Escrow. The Company recorded a $4.8 million extraordinary loss on extinguishment of debt in connection with the Debt Tender and the Debt Escrow during 2001.

        In September 2001 Folksamerica acquired C-F Insurance Company, an inactive insurance company in run-off, for total consideration of $49.2 million plus related expenses. The purchase consideration included the issuance of a $25.0 million, five-year note by Folksamerica which may be reduced by adverse loss development experienced by C-F Insurance Company post-acquisition.

        Fund American Re acquired substantially all of the international reinsurance operations of Folksam. The $64.0 million purchase price was paid in a combination of cash, Common Shares and a $3.0 million note (denominated in Swedish Kronor) due in 2006.

        Total interest expense incurred by White Mountains for its indebtedness was $45.7 million, $16.1 million and $14.7 million in 2001, 2000 and 1999, respectively. Total interest paid by White Mountains for its indebtedness was $35.0 million, $16.1 million and $15.6 million in 2001, 2000 and 1999, respectively.

NOTE 7. Income Taxes

        In connection with the Redomestication, the Company and certain of its subsidiaries changed their domicile to either Bermuda or Barbados while certain other subsidiaries remained domiciled in the United States. As a result, income earned by the US Companies will generally be subject to an effective overall tax rate lower than that imposed by the United States, however, no tax benefits will be attained in the event of net losses incurred by such companies. These factors may serve to increase or decrease White Mountains' effective tax rate for 1999 and beyond, depending on the events and circumstances occurring during such periods.

        In connection with the Redomestication, the Company was treated as if it sold all of its directly owned assets in a fully taxable transaction in which gains, but not losses, were recognized. The Company incurred a tax liability upon the Redomestication of approximately $13.5 million.

        The total income tax provision (benefit) consisted of the following:

	Year Ended December 31,
	2001	2000	1999
	Millions
United States income tax provision (benefit)	$(175.4)	$38.0	$47.0
State and local income tax provision	2.0	1.7	6.0
United States withholding tax and foreign income tax provision (benefit)	(.9)	2.8	.1

Total income tax provision (benefit)	$(174.3)	$42.5	$53.1

Net income tax payments	$8.4	$54.5	$14.1

Income taxes recorded directly to shareholders' equity related to:
Changes in net unrealized investment gains and losses	$19.4	$(7.2)	$61.3
Changes in net foreign currency translation gains and losses	$.8	$.4	$(.5)

        The components of the income tax provision (benefit) on pretax earnings follow:

	Year Ended December 31,
	2001	2000	1999
	Millions
Current	$11.7	$58.2	$14.3
Deferred	(186.0)	(15.7)	38.8

Total income tax provision (benefit) on pretax earnings	$(174.3)	$42.5	$53.1

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts received for tax purposes. Deferred income tax assets and liabilities are shown net in circumstances where a consolidated income tax return is filed. An outline of the significant components of White Mountains' deferred tax assets and liabilities follows:

	December 31,
	2001	2000
	Millions
Deferred income tax assets related to:
Net operating loss and tax credit carryforwards	$363.2	$29.3
Discounting of loss reserves	122.8	60.3
Compensation and benefit accruals	121.0	4.1
Unearned insurance and reinsurance premiums	114.5	7.2
Involuntary pool and guaranty fund accruals	51.3	—
Fixed assets	43.5	—
Deferred gain on reinsurance contract	16.3	7.1
Allowance for doubtful accounts	14.0	1.0
Other items	44.9	5.9

Total deferred income tax assets	$891.5	$114.9
Deferred income tax liabilities related to:
Deferred acquisition costs	107.0	9.6
Prepaid pension cost	18.9	—
Net unrealized investment gains	3.3	.2
Other items	10.9	—

Total deferred income tax liabilities	140.1	9.8
Net deferred tax assets before valuation allowance	751.4	105.1
Valuation allowance	(55.0)	—

Net deferred tax assets	$696.4	$105.1

        The Company believes that it is more likely than not that results of future operations will generate sufficient taxable income to realize the deferred tax asset balances carried as of December 31, 2001 and 2000. The valuation allowance at December 31, 2001 reflects management's assessment that it is more likely than not that the benefit related to certain foreign tax credit carryforwards may not be realized before expiration of the carryforward period.

        A reconciliation of taxes calculated using the 35% United States statutory rate (the tax rate at which the majority of the Company's worldwide operations are taxed) to the income tax provision on pretax earnings follows:

	Year Ended December 31,
	2001	2000	1999
	Millions
Tax (benefit) provision at the United States statutory rate	$(147.8)	$124.4	$56.5
Differences in taxes resulting from:
Deferred credit amortization and purchase price adjustments	(23.8)	(6.3)	(7.9)
Tax reserve adjustments	5.1	5.5	6.1
State income taxes, net	1.3	1.2	3.9
Non-United States net earnings	1.8	(88.6)	(3.6)
United States income tax incurred upon the Redomestication	—	11.0	2.5
Tax exempt interest and dividends	(4.5)	(3.9)	(3.6)
Foreign and withholding taxes	(.9)	2.8	.1
Non deductible interest expense	3.6	—	—
Other, net	(9.1)	(3.6)	(.9)

Total income tax (benefit) provision on pretax earnings	$(174.3)	$42.5	$53.1

        The non-United States component of pretax earnings (loss) was $(5.1) million, $395.9 million and $9.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

        During 2000, the Company released a $95.0 million tax reserve relating to its 1991 sale of Fireman's Fund.

        At December 31, 2001, there were net operating loss carryforwards of approximately $800.0 million available, the majority of which will expire in 2020. Certain of these tax losses are subject to an annual limitation on utilization under Internal Revenue Code Section 382.

        At December 31, 2001, there were foreign tax credit carryforwards and alternative tax credit carryforwards available of approximately $55.0 million and $27.0 million, respectively. The foreign tax credits begin to expire in 2002. The alternative minimum tax credits do not expire.

        The United States federal income tax returns of the US Companies are routinely audited by taxing authorities. In management's opinion, adequate tax liabilities have been established for all open tax years.

        On March 9, 2002, President Bush signed into law the Job Creation and Worker Assistance Act of 2002. Pursuant to the Act, subsidiaries of White Mountains will be allowed to carryback losses from 2001 and 2002 an additional three years. Federal taxes incurred and available for recoupment in the extended carryback period total approximately $250.0 million. White Mountains is in the process of calculating the potential refund it will receive under this new provision.

NOTE 8. Retirement and Postretirement Plans

        Certain subsidiaries of the Company offer various retirement and postretirement benefits to its employees. Under the terms of these plans, White Mountains reserves the right to change, modify or discontinue the plans. Prior to the purchase of OneBeacon, the cost associated with the retirement and postretirement benefits was not material to White Mountains' financial statements.

        Certain subsidiaries of the Company sponsor qualified and non-qualified, non-contributory, defined benefit plans covering substantially all employees. The benefits for the plans are based primarily on years of service and employees' pay near retirement. Participants generally vest after five years of continuous service. White Mountains' funding policy is consistent with the funding requirements of federal laws and regulations.

        In addition to the defined benefit plans, certain of the Company's subsidiaries have multiple contributory postretirement benefit plans which provide medical and life insurance benefits to pensioners and survivors. White Mountains' funding policy is to make contributions to the Plan that are necessary to cover its current obligations.

        The following table sets forth (i) the change in the benefit obligation, (ii) the change in the fair value of plan assets, (iii) the resulting funded status reconciled with amounts reported in White Mountains' consolidated financial statements, and (iv) the weighted average assumptions associated with the various pension plan and postretirement benefits as of December 31, 2001:

	Pension Benefits	Other Postretirement Benefits
	Millions
Benefit obligation in respect of companies acquired	$552.3	$137.6
Service cost	12.0	2.1
Interest cost	21.8	5.6
Curtailment	(15.1)	(15.7)
Plan amendments	15.1	—
Actuarial loss	9.0	11.4
Benefits and expenses paid, net of participant contributions	(28.7)	(4.4)

Benefit obligation as of December 31, 2001	$566.4	$136.6

Fair value of plan assets in respect of companies acquired	$540.0	$—
Actual return on plan assets	7.5	—
Employer contributions	2.5	4.4
Benefits and expenses paid, net of participant contributions	(28.7)	(4.4)

Fair value of plan assets as of December 31, 2001	$521.3	$—

Funded status as of December 31, 2001	$(45.1)	$(136.6)
Unrecognized actuarial loss	15.1	11.4
Unrecognized prior service cost	15.1	—

Net liability as of December 31, 2001	$(14.9)	$(125.2)

Weighted average assumptions:
Effective discount rate	6.50%	6.50%
Expected return on plan assets	7.50%	—
Rate of compensation increase	4.00%	—

        The components of net pension costs were as follows:

	Pension Benefits	Other Postretirement Benefits
	Millions
Service cost	$12.0	$2.1
Interest cost	21.8	5.6
Expected return on plan assets	(28.7)	—

Net periodic pension cost	$5.1	$7.7

        For measurement purposes, a 10.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for 2001. The rate was assumed to decrease gradually to 5% over a six year period and remain constant thereafter.

        Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one percent change in assumed health care cost trend rates would have the following effects:

	One Percent Increase	One Percent Decrease
	Millions
Effect on total service and interest cost components	$1.3	$(1.1)
Effect on postretirement benefit obligation	17.0	(15.0)

        Certain of the Company's subsidiaries sponsor various employee savings plans (defined contribution plans) covering the majority of employees. The plans provide for salary reduction contributions by qualifying employees and matching contributions of up to six percent of qualifying employees' salary. Total expense for the plans was $9.6 million and $1.5 million in 2001 and 2000, respectively.

        OneBeacon has a post-employment benefit liability of $16.6 million related to its long-term disability plan at December 31, 2001.

NOTE 9. Employee Share-Based Compensation Plans

White Mountains' Incentive Plan (the "Incentive Plan")

        The Incentive Plan provides for granting to certain officers of the Company, and certain of its subsidiaries, various types of share-based incentive awards including performance shares, Restricted Shares and Options. On August 23, 2001, the Company's shareholders approved an amendment to the Incentive Plan which provided a fresh inventory of 300,000 Common Shares available for grant thereunder over a ten year period. As a result, 300,000 Common Shares were available for grant under the Incentive Plan at December 31, 2001.

        Performance shares are conditional grants of a specified maximum number of Common Shares or an equivalent amount of cash. Grants are generally earned, subject to the attainment of pre-specified performance goals, at the end of a three-year period or as otherwise determined by the Compensation Committee of the Board. The performance goal for full payment of performance shares issued during 1999 and 2000 is the achievement of a 13% annual after tax return on equity (as specifically defined by the Company's Compensation Committee) as measured over the applicable performance periods. These performance shares can double if after-tax returns on equity significantly exceed 13% over the performance periods. The performance goal for full payment of performance shares issued during 2001 is, in whole or in part, based on the achievement of a 12.1% annual after tax return on equity. The Company's return on equity used to determine awards includes the cost of all projected compensation awards. For certain officers, the performance goal for full payment of performance shares issued during 2001 is, in part, based on the achievement of a 105% core insurance operations trade ratio for the period July 1, 2001 to December 31, 2003 (as specifically defined by the Company's Compensation Committee). These performance shares can double if the trade ratio is 101% or less.

        For the three-year performance periods beginning 2001, 2000 and 1999, White Mountains granted a total of 84,600, 34,000 and 31,300 performance shares, respectively, under the Incentive Plan. No performance share awards were paid during 2001 or 2000. During 1999 White Mountains paid a total of 141,650 performance shares to its participants in Common Shares and cash. Performance shares paid during 1999 included 58,100 performance shares relating to the period from 1996 to 1998, 40,300 performance shares paid early relating to the period from 1997 to 1999 and 43,250 performance shares paid early relating to the period from 1998 to 2000.

        For 2001 the Compensation Committee made a one time award of Restricted Shares to key officers of the Company. Pursuant to the Incentive Plan, White Mountains issued 94,500 Restricted Shares, of which 21,000 vest in December 2002 and 73,500 vest in June 2003. Vesting of Restricted Share awards is dependent on continuous service by the employee throughout the award period. There are no other restrictions on the Restricted Shares once they have become fully vested.

        At December 31, 2001, the Company had outstanding 80,665 Options (15,865 of which were exercisable) issued to certain key employees which vest incrementally over a ten year period. The Options had a weighted average exercise price of $118.22 per Common Share at December 31, 2001. During 2001, 335 Options were exercised at an exercise price of $118.15 per Common Share.

OneBeacon Performance Plan

        OneBeacon's Performance Plan (the "Performance Plan") provides for granting of performance shares to certain key employees of OneBeacon. The performance goals for full payment of performance shares issued under the Performance Plan are similar to those of the Incentive Plan.

        For the thirty-month performance period from July 1, 2001 to December 31, 2003, OneBeacon granted a total of 148,100 performance shares to its key employees. No performance shares were paid during 2001 under the Performance Plan.

Other Share-Based Compensation

        The defined contribution plans of OneBeacon and Folksamerica (the "401(k) Plans") offer its participants the ability to invest their balances in several different investment options, including the Company's Common Shares. As of December 31, 2001 and 2000, the 401(k) Plans owned less than 1% of the total Common Shares outstanding. In connection with the Acquisition, eligible OneBeacon employees received a one-time contribution of two Common Shares which resulted in the issuance of 11,980 Common Shares.

        The Company's Chairman formerly held warrants to acquire Common Shares entitling him to buy 1,000,000 Common Shares for $21.66 per Common Share. During 1999 the Chairman exercised the warrants early in exchange for a one-time payment of $6.0 million. This one-time payment compensated the Chairman for the estimated interest cost of borrowing the strike price and the amounts required to prematurely pay his income taxes. The 1999 exercise of warrants provided the Company with increased tax deductible expenses.

Share-Based Compensation Expense

        White Mountains expenses its performance shares awarded under the Incentive Plan and the Performance Plan over the relevant performance period assuming full vesting at the current market value of Common Shares. During 2001, 2000 and 1999, White Mountains recorded compensation charges of $31.6 million, $25.8 million, and $6.1 million, respectively, for outstanding performance shares. White Mountains' performance share expense in 2001 was higher than 2000 as a result of performance shares issued to OneBeacon employees post-acquisition. White Mountains' performance share expense in 2000 was higher than that of 1999 due to a significant increase in the value of Common Shares during that year and the recording of additional performance share expense in expectation of the 1999 and 2000 performance share awards vesting at an amount greater than 100% in light of above target results for those award periods.

        The Company applies APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations in accounting for its Options and Restricted Shares. During 2001 the Company recognized a $9.5 million compensation charge for its outstanding Options and recognized a $10.4 million compensation charge for its outstanding Restricted Shares.

        White Mountains has adopted the disclosure-only provisions of SFAS No. 123, "Accounting for Stock Based Compensation" with respect to its outstanding Options and Restricted Shares. Had share-based compensation expense been determined based on the fair value at the grant dates for these awards using a Black-Scholes option valuation model, consistent with the provisions of SFAS No. 123, the compensation charge for the Options and Restricted Shares would have been less than the amount actually recognized by the Company under APB No. 25 for the year ended December 31, 2001. This would have had an anti-dilutive effect on the pro forma results of operations for the year ended December 31, 2001. The pro forma effect of recognizing compensation charge for its vested Options under SFAS No. 123 for the year ended December 31, 2000 would have been $.3 million, or $.06 per diluted Common Share. There were no

Restricted Shares outstanding during 2000 and there were no Restricted Shares or Options outstanding during 1999.

NOTE 10.  Minority Interest—Mandatorily Redeemable Preferred Stock of Subsidiaries and Convertible Preference Shares

Berkshire Preferred Stock

        On June 1, 2001, Berkshire purchased for $225.0 million, $300.0 million in face value of cumulative non-voting preferred stock of a subsidiary of the Company. The Berkshire Preferred Stock is entitled to a dividend of no less than 2.35% per quarter and is mandatorily redeemable after seven years. During 2001, White Mountains declared and paid dividends of $16.4 million on the Berkshire Preferred Stock and recorded $5.1 million of related accretion charges (See Note 2).

Zenith Preferred Stock

        On June 1, 2001, Zenith purchased $20.0 million in cumulative non-voting preferred stock of a subsidiary of the Company. The Zenith Preferred Stock is entitled to a dividend of no less than a 2.5% per quarter through June 30, 2007 and a dividend of no less than 3.5% per quarter thereafter and is mandatorily redeemable after ten years. During 2001, White Mountains declared and paid dividends of $1.7 million on the Zenith Preferred Stock.

Convertible Preference Shares

        On June 1, 2001, a small group of private investors purchased 2,184,583 Convertible Preference Shares. Upon approval by shareholders at the 2001 Annual Meeting, the Convertible Preference Shares were repurchased and cancelled in consideration of 2,184,583 Common Shares. This required the Convertible Preference Shares to be marked-to-market, (i.e., redemption value) until the date the Convertible Preference Shares were converted to shareholders' equity, which occurred on August 23, 2001. This resulted in a $305.1 million charge to retained earnings, with an offsetting increase to paid-in surplus. During 2001, White Mountains declared and paid dividends of $.3 million on the Convertible Preference Shares.

NOTE 11. Common Shareholders' Equity

Common Shares repurchased and retired

        During 2001, 2000 and 1999 the Company repurchased 6,000 Common Shares for $1.9 million, 65,838 Common Shares for $8.3 million and 1,020,150 Common Shares for $139.5 million, respectively. In conformance with Bermuda law, the Company retires all Common Shares it repurchases.

Common Shares issued

        During 2001 the Company issued a total of 2,390,566 Common Shares which consisted of 2,184,583 Common Shares issued in connection with the conversion of the Convertible Preference Shares, 86,385 Common Shares issued in connection the purchase of the Folksam net assets, 94,500 Restricted Shares issued to key employees and 25,098 Common Shares issued to employees in connection with various White Mountains share-based compensation plans. No Common Shares were issued during 2000. During 1999 the Company issued a total of 1,137,495 Common Shares to its employees and Directors in satisfaction of the Chairman's warrant exercise and various employee benefit plan obligations.

Dividends on Common Shares

        During 2001, 2000 and 1999 the Company declared and paid cash dividends totalling $5.9 million (or $1.00 per Common Share), $7.1 million (or $1.20 per Common Share) and $8.8 million (or $1.60 per Common Share), respectively.

Warrants to Acquire Common Shares

        On June 1, 2001, Berkshire purchased the Warrants from the Company for $75.0 million in cash entitling it to acquire 1,714,285 Common Shares at an exercise price of $175.00 per Common Share. The Warrants have a term of seven years from the date of issuance although the Company has the right to call the Warrants for $60.0 million in cash commencing on the fourth anniversary of their issuance. See Note 2.

NOTE 12. Statutory Capital and Surplus

        White Mountains' insurance and reinsurance operations are subject to regulation and supervision in each of the jurisdictions where they are domiciled and licensed to conduct business. Generally, regulatory authorities have broad supervisory and administrative powers over such matters as licenses, standards of solvency, premium rates, policy forms, investments, security deposits, methods of accounting, form and content of financial statements, reserves for unpaid loss and loss adjustment expenses, reinsurance, minimum capital and surplus requirements, dividends and other distributions to shareholders, periodic examinations and annual and other report filings. In general, such regulation is for the protection of policyholders rather than shareholders. Over the last several years most states have implemented laws that establish standards for current, as well as continued, state accreditation. In addition, the National Association of Insurance Commissioners uses risk-based capital standards for property and casualty companies as a means of monitoring certain aspects affecting the overall financial condition of insurance companies. At December 31, 2001, White Mountains' active insurance and reinsurance subsidiaries met their respective risk-based capital requirements.

        OneBeacon's consolidated combined policyholders' surplus, as reported to various regulatory authorities as of December 31, 2001, was $2,406.5 million. OneBeacon's consolidated combined statutory net loss for the year ended December 31, 2001 was $408.4 million. The principal differences between OneBeacon's combined statutory amounts and the amounts reported in accordance with GAAP include deferred acquisition costs, gains recognized under retroactive reinsurance contracts and market value adjustments for debt securities. OneBeacon's insurance subsidiaries' statutory policyholders' surplus at December 31, 2001 was in excess of the minimum requirements of relevant state insurance regulations. Further, the amount of minimum statutory capital and surplus necessary to satisfy regulatory requirements was not significant in relation to each insurance subsidiaries' statutory capital and surplus.

        Under the insurance laws of the states under which OneBeacon's insurance subsidiaries are domiciled, OneBeacon's insurance subsidiaries may pay dividends only from earned surplus as determined on a statutory basis. Generally, the maximum amount of cash dividends that OneBeacon's insurance subsidiaries may pay out of their statutory earned surplus without prior regulatory approval in any twelve month period is the greater of the company's prior year statutory net income or 10% of prior year end statutory surplus. Accordingly, there is no assurance that dividends may be paid by OneBeacon's insurance subsidiaries in the future. At December 31, 2001, OneBeacon's insurance subsidiaries have the ability to pay dividends to its shareholder of $235.6 million in 2002 without prior approval of regulatory authorities.

        Folksamerica's policyholders' surplus, as reported to various regulatory authorities as of December 31, 2001, and 2000, was $804.8 million and $443.9 million, respectively. The large increase in surplus from 2000 to 2001 resulted principally from a $400.0 million capital contribution it received from it's parent, OneBeacon, in the form of cash to permit Folksamerica to further capitalize on improved pricing trends emerging after the Attacks. Folksamerica's statutory net income (loss) for the years ended December 31, 2001, 2000 and 1999 was $(35.3) million, $(20.0) million and $48.6 million, respectively. The principal differences between Folksamerica's statutory amounts and the amounts reported in accordance with GAAP include deferred taxes, deferred acquisition costs, gains recognized under retroactive reinsurance contracts and market value adjustments for debt securities. Folksamerica's statutory policyholders' surplus at December 31, 2001 was in excess of the minimum requirements of relevant state insurance regulations. Further, the amount of minimum statutory capital and surplus necessary to satisfy regulatory requirements was not significant in relation to Folksamerica's statutory capital and surplus.

        Under the insurance laws of the state of New York, Folksamerica may pay dividends only from earned surplus as determined on a statutory basis. Generally, the maximum amount of cash dividends that a New York-domiciled company may pay out of its statutory earned surplus without prior regulatory approval in any twelve month period is the lesser of the company's statutory net investment income or 10% of statutory surplus. Accordingly, there is no assurance that dividends may be paid by Folksamerica in the future. At December 31, 2001, Folksamerica has the ability to pay a dividend to its shareholder of approximately $30 million in 2002 without prior approval of regulatory authorities.

        The aggregate policyholders' surplus of Peninsula Insurance Company ("Peninsula") and American Centennial at December 31, 2001 and 2000, as reported to regulatory authorities, was $54.0 million and $60.5 million, respectively. Statutory net loss for the years ended December 31, 2001 and 2000 and the period from October 16, 1999 to December 31, 1999 for Peninsula and American Centennial totalled $6.2 million, $1.7 million and $3.9 million, respectively. The principal differences between Peninsula and American Centennial's statutory amounts and the amounts reported in accordance with GAAP include deferred taxes, deferred acquisition costs and market value adjustments for debt securities. Peninsula and American Centennial's statutory policyholders' surplus at December 31, 2001 was in excess of the minimum requirements of relevant state insurance regulations. Further, the amount of minimum statutory capital and surplus necessary to satisfy regulatory requirements was not significant in relation to Peninsula and American Centennial statutory capital and surplus.

        Under the insurance laws of the states under which Peninsula and American Centennial are domiciled, Peninsula and American Centennial may pay dividends only from earned surplus as determined on a statutory basis. Generally, the maximum amount of cash dividends that Peninsula and American Centennial may pay out of their statutory earned surplus without prior regulatory approval in any twelve month period is the greater of the company's statutory net income or 10% of statutory surplus. Accordingly, there is no assurance that dividends may be paid by Peninsula and American Centennial in the future. At December 31, 2001, $1.9 million of Peninsula's total statutory surplus was available for the payment of dividends in 2002 to its shareholder without prior approval of regulatory authorities. At December 31, 2001, no dividends could be paid from American Centennial to its shareholder without prior approval of regulatory authorities.

NOTE 13. Segment Information

        White Mountains has determined that its reportable segments include OneBeacon, Folksamerica and Other Insurance Operations and Holding Company (consisting of American Centennial, British Insurance Company, Peninsula, Esurance, Fund American Re and the operations of the Company and certain of its intermediate subsidiary holding companies). OneBeacon's operations further include four distinct underwriting sub-segments consisting of Personal, Commercial, Specialty and Non-core insurance products. The Personal and Commercial sub-segments consist of agency-produced business in New England, New York and New Jersey. Personal products include auto, homeowners and Custom-Pac products (combination policies offering home and auto coverage with optional umbrella, ocean marine and inland marine coverages). Commercial products include package (combination policies offering property and liability coverage), commercial auto and workers compensation. Specialty products principally include non-crop farm and ranch business, ocean marine and tuition reimbursement. Non-core products include business assumed from Liberty Mutual in connection with the Renewal Rights Agreement, business in territories subject to the Renewal Rights Agreement written prior to November 1, 2001, premiums generated from National Farmers Union and national programs and national accounts and certain other insurance products in run-off.

        White Mountains has made its segment determination based on consideration of the following criteria: (i) the nature of the business activities of each of the Company's subsidiaries and affiliates; (ii) the manner in which the Company's subsidiaries and affiliates are organized; (iii) the existence of primary managers responsible for specific subsidiaries and affiliates; and (iv) the organization of information provided to the Board. There are no significant intercompany transactions among White Mountains' segments other than occasional intercompany sales and transfers of investment securities (gains and losses resulting from such transfers have been eliminated herein).

        Certain amounts in the prior periods have been reclassified to conform with the current presentation. Selected financial information for White Mountains' segments follows:

	OneBeacon	Folksamerica	Other Insurance Operations and Holding Company	Total
	Millions
Year ended December 31, 2001
Earned insurance and reinsurance premiums	$2,208.2	$421.5	$26.4	$2,656.1
Net investment income	228.4	45.6	10.5	284.5
Net realized gains (losses) on sales of investments	183.1	23.9	(33.9)	173.1
Gains on sales of subsidiaries and other assets	—	—	20.2	20.2
Amortization of deferred credits and other benefits and other revenue	(3.4)	17.7	85.4	99.7

Total revenues	$2,616.3	$508.7	$108.6	$3,233.6

Pretax loss	$(269.2)	$(42.2)	$(110.8)	$(422.2)
Income tax benefit	113.0	14.1	47.2	174.3
Accretion and dividends on preferred stock	—	—	(23.2)	(23.2)

Net loss from continuing operations	$(156.2)	$(28.1)	$(86.8)	$(271.1)

Year ended December 31, 2000
Earned insurance and reinsurance premiums	$—	$312.5	$21.9	$334.4
Net investment income	—	57.6	28.3	85.9
Net realized gains (losses) on sales of investments	—	(12.3)	3.5	(8.8)
Gains on sales of subsidiaries and other assets	—	—	386.2	386.2
Amortization of deferred credits and other benefits and other revenue	—	20.1	30.4	50.5

Total revenues	$—	$377.9	$470.3	$848.2

Pretax earnings (loss)	$—	$(29.5)	$384.9	$355.4
Income tax benefit (provision)	—	19.4	(61.9)	(42.5)

Net income (loss) from continuing operations	$—	$(10.1)	$323.0	$312.9

Year ended December 31, 1999
Earned insurance and reinsurance premiums	$—	$211.0	$72.2	$283.2
Net investment income	—	49.9	12.0	61.9
Net realized gains on sales of investments	—	28.0	41.6	69.6
Gains on sales of subsidiaries and insurance assets	—	15.8	88.1	103.9
Amortization of deferred credits and other benefits and other revenue	—	20.3	40.3	60.6

Total revenues	$—	325.0	254.2	579.2

Pretax earnings	$—	$54.7	$106.8	$161.5
Income tax provision	—	(9.8)	(43.3)	(53.1)

Net income from continuing operations	$—	$44.9	$63.5	$108.4

Ending assets
December 31, 2001	$12,831.9	$3,042.4	$618.5	$16,492.8
December 31, 2000	$—	$2,769.5	775.7	$3,545.2

        The following table provides financial information on OneBeacon's four distinct underwriting sub-segments consisting of its Personal, Commercial, Specialty and Non-core insurance products. Discrete financial information for these sub-segments is limited to the information provided below:

	OneBeacon
	Personal	Commercial	Specialty	Non-core	Total
	Millions
Seven months ended December 31, 2001
Earned insurance premiums	$521.5	$427.5	$127.0	$1,132.2	$2,208.2
Loss and loss adjustment expenses (a)	(445.6)	(449.6)	(79.9)	(1,098.7)	(2,073.8)
Other underwriting expenses	(134.1)	(173.8)	(41.0)	(439.1)	(788.0)

Net underwriting gain (loss)	$(58.2)	$(195.9)	$6.1	$(405.6)	$(653.6)

(a)
Loss and loss adjustment expenses include losses, net of reinsurance, associated with the Attacks of $2.8 million, $98.1 million and $4.1 million     in the Personal, Commercial and Non-core lines, respectively.

NOTE 14. Investments in Unconsolidated Insurance Affiliates

        White Mountains' investments in unconsolidated insurance affiliates represent operating investments in other insurers in which White Mountains has a significant voting and economic interest but does not own more than 50.0% of the entity. White Mountains' voting percentages and directorships in its unconsolidated affiliates do not provide White Mountains the ability to exercise significant influence over the operating and financial policies of its investees.

Investment in Montpelier

        In December 2001 White Mountains, the Benfield Group plc and several other private investors established Montpelier and Montpelier Re. OneBeacon invested $180.0 million in Montpelier consisting of 1,800,000 common shares of Montpelier valued at $100 per share and the Company received warrants to acquire an additional 797,088 common shares at $100 per share over the next ten years. At December 31, 2001, OneBeacon owned 20.6% of the outstanding common shares of Montpelier and accounts for this investment using the equity method. At December 31, 2001, White Mountains carried its investment in Montpelier common shares at $177.4 million. Amounts recorded by White Mountains during 2001 relating to its investment in Montpelier consisted of a $3.0 million equity in loss from Montpelier's operations and a $.4 million equity in net unrealized gains from Montpelier's investment portfolio. The fair value of the warrants to acquire Montpelier common stock was immaterial at December 31, 2001, as the book value of Montpelier at that time was less than the Company's exercise price. No dividends were declared or paid by Montpelier during 2001.

Investment in Main Street America Holdings, Inc.

        At December 31, 2001, 2000 and 1999, White Mountains owned 222,093 shares of the common stock of Main Street America. This represented 50.0% of the total shares of Main Street America common stock outstanding at those times. White Mountains' investment in Main Street America is accounted for using the equity method. The following table provides summary financial amounts recorded by White Mountains relating to its investment in Main Street America common stock:

	2001	2000	1999
	Millions
Amounts recorded by White Mountains:
Investment in Main Street America Common Stock (a)	$133.7	$130.6	$119.3
Equity in earnings from Main Street America Common Stock (b)	2.2	1.0	11.6
Equity in net unrealized investment gains (losses) from Main Street America's investment portfolio (c)	.9	6.2	(12.5)

(a)
Includes related goodwill of $2.5 million, $3.7 million and $2.6 million at December 31, 2001, 2000 and 1999, respectively.

(b)
Recorded net of related amortization of goodwill.

(c)
Recorded directly to shareholders' equity (after tax) as a component of other comprehensive income.

        At December 31, 2001 and 2000, White Mountains' consolidated retained earnings included $28.9 million and $26.7 million, respectively, of accumulated undistributed earnings of Main Street America (net of related amortization of goodwill). No dividends were declared or paid by Main Street America during 2001, 2000 and 1999.

Investment in Financial Security Assurance

        During 2000 White Mountains concluded the Dexia Sale, which included all its holdings of Financial Security Assurance at that time, for proceeds of $620.4 million and recognized a pretax gain of $391.2 million.

        White Mountains owned 6,943,316 shares of FSA Common Stock at December 31, 1999. This represented approximately 21.2% of the total shares of FSA Common Stock outstanding at that time. At December 31, 1999, White Mountains also owned FSA Preferred Stock which provided White Mountains the right to acquire 2,000,000 additional shares of FSA Common Stock for net consideration of $59.3 million.

        Prior to the Dexia Sale, White Mountains' accounted for its investment in FSA Common Stock using the equity method. White Mountains' accounted for its investment in FSA Preferred Stock and FSA Options under the provisions SFAS No. 115 whereby the investment was reported at fair value as of the balance sheet date, with related unrealized investment gains and losses, after tax, reported as a net amount in a separate component of shareholders' equity and reported on the income statement as a component of other comprehensive income. The following table provides summary financial amounts recorded by White Mountains during 2000 and 1999 relating to its investment in Financial Security Assurance:

	2000	1999
	Millions
Amounts recorded by White Mountains:
Investment in FSA Common Stock	$—	$262.2
Investment in FSA Options and Preferred Stock	—	41.1

Total investment in Financial Security Assurance	$—	$303.3

Equity in earnings (loss) from FSA Common Stock (a)	$(3.6)	$19.5
Dividends received from FSA Common Stock	1.4	2.1
Equity in net unrealized investment gains (losses) from Financial Security Assurance's investment portfolio (b)	—	(14.0)
Unrealized investment gains (losses) on FSA Options and Preferred Stock (b)	—	(4.1)
Write-down from fair value to equity value upon exercise of FSA Options, before tax	—	(45.8)

(a)
Recorded net of related amortization of goodwill.

(b)
Recorded directly to shareholders' equity (after tax) as a component of other comprehensive income.

        At December 31, 1999, White Mountains' consolidated retained earnings included $53.3 million of accumulated undistributed earnings of Financial Security Assurance (net of related amortization of goodwill).

NOTE 15. Fair Value of Financial Instruments

        White Mountains carries its financial instruments on its balance sheet at fair value with the exception of its fixed-rate, long-term indebtedness. At December 31, 2001, White Mountains had no significant fixed-rate, long-term indebtedness as a result of the Debt Tender and the Debt Escrow which extinguished or prepaid its outstanding Notes. At December 31, 2000, the market value of the Notes was $97.2 million which compared to a carrying value of $96.0 million. The fair value of the Notes outstanding in 2000 was estimated by discounting future cash flows using incremental borrowing rates for similar types of borrowing arrangements or quoted market prices.

NOTE 16. Related Party Transactions

        National Indemnity and General Reinsurance are wholly-owned subsidiaries of Berkshire. Through the Warrants, Berkshire has the right to acquire 1,714,285 Common Shares at an exercise price of $175.00 per Common Share which represented approximately 17.1% of the total outstanding Common Shares at December 31, 2001 on a fully-converted basis.

        Mr. Howard Clark, a Director of the Company, is Vice Chairman of Lehman Brothers Inc. ("Lehman"). Lehman has, from time to time, provided various services to White Mountains including investment banking services, brokerage services, underwriting of debt and equity securities and financial consulting services. Lehman is the arranger, the administrative agent and a lender under the $875.0 million Lehman Facility. See Note 6.

        Mr. George Gillespie, a Director of the Company, is a Partner at Cravath, Swaine & Moore which has been retained by White Mountains from time to time to perform legal services.

        Pursuant to an employment agreement with White Mountains, Mr. John Gillespie, a Director of the Company and an Officer of OneBeacon, may continue his active involvement with his investment management business, Prospector Partners, LLC ("Prospector"), so long as Mr. Gillespie devotes the requisite time required to discharge his responsibilities to OneBeacon. The agreement specifies procedures pursuant to which Prospector's funds have the ability to invest first in opportunities appropriate for both White Mountains and such funds. Pursuant to revenue sharing agreements, Mr. Gillespie has agreed to pay White Mountains a portion of the revenues and distributions allocable to him in connection with Prospector, in return for White Mountains agreeing to pay the operational expenses of his investment management companies. At December 31, 2001, White Mountains had $82 million invested in funds managed by Prospector.

        At December 31, 2001, White Mountains had limited partnership investment interests in High Rise Partners, L.P. White Mountains also owns investments that are managed by High Rise Capital Management L.P., of which Mr. Zankel, a director of the Company, is the senior Managing Member.

        White Mountains formerly owned two short-range aircraft jointly with Haverford Utah, LLC ("Haverford"). Messrs. Jack Byrne, Patrick Byrne and Thomas Kemp (each Directors of the Company and, in the case of Messrs. Jack Byrne and Kemp, each Officers of the Company) were principals of Haverford. Both aircraft were acquired from unaffiliated third parties during 1996. In exchange for Haverford's 20% ownership interest in the aircraft, Haverford contributed capital equal to 20% of the total initial cost of the aircraft and paid its pro rata share of all fixed costs plus the direct operating costs for its use pursuant to a Joint Ownership Agreement. The aircraft were sold to a third party during 2000 which resulted in Haverford receiving 20% of the cash proceeds.

        White Mountains believes that the above transactions were on terms that were reasonable and competitive and, in the case of Lehman, were obtained through a competitive bid process. White Mountains believes that such transactions did not serve to impair the independence of any of the parties involved. Additional transactions of this nature may be expected to take place in the ordinary course of business in the future.

NOTE 17. Estimated Charges Incurred in Connection with the Tragedies of September 11, 2001

        In connection with the Attacks, White Mountains recorded approximately $130.0 million of pretax charges during 2001. Gross and net of reinsurance losses from the Attacks were approximately $248.0 million and $105.0 million, respectively, at OneBeacon and $104.0 million and $25.0 million, respectively, at Folksamerica. White Mountains has evaluated each of its significant reinsurers and believes its provision for uncollectible reinsurance, with respect to reinsurance relating to the Attacks and otherwise, to be adequate.

NOTE 18. Commitments and Contingencies

        White Mountains leases certain office space under noncancellable operating leases expiring at various dates through 2010. Rental expense for all of White Mountains' locations was approximately $22.3 million,

$2.1 million and $1.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. White Mountains also has various other lease obligations which are immaterial in the aggregate.

        White Mountains' future annual minimum rental payments required under noncancellable leases for office space are $33.5 million, $28.7 million, $19.9 million, $16.8 million and $43.1 million for the 2002, 2003, 2004, 2005 and 2006 and thereafter, respectively.

        Under existing guaranty fund laws in all states, insurers licensed to do business in those states can be assessed for certain obligations of insolvent insurance companies to policyholders and claimants. In accordance with SOP 97-3, "Accounting by Insurance and Other Enterprises for Insurance-Related Assessments", White Mountains' insurance subsidiaries record guaranty fund assessments when such assessments are billed by the respective guaranty funds. In addition, each insurance subsidiary's policy is to accrue for any significant insolvencies when the loss is probable and the assessment amount can be reasonably estimated. The actual amount of such assessments will depend upon the final outcome of rehabilitation proceedings and will be paid over several years. At December 31, 2001, the reserve for such assessments at White Mountains' insurance subsidiaries totalled $39.6 million, of which $26.3 million related to the insolvency of Reliance Insurance Company.

        As a condition of its license to do business in certain states, White Mountains' insurance operations are required to participate in mandatory shared market mechanisms. Each state dictates the types of insurance and the level of coverage that must be provided. The total amount of such business an insurer is required to accept is based on its market share of voluntary business in the state. In certain cases, White Mountains is obligated to write business from mandatory shared market mechanisms at some time in the future based on the market share of voluntary policies it is currently writing. Underwriting results related to assigned risk plans are typically adverse and are not subject to the predictability associated with White Mountains' voluntarily written business.

        Several of OneBeacon's insurance subsidiaries write voluntary automobile insurance in the state of New York. In doing so, they are obligated to accept assignments from the NY Auto Plan for their market share of voluntary premiums written two years prior. In connection with the Acquisition, White Mountains estimated the fair value of the liability associated with NY Auto Plan assignments as a result of voluntary business written by OneBeacon in periods prior to the Acquisition and recorded a liability of $110.0 million as a part of purchase accounting in its financial statements. This liability was increased to $131.1 million as of December 31, 2001. Management will periodically review and adjust this liability in accordance with generally accepted accounting principles as circumstances change within the New York automobile insurance marketplace.

        Various claims have been made against White Mountains in the normal course of its business. Based on all information available at the date of this report, management believes that the outcome of such claims will not, in the aggregate, have a material effect on White Mountains' financial position or results of operations.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

        The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

Securities and Exchange Commission Registration Fee	$45,675
National Association of Securities Dealers, Inc. filing fee	30,500
New York Stock Exchange listing fee	3,500
Printing	150,000
Accounting Fees	250,000
Legal Fees	400,000
Transfer Agent Fees	2,500
Miscellaneous	100,000

Total(1)	$982,175

(1)
All amounts except the SEC filing fee, the NASD filing fee and the NYSE listing fee are estimated. White Mountains will pay all expenses.

Item 15. Indemnification of Officers and Directors.

        Bye-law 33 of the Bye-laws of White Mountains states:

          "(1) The Company shall indemnify its officers and directors to the fullest extent possible except as prohibited by the Act. Without limiting the foregoing, the Directors, Secretary and other Officers (such term to include, for the purposes of this Bye-law, any Alternate Director or any person appointed to any committee by the Board or any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (including, without limitation, any employee benefit plan)) and every one of them, and their heirs, executors and administrators, shall be indemnified and secured harmless out of the assets of the Company from and against all actions, costs, charges, losses, damages and expenses which they or any of them, their heirs, executors or administrators, shall or may incur or sustain by or by reason of any act done, concurred in or omitted (actual or alleged) in or about the execution of their duty, or supposed duty, or in their respective offices or trusts, and none of them shall be answerable for the acts, receipts, neglects or defaults of the others of them or for joining in any receipts for the sake of conformity, or for any bankers or other persons with whom any moneys or effects belonging to the Company shall or may be lodged or deposited for safe custody, or for insufficiency or deficiency of any security upon which any moneys of or belonging to the Company shall be placed out on or invested, or for any other loss, misfortune or damage which may happen in the execution of their respective offices or trusts, or in relation thereto, provided that this indemnity shall not extend to any matter in respect of which such person is, or may be, found guilty of fraud or dishonesty.

          (2)  The Company may purchase and maintain insurance to protect itself and any Director, Officer or other person entitled to indemnification pursuant to this Bye-law to the fullest extent permitted by law.

          (3)  All reasonable expenses incurred by or on behalf of any person entitled to indemnification pursuant to Bye-law 33(1) in connection with any proceeding shall be advanced to such person by the Company within twenty (20) business days after the receipt by the Company of a statement or statements from such person requesting such advance or advances from time to time, whether prior to or after final disposition of such proceeding. Such statement or statements shall reasonably evidence the expenses incurred by such person and, if required by law or requested by the Company at the time of such advance, shall include or be accompanied by an undertaking by or on behalf of such person to repay the amounts advanced if it should ultimately be determined that such person is not entitled to be indemnified against such expenses pursuant to this Bye-law.

          (4)  The right of indemnification and advancement of expenses provided in this Bye-law shall not be exclusive of any other rights to which those seeking indemnification may otherwise be entitled, and the provisions of this Bye-law shall inure to the benefit of the heirs and legal representatives of any person entitled to indemnity under this Bye-law and shall be applicable to proceedings commenced or continuing after the adoption of this Bye-law, whether arising from acts or omissions occurring before or after such adoption. Any repeal or modification of the foregoing provisions of this section shall not adversely affect any right or protection existing at the time of such repeal or modification".

        Reference is made to Section 98 of the Bermuda Companies Act of 1981 (the "Act"). The Act provides that a company may, in its bye-laws or in any contract or arrangement between the company and any officer or person employed as an auditor, exempt such officer or person from, or indemnify him in respect of, any loss arising or liability attaching to him by virtue of any rule of law in respect of any negligence, default, breach of duty or breach of trust of which the officer or person may be guilty in relation to the company or any subsidiary thereof.

        The Act further provides that any provision, whether contained in the bye-laws of a company or in any contract or arrangement between the company and any officer or person employed as an auditor, exempting such officer or person from or indemnifying him against any liability which by virtue of any rule of law would otherwise attach to him in respect of any fraud or dishonesty of which he may be guilty in relation to the company shall be void; provided, however, that

  (a)
  nothing in Section 98 of the Act shall operate to deprive any person of any exemption or right to be indemnified in respect of anything done or omitted to be done while any such provision was in force; and

  (b)
  notwithstanding anything in Section 98 of the Act, a company may, in pursuance of any such provision as aforesaid, indemnify any such officer or auditor against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted or when relief is granted to him by the Supreme Court under Section 281 of the Act.

Item 16. Exhibits.

  (a)
  Exhibits

1.1	Form of Underwriting Agreement. *
4.1	Memorandum of Continuance of White Mountains Insurance Group, Ltd. (incorporated by reference herein to White Mountains Insurance Group, Ltd.'s registration statement on Form S-4 (no. 333- 87649), dated September 23, 1999).
4.2	Bye-Laws of White Mountains Insurance Group, Ltd. (incorporated by reference herein to White Mountains Insurance Group, Ltd.'s registration statement on Form S-4 (no. 333-87649), dated September 23, 1999).
5.1	Opinion of Cravath, Swaine & Moore. *
5.2	Opinion of Conyers Dill & Pearman. *
23.1	Consent of PricewaterhouseCoopers LLP.
23.3	Consent of Cravath, Swaine & Moore (contained in Exhibit 5.1).
23.4	Consent of Conyers Dill & Pearman (contained in Exhibit 5.2).
24.1	Powers of Attorney (included on signature pages).†

*
To be filed by amendment.

†
Previously filed.

Item 17. Undertakings.

  (a)
  The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b)
  The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  (c)
  Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (d)
  The undersigned registrant hereby undertakes that:

  (1)
  For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

  (2)
  For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of White River Junction, State of Vermont, on June 25, 2002.

WHITE MOUNTAINS INSURANCE GROUP, LTD.
By:	/s/ J. BRIAN PALMER J. Brian Palmer Chief Accounting Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

* Raymond Barrette	Director	June 25, 2002
* Dennis P. Beaulieu	Corporate Secretary and Treasurer (Principal Financial Officer)	June 25, 2002
* John J. Byrne	Chairman and Chief Executive Officer (Principal Executive Officer)	June 25, 2002
* Mark J. Byrne	Director	June 25, 2002
* Patrick M. Byrne	Director	June 25, 2002
* Howard L. Clark, Jr.	Director	June 25, 2002
* Robert P. Cochran	Director	June 25, 2002
* Steven E. Fass	Director	June 25, 2002

* George J. Gillespie, III	Director	June 25, 2002
* John D. Gillespie	Director	June 25, 2002
/s/ K. THOMAS KEMP K. Thomas Kemp	Director and President	June 25, 2002
* Gordon S. Macklin	Director	June 25, 2002
* Frank A. Olson	Director	June 25, 2002
/s/ J. BRIAN PALMER J. Brian Palmer	Chief Accounting Officer (Principal Accounting Officer)	June 25, 2002
* Joseph S. Steinberg	Director	June 25, 2002
* Arthur Zankel	Director	June 25, 2002
By:	/s/ K. THOMAS KEMP K. Thomas Kemp Attorney-in-fact

EXHIBIT INDEX

1.1	Form of Underwriting Agreement. *
4.1	Memorandum of Continuance of White Mountains Insurance Group, Ltd. (incorporated by reference herein to White Mountains Insurance Group, Ltd.'s registration statement on Form S-4 (no. 333- 87649), dated September 23, 1999).
4.2	Bye-Laws of White Mountains Insurance Group, Ltd. (incorporated by reference herein to White Mountains Insurance Group, Ltd.'s registration statement on Form S-4 (no. 333-87649), dated September 23, 1999).
5.1	Opinion of Cravath, Swaine & Moore. *
5.2	Opinion of Conyers Dill & Pearman. *
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Cravath, Swaine & Moore (contained in Exhibit 5.1).
23.3	Consent of Conyers Dill & Pearman (contained in Exhibit 5.2).
24.1	Powers of Attorney (included on signature pages).†

*
To be filed by amendment.

†
Previously filed.

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TABLE OF CONTENTS
PROSPECTUS SUMMARY
THE OFFERING
SUMMARY CONSOLIDATED FINANCIAL DATA
OTHER DATA
RISK FACTORS
SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS
INFORMATION ABOUT THIS PROSPECTUS
USE OF PROCEEDS
PRICE RANGE OF COMMON SHARES
DIVIDEND POLICY
CAPITALIZATION
BUSINESS
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
KEY MANAGEMENT
PRINCIPAL AND SELLING SHAREHOLDER
DESCRIPTION OF OUR COMMON SHARES
BERMUDA TAXATION
U.S. FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITERS
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
ENFORCEMENT OF JUDGMENTS AND OTHER MATTERS
WHITE MOUNTAINS INSURANCE GROUP, LTD. Index to Consolidated Financial Statements and Financial Statement Schedules
REPORT OF INDEPENDENT ACCOUNTANTS
PART II
SIGNATURES
EXHIBIT INDEX